     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MARKETWATCH.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                     7375                                    94-3315360
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NO.)

                               825 BATTERY STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 733-0500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               J. PETER BARDWICK
                            CHIEF FINANCIAL OFFICER
                             MARKETWATCH.COM, INC.
                               825 BATTERY STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 733-0500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                            JEFFREY R. VETTER, ESQ.
                             SAYRE E. STEVICK, ESQ.
                          CYNTHIA E. GARABEDIAN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                                                  OFFERING PRICE        AGGREGATE
           TITLE OF EACH CLASS OF               AMOUNT TO BE            PER             OFFERING           AMOUNT OF
       OF SECURITIES TO BE REGISTERED            REGISTERED          SHARE(1)           PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share......      1,589,138           $28.91           $45,941,980          $12,772
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the Registrant's common stock on the Nasdaq National Market on August 4, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH ANY OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF THAT JURISDICTION.

                  SUBJECT TO COMPLETION, DATED AUGUST 9, 1999

                              1,589,138 SHARES OF

                                COMMON STOCK OF

                             MARKETWATCH.COM, INC.

     The shares of common stock of MarketWatch.com, Inc. may be offered from time to time by the stockholders of MarketWatch.com, who were former stockholders of BigCharts Inc., listed under "Selling Stockholders." The shares will become eligible for sale at the times described under "Plan of Distribution." MarketWatch.com will not receive any proceeds from the sale of these shares.

     The common stock is listed on the Nasdaq National Market under the symbol "MKTW." On August 4, 1999, the closing price per share of the common stock on the Nasdaq National Market was $27.3125.

     THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August   , 1999

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    5
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Price Range of Common Stock.................................   16
Selected Financial Data.....................................   17
Selected Pro Forma Financial Data...........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   34
Management..................................................   49
Certain Transactions........................................   59
Principal Stockholders......................................   68
Selling Stockholders........................................   70
Description of Capital Stock................................   73
Shares Eligible for Future Sale.............................   77
Plan of Distribution........................................   79
Legal Matters...............................................   81
Experts.....................................................   81
Where You Can Find Additional Information...................   82
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this prospectus contain a discussion of some of the factors that could contribute to these differences.

                                MARKETWATCH.COM

OUR BUSINESS

     We are a leading web-based provider of comprehensive, real-time business news, financial programming and analytic tools. Our CBS.MarketWatch.com web site also offers several tiers of paid subscription products, personal finance commentary and data, community features and other services designed to provide a "one-stop-shop" for our audience's financial information needs.

     We were formed in October 1997 as a joint venture 50% owned by each of CBS Broadcasting Inc., or CBS, and Data Broadcasting Corporation, or DBC. CBS licensed its name, logo and certain news content for use in connection with the CBS.MarketWatch.com web site. When this joint venture was formed, CBS and DBC agreed that their contributions would be treated as having equal value. CBS initially licensed us the right to use its name, logo and news content for a period of five years in exchange for a royalty of approximately 30% of our banner advertising revenue. It also separately agreed to provide us with $50.0 million in rate card promotion and advertising. In January 1999, CBS agreed to amend the license to extend the term through October 2005, to provide us with $30.0 million in rate card promotion and advertising from October 1997 through October 2002 and to amend the royalty rate to be paid by us from 30% of banner advertising revenues to 6% to 8% of gross revenues, subject to certain limitations. DBC contributed certain assets related to our predecessor business, which it formed in October 1995, and agreed to provide our initial funding. Under a services agreement, DBC agreed to provide ongoing services, including hosting our web site through October 2002. In January 1999, this services agreement was amended to provide for an eight-year term through October 2005 and to add other provisions relating to system performance and hardware.

     In June 1999, we acquired BigCharts Inc., a provider of licensed financial charting content to electronic brokers, financial publishers and portals. In connection with the acquisition of BigCharts, we issued an aggregate of 2,174,962 shares of our common stock for all of the outstanding capital stock, including stock options, of BigCharts, of which 158,914 shares are subject to an escrow to secure the indemnification obligations of the principal stockholders of BigCharts. We also made a cash payment of $6.0 million.

     Our address is 825 Battery Street, San Francisco, California, 94111 and our telephone number is (415) 733-0500.

     The information on our web site and on the web site of BigCharts Inc., which we acquired in June 1999, is not a part of this prospectus.

     MarketWatch.com, the MarketWatch.com logo, MarketWatch Live and MarketWatch RT are some of our service marks. The CBS name and the "Eye" design are registered trademarks of CBS. This prospectus also includes trademarks and trade names of other companies.

                             SUMMARY FINANCIAL DATA

     The following tables summarize the financial data for our business and the predecessor business of DBC. The share information for MarketWatch.com gives effect to the conversion of our business from a limited liability company into a corporation as if this conversion occurred before the beginning of each period indicated. For more information, please see the MarketWatch.com, BigCharts and pro forma financial statements included elsewhere in this prospectus.

                                                                                         DBC ONLINE/NEWS
                                          MARKETWATCH.COM                             PREDECESSOR BUSINESS
                          -----------------------------------------------   -----------------------------------------
                                                              INCEPTION                                   INCEPTION
                            THREE MONTHS                     (OCTOBER 29,   JANUARY 1,                   (OCTOBER 1,
                                ENDED                           1997)          1997                         1995)
                              MARCH 31,        YEAR ENDED      THROUGH        THROUGH      YEAR ENDED      THROUGH
                          -----------------   DECEMBER 31,   DECEMBER 31,   OCTOBER 28,   DECEMBER 31,   DECEMBER 31,
                           1999      1998         1998           1997          1997           1996           1995
                          -------   -------   ------------   ------------   -----------   ------------   ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Net revenues..........  $ 3,147   $ 1,176     $  7,027        $  630        $ 1,172       $   607         $  --
  Gross profit..........    1,946       896        4,190           482            512           156            --
  Operating loss........   (6,452)   (1,749)     (12,254)          (81)        (1,383)       (1,867)         (236)
  Net loss..............   (6,069)   (1,756)     (12,413)          (81)          (943)       (1,172)         (147)
  Basic and diluted net
    loss per share......  $ (0.52)  $ (0.20)    $  (1.38)       $(0.01)
  Shares used to compute
    basic and diluted
    net loss per
    share...............   11,635     9,000        9,000         9,000

                                     MARKETWATCH.COM                               DBC ONLINE/NEWS
                       --------------------------------------------   -----------------------------------------
                         MARCH 31,      DECEMBER 31,   DECEMBER 31,   OCTOBER 28,   DECEMBER 31,   DECEMBER 31,
                            1999            1998           1997          1997           1996           1995
                       --------------   ------------   ------------   -----------   ------------   ------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash
    equivalents......     $42,323         $   140          $ --         $    --       $    --        $    --
  Working capital
    (deficit)........      40,735          (5,889)          139          (2,449)       (1,502)           (68)
  Total assets.......      45,654           4,487           237             546           409             99
  Advances from
    DBC..............          --           3,946            --           2,708         1,644            178
  Total stockholders'
    equity
    (deficit)........      41,904          (3,130)          152          (2,263)       (1,320)          (147)

                                  RISK FACTORS

     Purchasing the common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to purchase shares of our common stock.

RISKS RELATED TO OUR RELATIONSHIP WITH CBS AND DBC

CBS AND DBC HAVE SIGNIFICANT CONTROL OVER OUR BUSINESS

     CBS and DBC each owned approximately 32.7% of our outstanding common stock as of June 30, 1999. CBS and DBC each have the right to have representatives serve on our board of directors generally based upon the percentage of our voting securities which they hold. They currently each have three representatives on our board. Each has the right to appoint one additional representative to the board and each has informed us that they intend to do so. If we issue securities in the future, CBS and DBC will each have the right to purchase securities from us so they can maintain their respective percentage ownerships. In addition, if either CBS or DBC desires to transfer any shares of common stock held by it, the other party has a right of first refusal to purchase all or a portion of those shares, subject to exceptions. As a result of their share ownership and the other rights described in this prospectus, CBS and DBC collectively will be able to control our management and affairs, elect a majority of our board of directors and approve significant corporate transactions. This concentration of ownership and these rights could also delay or prevent a change in control. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

     If a competitor of CBS directly or indirectly acquires more than 30% of the voting power of DBC or substantially all of DBC's assets at a time when DBC beneficially owns at least 10% of our outstanding common stock, CBS may within 45 days either:

     - purchase all of our securities held by DBC; or

     - require DBC to place these securities in a trust which would then dispose of the securities with a view to maximizing the sale price while disposing of such shares as promptly as reasonably practicable.

     DBC would forfeit its board representation in either event. We cannot predict which option, if any, CBS would elect in such an event. Although DBC has advised us that it has no present plans or intentions to effect such a transaction, DBC could effect such a transaction at any time in the future. See "Description of Capital Stock -- Rights of First Refusal."

WE DEPEND ON OUR RELATIONSHIP WITH CBS AND THIS RELATIONSHIP COULD TERMINATE PREMATURELY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

     We license the CBS logo, name and certain news content from CBS. The CBS logo and name are critical to our marketing and brand building activities. We would need to change the name of our web site and devote substantial resources towards building a new brand name if our agreement with CBS were terminated or not renewed. This agreement also has a number of risks associated with it. CBS can require us to remove any content on our web site which it determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons. We are also required to conform to CBS's guidelines for the use of its trademarks. CBS has the right to approve all materials, such as marketing materials, that include any CBS trademarks. CBS also has control over the visual and editorial presentation of its television news content on our web site. Because of these restrictions, we may not be able to perform our desired marketing activities.

     Our license agreement with CBS will expire on October 29, 2005, and CBS will have no obligation to renew it. CBS will also have the right to terminate this agreement if:

     - we breach a material term or condition of the agreement;

     - we become insolvent or subject to bankruptcy or similar proceedings;

     - a competitor of CBS acquires 15% or more of our voting power;

     - we issue voting securities to, or actively participate in the acquisition of our voting power by, a CBS competitor which results in such competitor directly or indirectly owning 9% or more of our voting power; or

     - we discontinue using the MarketWatch.com trademark and do not establish a substitute mark acceptable to CBS.

     If our agreement with CBS is terminated prior to the end of its term, our business could be adversely affected.

     CBS has agreed, subject to certain limitations, to provide us an aggregate rate card amount of $30.0 million of advertising and on-air promotions during the period from October 29, 1997 through October 29, 2002. However, the timing and placement of these advertisements and promotions are subject to CBS's discretion. CBS could discontinue promoting us in the manner that it currently does. CBS also makes no guarantees to us as to the demographic composition or size of the audience that views these advertisements or promotions. This advertising and on-air promotion, as well as our association with the CBS brand, are important elements of our strategy to increase our brand awareness. This obligation will terminate if our license agreement terminates.

     We may not be able to continue to attract a sufficient amount of user traffic and advertisers to our web site without the CBS name and logo or promotion from CBS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 7 of Notes to MarketWatch.com financial statements.

WE DEPEND ON DBC TO PROVIDE US WITH MANY IMPORTANT SERVICES WHICH WOULD BE DIFFICULT TO REPLACE

     DBC has accounted for a significant portion of our revenues. DBC also currently provides us with software programming assistance, data feeds, communications lines, and related facilities, network operations and web site management services as well as certain administrative, engineering and human resources services. If DBC fails to provide these services satisfactorily, we would be required to perform these services ourselves or obtain these services from another provider. Replacing these services could cause us to incur additional costs. We may not be able to replace these services on commercially reasonable terms or if we choose to perform these services ourselves, we may not be able to perform them adequately. During any such transition, our services could be disrupted for an indefinite period of time and, as a result, we could lose a substantial number of users and advertisers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 7 of Notes to MarketWatch.com financial statements.

OUR AGREEMENTS WITH CBS AND DBC DO NOT COMPLETELY PREVENT THEM FROM ENGAGING IN BUSINESS ACTIVITIES THAT ARE COMPETITIVE WITH OURS

     Although our agreements with CBS and DBC contain certain limited non-competition provisions, these provisions have certain exceptions and are not exclusive relationships. For example:

     - CBS could license its name and logo to other web sites or Internet services that deliver general news, sports or entertainment. These sites or services could also offer financial news, so long as delivering comprehensive stock quotes and financial news to consumers in the English language is not their primary function and their principal theme and format;

     - DBC may provide hosting services to other web sites;

     - DBC could also establish an advertising-supported web site that does not have as its primary function and its principal theme and format the delivery of financial news and stock quotes;

     - CBS or DBC could license its content to other web sites or Internet services; or

     - CBS or DBC could make certain investments in other web sites or Internet services.

     Any of these could adversely affect us. For example, these sites or services could compete with us or CBS and DBC might promote these other sites or services more actively than they promote our web site. See "Business -- Strategic Relationships" and "Certain Transactions."

RISKS RELATED TO OUR BUSINESS

POTENTIAL FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     - the early stage of our development, particularly given that we did not become a separate legal entity until October 1997;

     - the level of web usage;

     - traffic levels on our web site, which can fluctuate significantly as a result of business and financial news events;

     - the demand for advertising on our web site as well as on the web in general;

     - changes in rates paid for web advertising resulting from competition or other factors;

     - our ability to enter into or renew key agreements such as our agreement with Yahoo!;

     - the amount and timing of our costs related to our marketing efforts or other initiatives;

     - fees we may pay for distribution or content agreements or other costs we incur as we expand our operations;

     - new services introduced by us or our competitors;

     - competitive factors;

     - technical difficulties or system downtime affecting the web generally or the operation of our web site; or

     - economic conditions specific to the web as well as general economic conditions.

     Therefore, our operating results for any particular quarter may not be indicative of future operating results.

     We expect that over time our revenues will come from a mix of advertising, content licensing, e-commerce relationships and subscription service fees. However, we expect to be substantially dependent on advertising revenues for the foreseeable future. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the level of our advertising revenue in each quarter. Our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. If we have lower revenues, particularly advertising revenues, than we expect, we may not be able to quickly reduce our spending in response. Our cost structure could also change dramatically as we increasingly operate independently from DBC. If we continue to rely on DBC for the services described under "-- Dependence on DBC Relationship," we will be required to reimburse DBC for its costs in providing the services. We will have little control over the amount of these costs, which could be substantial. In addition, we intend to significantly increase our operating expenses to grow our business. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and these fluctuations could affect the market price of our common stock in a manner unrelated to our long-term operating performance.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE

     We have incurred operating losses in each fiscal quarter since we were formed. As of March 31, 1999, we had an accumulated deficit of approximately $18.6 million. We expect operating losses and negative cash flows to continue for the foreseeable future as we intend to significantly increase our operating expenses to grow our business. We expect to incur significant sales and marketing, product development, and general and administrative expenses, in part as a result of our recent acquisition of BigCharts. In the future, we expect to incur substantial non-cash costs relating to the amortization of goodwill and other intangible assets relating to our acquisition of BigCharts which will contribute to our net losses. As a result, we expect to incur significant losses for the foreseeable future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE COULD EXPERIENCE SEASONALITY IN OUR OPERATING RESULTS

     We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If our market makes the transition from an emerging to a more developed medium, seasonal and cyclical patterns in our industry may develop in the future. Therefore, if our industry follows the same seasonal patterns as those in the traditional media, we may experience lower advertising revenues in the first and third calendar quarters of each year. Furthermore, traffic levels on our web site typically fluctuate with the occurrence of significant events in the business and financial news, such as fluctuations in the stock markets, that could cause changes in our audience size. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MUST DEVELOP AND IMPLEMENT OUR OWN INTERNAL SYSTEMS TO MANAGE OUR BUSINESS AND OUR GROWTH

     Although our predecessor business has been operating since October 1995, we did not become a separate legal entity until October 1997 when we were formed as a limited liability company and we introduced our CBS.MarketWatch.com web site. Furthermore, we acquired BigCharts in June 1999.

     We have been and continue to be substantially dependent on DBC for many of our financial, administrative and operational services and related support functions. We may not be able to perform these financial, administrative, operational and support functions effectively as an independent company. In addition, we believe that we will need further improvements in these systems, controls and procedures to manage our growth. Our future financial performance could be adversely affected if we or DBC do not perform these functions effectively or if we do not implement these systems, controls and procedures successfully.

WE MAY EXPERIENCE DIFFICULTY INTEGRATING ACQUISITIONS

     We may seek to continue to expand our current offerings by acquiring additional businesses, technologies, product lines or service offerings from third parties. We may be unable to identify future acquisition targets and may be unable to integrate BigCharts or any other acquisition successfully. Even if we complete an acquisition, we may have difficulty in integrating it with our current offerings, and any acquired features, functions or services may not achieve market acceptance or enhance our brand loyalty. Integrating newly acquired organizations and products and services could be expensive, time consuming and a strain on our resources.

     Our BigCharts acquisition, and any future acquisitions involve a number of risks that may result in our not achieving the desired benefits of the transaction. These risks include:

     - the difficulties in assimilating the operations of the acquired businesses;

     - the potential disruption of our existing businesses;

     - the assumption of unknown liabilities and litigation;

     - our inability to integrate, train, retain and motivate personnel of the acquired businesses;

     - the diversion of our management from our day-to-day operations;

     - our inability to incorporate acquired technologies successfully into our family of web sites;

     - the potential impairment of relationships with our employees, customers and strategic partners; and

     - the inability to maintain uniform standards, controls procedures and policies.

     Our inability to successfully address any of these risks could materially harm our business.

     We paid for our acquisition of BigCharts by issuing shares of our capital stock and making a cash payment. In the future, we may effect other large or small acquisitions by using stock, and this will dilute our stockholders. We may also use cash to buy companies or technologies in the future. We may need to incur debt to pay for these acquisitions. Acquisition financing may not be available on favorable terms or at all. In addition, we will likely be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would materially harm our results of operations.

THERE IS INTENSE COMPETITION FOR WEB-BASED BUSINESS AND FINANCIAL CONTENT AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

     Many web sites compete for consumers' and advertisers' attention and spending, particularly in the business and financial information and news area. We expect this competition to continue to increase. We compete for advertisers, users and content providers with many types of companies:

     - publishers and distributors of traditional media, including television, radio and print, such as The Wall Street Journal, CNN and CNBC;

     - general purpose consumer online services such as America Online and Microsoft Network;

     - online services or web sites targeted to business, finance and investing needs, such as TheStreet.com and Motley Fool; and

     - web retrieval and other web "portal" companies, such as Excite, Infoseek, Lycos, Yahoo! and America Online.

     Increased competition could result in price reductions, reduced margins or loss of market share, any of which would adversely affect our business. See "Business -- Industry Background" and "-- Competition."

WE WILL NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER WEB SITES TO ATTRACT USERS, ADVERTISERS AND CONTENT

     We depend on establishing and maintaining distribution relationships with high-traffic web sites for a significant portion of our traffic. For example, for the month of June 1999, approximately 11% of our traffic came from Yahoo!. There is intense competition for placements on these sites, and we may not be able to enter into such relationships on commercially reasonable terms or at all. Even if we enter into distribution relationships with these web sites, they themselves may not attract significant numbers of users. Therefore, our site may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships.

     Occasionally we enter into agreements with advertisers, content providers or other high traffic web sites that require us to exclusively feature these parties in certain sections of our web site. Existing and future exclusivity arrangements may prevent us from entering into other content agreements, advertising or sponsorship arrangements or other strategic relationships. Many companies we may pursue for a strategic relationship also offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web site.

WE DEPEND ON A THIRD PARTY TO TRACK AND MEASURE THE DELIVERY OF ADVERTISEMENTS FOR US AND IT COULD BE DIFFICULT TO REPLACE THESE SERVICES

     It is important to our advertisers that we accurately measure the delivery of advertisements on our web site. We depend on third parties to provide this measurement service. If they were unable to provide this service in the future, we would be required to perform it ourselves or obtain it from another provider. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing this service. We are implementing additional systems designed to record behavioral patterns of our users. If we do not develop these systems successfully, we may not be able to accurately evaluate the behavioral patterns of our users. Companies may not advertise on our web site or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

WE DEPEND ON OUR DIRECT SALES FORCE TO SELL ADVERTISING ON OUR WEB SITE

     Until early 1998, we relied upon third parties to sell advertisements on our web site. Since that time, we created our own internal sales force. As of June 30, 1999, our sales group had 17 members. We depend on our sales force to sell advertising on our web site. This involves a number of risks:

     - our sales personnel have only worked for us for a short period of time;

     - our need to further increase the size of our sales force;

     - our ability to hire, retain, integrate and motivate additional sales and sales support personnel;

     - the length of time it takes new sales personnel to become productive; and

     - the competition we face from other companies in hiring and retaining sales personnel.

     Our business would be adversely affected if we do not develop and maintain an effective sales force.

WE DEPEND ON ADVERTISERS FROM THE FINANCIAL INDUSTRY AND WE MAY NOT SUCCEED IN ATTRACTING ADVERTISERS FROM OTHER INDUSTRIES

     Financial services companies have accounted for the substantial majority of our advertising revenues. We will need to sell advertising to customers outside of the financial services industry in order to increase our revenues. To date, relatively few advertisers from industries other than the technology and financial services industries have devoted a significant portion of their advertising budgets to web advertising. If we do not attract advertisers from other industries, our business could be adversely affected.

OUR SYSTEMS MAY NOT BE ABLE TO ACCOMMODATE INCREASES IN THE NUMBER OF USERS OF OUR SERVICES

     In the past, our web site has experienced significant increases in traffic when there are noteworthy business or financial news stories. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our web site must accommodate a high volume of traffic and deliver frequently updated information. Our web site has in the past and may in the future experience slower response times or other problems for a variety of reasons.

     We also depend on information providers, including DBC, to provide information and data feeds on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other web site operators for access to our web site. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our web site as not functioning properly and therefore cause them to use other methods to obtain their business and financial news and other information.

WE NEED TO EXPAND OUR BUSINESS AND BE ABLE TO DO SO SUCCESSFULLY

     We believe that we will need to expand our business and operations both to operate as an entity independent from DBC and in order to grow our business. This growth is likely to continue to place a significant strain on our resources. As we grow, we will also have to implement new operational and financial systems, procedures and controls. If we are unable to accomplish any of these, our business could be adversely affected. In addition, with the recent acquisition of BigCharts, we have added several members to our management team. As a result, our management team may not work together effectively to successfully manage our growth.

IF WE DO NOT DEVELOP NEW AND ENHANCED SERVICES AND FEATURES FOR OUR WEB SITE, WE MAY NOT BE ABLE TO ATTRACT AND RETAIN A SUFFICIENT NUMBER OF USERS

     We believe that our web site will be more attractive to advertisers if we develop a larger audience comprised of demographically favorable users. Accordingly, we intend to introduce additional or enhanced services in the future in order to retain our current users and attract new users. If we introduce a service that is not favorably received our current users may not continue using our service as frequently. New users could also choose a competitive service over ours.

     We may also experience difficulties that could delay or prevent us from introducing new services. Furthermore, these services may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these services on our web site to correct these errors. Our business could be adversely affected if we experience difficulties in introducing new services or if users do not accept these new services.

RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON THE CONTINUED GROWTH IN THE USE OF THE WEB, PARTICULARLY FOR FINANCIAL NEWS AND INFORMATION

     Our business depends on consumers continuing to increase their use of the web for obtaining news and financial information as well as for conducting commercial transactions. The rapid growth and use of the Internet is a recent phenomenon. As a result this acceptance and use may not continue to develop at historical rates. Web usage may be inhibited for a number of reasons, such as:

     - inadequate network infrastructure;

     - security concerns;

     - inconsistent quality of service; and

     - availability of cost-effective, high-speed service.

     If web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, web usage, as well as usage of our web site, could grow more slowly or decline.

WE DEPEND ON THE SALE OF ADVERTISEMENTS ON OUR WEB SITE AND IF WEB ADVERTISING DOES NOT BECOME ACCEPTED, OUR BUSINESS WOULD BE HARMED

     We expect to derive a substantial amount of our revenues from advertising for the foreseeable future. No standards have been widely accepted to measure the effectiveness of web advertising. If such standards do not develop, existing advertisers may not continue their current levels of web advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be adversely affected if the market for web advertising fails to develop or develops more slowly than expected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Advertising and Sales."

     Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or times an advertisement is displayed, could adversely affect our revenues because impression-based advertising comprises a substantial majority of our current advertising revenues. Our advertising revenues could be adversely affected if we are unable to adapt to new forms of web advertising. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of web advertising.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB COULD HINDER THE POPULARITY OF THE WORLD WIDE WEB

     There are currently few laws or regulations that specifically regulate communications or commerce on the web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the web. Any new laws or regulations relating to the web could adversely affect our business.

WEB SECURITY CONCERNS COULD HINDER INTERNET COMMERCE

     The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because many of our advertisers seek to advertise on our web site to encourage people to use the web to purchase goods or services, our business could be adversely affected.

     We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

WE COULD FACE LIABILITY RELATED TO OUR STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS

     We have a non-disclosure policy displayed on our web site. Our policy is not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of our personalized services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and other states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if they chose to investigate our privacy practices.

WE COULD FACE LIABILITY FOR THE INFORMATION DISPLAYED ON OUR WEB SITE

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subjected to claims based upon the content that is accessible from our web site through links to other web sites. Our insurance may not adequately protect us against these types of claims.

RISKS RELATED TO THIS OFFERING

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US

     Certain provisions of our amended and restated certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. See "Risks Related to Our Relationship with CBS and DBC -- Control by CBS and DBC," "Certain Transactions" and "Description of Capital Stock."

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE

     MarketWatch.com had 13,753,054 shares outstanding as of June 30, 1999. Of these shares, 3,163,916 shares, plus 158,867 of the shares sold in this offering will be freely tradable except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. As a result of contractual restrictions, an additional 202,340 shares will be eligible for sale on January 5, 2000, 202,340 shares will be eligible for sale on April 4, 2000, 480,637 shares will be eligible for sale on June 9, 2000, 278,241 shares will be eligible for sale on June 9, 2001 and 266,713 shares will be eligible for sale on June 9, 2002. The remaining 9,000,000 shares held by CBS and DBC will be "restricted securities" and will become eligible for sale no later than January 2000, subject to the volume limitations and other conditions of Rule 144 under the Securities Act. In addition, at least 1,787,524 shares will be issuable upon the exercise of options (based on options outstanding on June 30, 1999). Sales of a large number of shares could have an adverse effect on the market price for our common stock.

     Neither CBS nor DBC has any restrictions on selling any of our securities held by it other than as provided in their stockholders' agreement and under applicable securities laws. In addition, CBS and DBC can require us to register our securities they own for public sale. Any sales by these stockholders could adversely affect the trading price of our common stock. See "Management -- Director Compensation," "-- Employee Benefit Plans," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

THE TRADING PRICE OF OUR COMMON STOCK IS VOLATILE AND COULD FLUCTUATE SIGNIFICANTLY

     We cannot predict the extent to which investor interest in MarketWatch.com will lead to the development of a trading market or how liquid that market might become. The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Therefore, you may not be able to resell your shares at a price greater than what you paid for the shares. See "Price Range of Common Stock."

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This litigation could result in substantial costs and a diversion of management's attention and resources.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol "MKTW" since January 15, 1999. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low reported sale prices for our common stock as reported by the Nasdaq National Market.

                            1999                               HIGH        LOW
                            ----                              -------    -------
First Quarter...............................................  $130.00    $ 56.00
Second Quarter..............................................   107.00      45.00
Third Quarter (through August 4, 1999)......................    59.75      26.63

     On August 4, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $27.3125 per share.

     As of June 30, 1999, there were approximately 138 holders of record of the common stock although we believe that there were a greater number of beneficial owners of our common stock.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as

     - quarterly variations in our operating results;

     - announcements of technological innovations or new products and media properties by us or our competitors;

     - additions or departures of key personnel;

     - changes in financial estimates and recommendations by securities analysts;

     - the operating and stock price performance of other companies that investors may deem comparable to us; and

     - news reports relating to trends in our markets.

     In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

                            SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to, and should be read in conjunction with, the financial statements of MarketWatch.com, the notes to these financials and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     The statement of operations data for the three month period ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 are derived from unaudited financial data of MarketWatch.com and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of MarketWatch.com's results of operations for those periods and its financial condition as of such date. The operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results to be expected for any other interim period or the year ending December 31, 1999.

     The selected statement of operations data of MarketWatch.com presented below for the period from inception (October 29, 1997) through December 31, 1997 and for the year ended 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from financial statements of MarketWatch.com that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The selected statement of operations data of DBC Online/News for the period from inception (October 1, 1995) through December 31, 1995, the year ended December 31, 1996 and for the period from January 1, 1997 to October 28, 1997 and the balance sheet data as of December 31, 1996 and October 28, 1997 are derived from audited financial statements not included in this prospectus.

     The financial information of DBC Online/News is not indicative of the results of operations, financial position and cash flows of MarketWatch.com had it been a stand-alone entity nor is it indicative of the results of operations, financial position and cash flows of MarketWatch.com in the future.

     The share information for MarketWatch.com gives effect to the conversion of our business from a limited liability company into a corporation as if this conversion occurred before the beginning of the period indicated.

                                                  MARKETWATCH.COM                                   DBC ONLINE/NEWS
                                 --------------------------------------------------   -------------------------------------------
                                 THREE MONTHS ENDED                    INCEPTION                                     INCEPTION
                                      MARCH 31,        YEAR ENDED   (OCT. 29,1997)    JAN. 1, 1997    YEAR ENDED   (OCT. 1, 1995)
                                 -------------------    DEC. 31,        THROUGH          THROUGH       DEC. 31,       THROUGH
                                   1999       1998        1998       DEC. 31, 1997    OCT. 28, 1997      1996      DEC. 31, 1995
                                 --------   --------   ----------   ---------------   -------------   ----------   --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Advertising..................  $ 2,631    $   696     $  5,115        $  320           $   690       $   303         $  --
  News to DBC..................      365        311        1,285           210                --            --            --
  Subscription.................      151        169          627           100               482           304            --
                                 -------    -------     --------        ------           -------       -------         -----
         Total net revenues....    3,147      1,176        7,027           630             1,172           607            --
Cost of revenues:
  Advertising and news.........    1,061        186        2,398            92               391           280            --
  Subscription.................      140         94          439            56               269           171            --
                                 -------    -------     --------        ------           -------       -------         -----
         Total cost of
           revenues............    1,201        280        2,837           148               660           451            --
                                 -------    -------     --------        ------           -------       -------         -----
Gross profit...................    1,946        896        4,190           482               512           156            --
                                 -------    -------     --------        ------           -------       -------         -----
Operating expenses:
  Product development..........      627        236        1,468           186               885         1,159           210
  General and administrative...    1,550        532        3,429           248               943           732            26
  Sales and marketing..........    6,221      1,877       11,547           129                67           132            --
                                 -------    -------     --------        ------           -------       -------         -----
         Total operating
           expenses............    8,398      2,645       16,444           563             1,895         2,023           236
                                 -------    -------     --------        ------           -------       -------         -----
Operating loss.................   (6,452)    (1,749)     (12,254)          (81)           (1,383)       (1,867)         (236)
Interest income (expense)......      383         (7)        (159)           --              (181)          (90)           (9)
                                 -------    -------     --------        ------           -------       -------         -----
Loss before income tax
  benefit......................   (6,069)    (1,756)     (12,413)          (81)           (1,564)       (1,957)         (245)
Income tax benefit.............       --         --           --            --               621           785            98
                                 -------    -------     --------        ------           -------       -------         -----
Net loss.......................  $(6,069)   $(1,756)    $(12,413)       $  (81)          $  (943)      $(1,172)        $(147)
                                 =======    =======     ========        ======           =======       =======         =====
Basic and diluted net loss per
  share........................  $ (0.52)   $ (0.20)    $  (1.38)       $(0.01)
                                 =======    =======     ========        ======
Shares used to compute basic
  and diluted net loss per
  share........................   11,635      9,000        9,000         9,000
                                 =======    =======     ========        ======

                                          MARKETWATCH.COM                                 DBC ONLINE/NEWS
                       ------------------------------------------------------   ------------------------------------
                       MARCH 31, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997   OCTOBER 28, 1997   DECEMBER 31, 1996
                       --------------   -----------------   -----------------   ----------------   -----------------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents........     $42,323            $   140              $ --              $    --             $    --
Working capital
  (deficit)..........      40,735             (5,889)              139               (2,449)             (1,502)
         Total
           assets....      45,654              4,487               237                  546                 409
Advances from
  DBC(1).............          --              3,946                --                2,708               1,644
Total stockholders'
  equity (deficit)...      41,904             (3,130)              152               (2,263)             (1,320)

                        DBC ONLINE/NEWS
                       -----------------
                       DECEMBER 31, 1995
                       -----------------

BALANCE SHEET DATA:
Cash and cash
  equivalents........       $    --
Working capital
  (deficit)..........           (68)
         Total
           assets....            99
Advances from
  DBC(1).............           178
Total stockholders'
  equity (deficit)...          (147)

-------------------------
(1) Advances from DBC Online/News at October 28, 1997 were neither paid by DBC Online/News nor assumed by MarketWatch.com.

                       SELECTED PRO FORMA FINANCIAL DATA

     Effective June 9, 1999, MarketWatch.com, Inc., a Delaware corporation, completed its acquisition of substantially all of the assets of BigCharts.com, Inc., a Minnesota corporation for $6.0 million in cash, $110.9 million worth of MarketWatch Common Stock, and $38.6 million worth of MarketWatch stock options. The transaction was accounted for using the purchase method; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition.

     The unaudited pro forma balance sheet data and pro forma statement of operations data are not necessarily indicative of the operating results that would have been achieved if the transaction had occurred on the date indicated and should not be construed as representative of future operations.

                             MARKETWATCH.COM, INC.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                                  ENDED           YEAR ENDED
                                                              MARCH 31, 1999   DECEMBER 31, 1998
                                                              --------------   -----------------
Net revenues................................................     $  4,159          $  9,086
Cost of revenues............................................        1,493             3,945
                                                                 --------          --------
Gross profit................................................        2,666             5,141
                                                                 --------          --------
Operating expenses:
  Sales and marketing.......................................        6,367            11,999
  Product development.......................................        1,082             2,536
  General and administrative................................        1,729             3,968
  Amortization of goodwill/intangibles......................       13,061            52,242
                                                                 --------          --------
          Total operating expenses..........................       22,239            70,745
                                                                 --------          --------
Loss from operations........................................      (19,573)          (65,604)
Interest and other income (expense), net....................          379              (197)
                                                                 --------          --------
Loss before income tax benefit..............................      (19,194)          (65,801)
Income tax benefit..........................................          157               629
                                                                 --------          --------
Net loss....................................................     $ 19,037          $(65,172)
                                                                 ========          ========
Basic and diluted loss per share............................     $  (1.44)         $  (6.16)
                                                                 ========          ========
Shares used to compute basic and diluted loss per share.....       13,224            10,589
                                                                 ========          ========

                                                                    MARKETWATCH.COM., INC.
                                                              -----------------------------------
                                                               THREE MONTHS
                                                                  ENDED            YEAR ENDED
                                                              MARCH 31, 1999    DECEMBER 31, 1998
                                                              --------------    -----------------
                                                                        (IN THOUSANDS)
UNAUDITED PRO FORMA BALANCE SHEET DATA:
Cash and cash equivalents...................................     $ 36,536               140
Working capital (deficit)...................................       33,527            (5,889)
                                                                 --------            ------
          Total assets......................................      198,552             4,487
Stockholders' equity (deficit)..............................      191,215            (3,130)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes of MarketWatch.com and the predecessor business which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect MarketWatch.com's plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     MarketWatch.com is a leading web-based provider of comprehensive, real-time business news, financial programming and analytic tools. In addition to real-time coverage of business and financial news and in-depth commentary on market moving trends and events, we offer stock quotes, portfolios, charts and fundamental data. MarketWatch.com, a joint venture owned 50% each by DBC and CBS, was formed as a limited liability company in October 1997. It was formed as the successor to DBC's Online/News Business, which commenced operations in October 1995. When this joint venture was formed, CBS and DBC agreed that their contributions would be treated as having equal value. Immediately prior to the closing of our initial public offering, we were re-organized from an LLC into a corporation.

     The DBC Online/News Business developed the dbc.com web site to deliver financial quotes and news to users free of charge. While operating as DBC Online/News, DBC sold advertising banners and sponsorships and subscriptions to MarketWatch RT. With the formation of the LLC, the dbc.com site was changed to the CBS.MarketWatch.com site. Since the formation of the LLC, MarketWatch.com has operated as a provider of business news, financial programming and analytic tools, with services including new articles, feature columns and analytic tools, such as stock quotes and charting. These services are available free of charge. MarketWatch.com has continued selling advertising banners and sponsorships and subscriptions to MarketWatch RT. We have also begun selling news to DBC and subscriptions to MarketWatch Live.

     DBC's principal products are Signal, StockEdge, BMI, InSite, BondEdge and QuoTrek, which provide real-time streaming quotes and financial market data to subscribers using the Internet, cable television, FM radio, satellite and direct telephone lines. DBC developed DBC Online/News with the original intent of enhancing its existing services to its subscribers. Subsequently DBC began to sell advertising on the dbc.com web site. While MarketWatch.com's principal source of revenue is advertising, DBC's principal source of revenue is subscriptions. Although MarketWatch.com sells MarketWatch RT and MarketWatch Live on a non-exclusive basis, DBC may provide these services itself or through other third parties. However, DBC is not permitted to sell advertising on a web site that has as its primary function and principal theme and format the delivery of comprehensive stock quotes and financial news in the English language to consumers. However, DBC could compete with us in the future.

     In June 1999, MarketWatch.com acquired BigCharts Inc., a provider of licensed financial charting content to electronic brokers, financial publishers and portals. The transaction was accounted for using the purchase method, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market value at the date of acquisition. In connection with the acquisition of BigCharts, we will issue up to an aggregate of 2,174,962 shares of our common stock for all of the outstanding capital stock, including stock options, of BigCharts, of which 158,914 shares are subject to an escrow to secure the indemnification obligations of the principal stockholders of BigCharts. We also made a cash payment of $6.0 million. The BigCharts web site, www.BigCharts.com, provides objective, data-driven online financial content to self-directed investors. BigCharts provides charting technology to seven of the top 10 online brokers, and through those partnerships and others, its charting is available to approximately 80% of all online investors. We believe that the web site offers ease of use, depth of functionality, speed and reliability.

     BigCharts has two primary revenue sources: advertising and licensing. Advertising revenue is derived from banner advertising and sponsorship on its web site and is recognized in the same manner as we recognize our advertising revenue. BigCharts also receives revenue by licensing its technology and service to large electronic trading and financial sites and is generally priced on a fee per user or per subscriber basis. Revenues from these agreements are recognized ratably over the terms of the licensing agreements or recognized based on the number of subscribers that use the service each month. Because BigCharts was acquired on June 9, 1999, its results of operations were not reflected until after that date.

     Our ability to generate significant revenue in the future is uncertain. Further, in view of the rapidly evolving nature of our business and our very limited operating history, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. To date, we have incurred substantial costs to create, introduce and enhance our services, to develop content, to build brand awareness and to grow our business. As a result, we have incurred operating losses in each fiscal quarter since we were formed. We expect operating losses and negative cash flows to continue for the foreseeable future as we intend to significantly increase our operating expenses to grow our business. We may also incur additional costs and expenses related to content creation, technology, marketing or acquisitions of businesses and technologies to respond to changes in our rapidly changing industry. For example, in connection with the acquisition of BigCharts, we recorded $153.6 million of goodwill and $3.8 million in intangible assets, $200,000 of which was expensed immediately for in-process research and development and $3.6 million which will be amortized over a period of 1.5 to 3.5 years. These changes will adversely affect our operating results. These costs could have an adverse effect on our future financial condition or operating results.

     See Note 2 to the MarketWatch.com financial statements for a description of our revenue recognition policy.

AGREEMENTS WITH CBS AND DBC

     Upon formation of the LLC, DBC agreed to contribute $2.0 million in cash and the intellectual property of the DBC Online/News Business for its 50% ownership interest. DBC simultaneously entered into a five-year Services Agreement to provide us with our web site infrastructure and certain operational and administrative services at DBC's cost. Under this original Services Agreement, DBC also agreed to pay us between $2.50 and $5.00 per month for each DBC subscriber who receives real-time streaming quotes, subject to a minimum of $100,000 per month. We refer to these payments as the Subscriber Payments. CBS agreed to contribute $50.0 million in rate card advertising and promotion over five years for its 50% ownership interest. CBS simultaneously entered into a five-year License Agreement to license its CBS "Eye" design and certain CBS news content, in exchange for royalties approximating 30% of our advertising banner revenue.

     Immediately prior to the closing of our initial public offering, the agreements were amended so that:

     - CBS will contribute $30.0 million in rate card advertising through October 2002 instead of $50.0 million,

     - the CBS license was extended for three years to October 29, 2005,

     - the royalties were modified from 30% of advertising revenue to approximately 8% of all revenue other than revenue attributable to DBC and certain other revenue, and

     - DBC's service obligation was extended three years to October 29, 2005. However, the Subscriber Payments obligation will expire in October 2002. In addition, we will not receive any Subscriber Payments with respect to certain commercial subscribers.

RECENT OPERATING RESULTS

     Our net revenues for the second quarter of fiscal 1999 were $4.8 million and our net loss was $12.8 million or $1.02 per share. These results compared with revenues of $1.5 million and a net loss of $2.8 million or $0.31 per share, for the same quarter of fiscal 1998. As of June 30, 1999, we had cash, cash equivalents and short-term investments of approximately $28.8 million. We anticipate filing with the SEC our report on Form 10-Q for the quarter ended June 30, 1999, on or before August 16, 1999.

RESULTS OF OPERATIONS

     We have compared the results of operations of MarketWatch.com for the three months ended March 31, 1999 and March 31, 1998. Due to the creation of the MarketWatch.com business on October 29, 1997, our December 31, 1997 statement of operations data includes information reflecting the ten month period of the predecessor business ending October 28, 1997, which we refer to as the Ten Month Period, and the two month period of the MarketWatch.com business ended December 31, 1997, which we refer to as the Two Month Period. In order to provide a meaningful basis for comparing the years ended December 31, 1998 and December 31, 1997, the Ten Month Period has been combined with the Two Month Period for purposes of the following discussion and analysis. We have also compared the results of operations for MarketWatch.com/ DBC Online/News for the years ended December 31, 1997 and 1996:

                                                                                   MARKETWATCH.COM
                             MARKETWATCH.COM   MARKETWATCH.COM   MARKETWATCH.COM   DBC ONLINE/NEWS   DBC ONLINE/NEWS
                              THREE MONTHS      THREE MONTHS       YEAR ENDED        YEAR ENDED        YEAR ENDED
                             ENDED MARCH 31,   ENDED MARCH 31,    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                  1999              1998              1998              1997              1996
                             ---------------   ---------------   ---------------   ---------------   ---------------
                                                                 (IN THOUSANDS)
Net revenues:
  Advertising..............      $ 2,631           $   696          $  5,115           $ 1,010          $    303
  News to DBC..............          365               311             1,285               210                --
  Subscription.............          151               169               627               582               304
                                 -------           -------          --------           -------          --------
        Total net                  3,147             1,176             7,027             1,802               607
          revenues.........
Cost of revenues:
  Advertising and news.....        1,061               186             2,398               483               280
  Subscription.............          140                94               439               325               171
                                 -------           -------          --------           -------          --------
        Total cost of              1,201               280             2,837               808               451
          revenues.........
                                 -------           -------          --------           -------          --------
Gross profit...............        1,946               896             4,190               994               156
                                 -------           -------          --------           -------          --------
Operating expenses:
  Product development......          627               236             1,468             1,071             1,159
  General and                      1,550               532             3,429             1,191               732
    administrative.........
  Sales and marketing......        6,221             1,877            11,547               196               132
                                 -------           -------          --------           -------          --------
        Total operating            8,398             2,645            16,444             2,458             2,023
          expenses.........
                                 -------           -------          --------           -------          --------
Operating loss.............       (6,452)           (1,749)          (12,254)           (1,464)           (1,867)
Interest income                      383                (7)             (159)             (181)              (90)
  (expense)................
                                 -------           -------          --------           -------          --------
Loss before income tax            (6,069)           (1,756)          (12,413)           (1,645)           (1,957)
  benefit..................
Income tax benefit.........           --                --                --               621               785
                                 -------           -------          --------           -------          --------
Net loss...................      $(6,069)          $(1,756)         $(12,413)          $(1,024)         $ (1,172)
                                 =======           =======          ========           =======          ========

                                                                                MARKETWATCH.COM
                          MARKETWATCH.COM   MARKETWATCH.COM   MARKETWATCH.COM   DBC ONLINE/NEWS   DBC ONLINE/NEWS
                           THREE MONTHS      THREE MONTHS       YEAR ENDED        YEAR ENDED        YEAR ENDED
                          ENDED MARCH 31,   ENDED MARCH 31,    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                               1999              1998              1998              1997              1996
                          ---------------   ---------------   ---------------   ---------------   ---------------
                                                     (AS A PERCENTAGE OF NET REVENUES)
Net revenues:
  Advertising...........         84%               59%               73%               56%               50%
  News to DBC...........         11                27                18                12                --
  Subscription..........          5                14                 9                32                50
                               ----              ----              ----               ---              ----
        Total net               100               100               100               100               100
          revenues......
Cost of revenues:
  Advertising and                34                16                34                27                46
    news................
  Subscription..........          4                 8                 6                18                28
                               ----              ----              ----               ---              ----
        Total cost of            38                24                40                45                74
          revenues......
                               ----              ----              ----               ---              ----
Gross profit............         62                76                60                55                26
                               ----              ----              ----               ---              ----
Operating expenses:
  Product development...         20                20                21                59               191
  General and                    49                45                49                66               120
    administrative......
  Sales and marketing...        198               160               164                11                22
                               ----              ----              ----               ---              ----
        Total operating         267               225               234               136               333
          expenses......
                               ----              ----              ----               ---              ----
Operating loss..........       (205)             (149)             (174)              (81)             (307)
Interest income                  12                (1)               (2)              (10)              (15)
  (expense).............
                               ----              ----              ----               ---              ----
Loss before income tax         (193)             (150)             (177)              (91)             (322)
  benefit...............
Income tax benefit......         --                --                --                34               129
                               ----              ----              ----               ---              ----
Net loss................       (193)%            (150)%            (177)%             (57)%            (193)%
                               ====              ====              ====               ===              ====

     The results of operations for DBC Online/News reflect the carve-out historical results of operations of the online and news businesses of DBC prior to the formation of MarketWatch.com. These results of operations include all revenue and costs directly attributable to the DBC Online/ News Business, including costs for facilities, functions and services used by the business at shared sites and allocations of costs for certain administrative functions and services performed by centralized departments within DBC. Costs have been allocated based on DBC management's estimate of the costs that would have been incurred if the DBC Online/News business had been a separate entity.

     The following are descriptions of the components of revenue and expenses:

     - Advertising revenues consist primarily of sales of advertising banners and sponsorships.

     - News to DBC revenues are the subscriber payments from DBC which represent fees from the sale to DBC by MarketWatch.com of its news for between $2.50 and $5.00 per month for each DBC subscriber who receives real-time streaming quotes, subject to a minimum of $100,000 per month. Prior to the formation of the LLC, DBC Online/News did not charge DBC for this news. We currently only receive subscriber payments from DBC subscribers other than certain commercial subscribers.

     - Subscription revenues are from the sale of subscriptions to DBC's MarketWatch RT and MarketWatch Live products and not from the sale of any proprietary services of MarketWatch.com.

     - Cost of revenues for advertising and news includes compensation and benefits for news reporters and editors, royalties payable to CBS and content providers, web site infrastructure costs allocated from DBC, exchange fees and beginning in 1998, the cost of serving ads by Doubleclick. Web infrastructure costs include communications lines, computer equipment, and DBC network operations personnel costs. All of these costs incurred are necessary to support both news and advertising revenue streams. Allocation of costs between each revenue stream has not been made since all costs would continue to be incurred if we did not have either DBC news or advertising revenue.

     - Cost of revenues for subscriptions includes exchange fees, communication lines and royalties paid to DBC.

     - Product development expenses are primarily compensation and benefits for software developers and expenses for contract programmers and developers.

     - General and administrative expenses consist primarily of compensation and benefits for finance and administrative personnel, allocations from DBC for administrative services, occupancy costs, professional fees, depreciation and charges for bad debts.

     - Sales and marketing costs consist primarily of promotion and advertising provided by CBS beginning in 1998, Internet banner ads, advertising commissions, promotional materials and compensation, benefits and sales commissions to our direct sales force. Sales and marketing expenses prior to formation of MarketWatch.com were not significant.

     See Note 2 to the MarketWatch.com financial statements for a description of our revenue recognition policy.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 1999 AND 1998

Net Revenues

     Net revenues are primarily derived from the sale of advertising on our web site, subscription sales from MarketWatch RT and MarketWatch Live, and the sale of news to DBC. Net revenues were $3.1 million for the three months ended March 31, 1999 and $1.2 million for the three months ended March 31, 1998, an increase of $1.9 million or 168%. The increases are due primarily to increases in the number of banner and sponsorship ads placed on our web sites. The increases were caused by several interrelated factors, including the following:

     - increased number of advertisers;

     - increased users on our web site and resultant page views with advertisements contained on those pages;

     - increased size and productivity of our direct sales force; and

     - increased flexibility and sophistication of advertising packages offered to advertisers.

     Substantially all of our advertising customers purchase advertising under short-term contracts. Customers can cease advertising on short notice without penalty. Advertising revenues would be adversely affected if we were unable to renew advertising contracts with existing customers or obtain new customers. We expect to continue to derive a majority of net revenues from selling advertisements. The market for web advertising is intensely competitive, and advertising rates could be subject to pricing pressure in the future. If we are forced to reduce our advertising rates or we experience lower CPMs across our web site or click-through advertising rates as a result of such competition or otherwise, future revenues could be adversely affected.

Cost of Revenues

     Cost of revenues primarily consists of costs related to advertising and news including compensation, royalties payable to CBS and content providers, web site infrastructure costs allocated from DBC, exchange fees, costs of serving ads by DoubleClick and costs related to subscriptions including exchange fees, communication lines and royalties payable to DBC. Cost of revenues was $1.2 million for the three months ended March 31, 1999 and $280,000 for the three months ended March 31, 1998, an increase of $921,000 or 329%. Cost of revenues increased due to the addition of news reporters and editors, additional network communications lines to accommodate increased traffic on our sites, and fees payable to DoubleClick to serve ads and royalties paid to CBS. Royalties to CBS were $170,000 for the three months ended March 31, 1999 and $0 for the three months ended March 31, 1998. As a percentage of net revenues, cost of revenues was 38% for the three months ended March 31, 1999 and 24% for the three months ended March 31, 1998, an increase of 14% primarily due to the addition of news reporters and editors, royalties to CBS, and additional network lines to accommodate increased traffic on the site. If we experience revenue growth, we expect cost of revenues to increase in the future as a result of royalties payable to CBS. In addition, we intend to increase the number of editorial staff in the future, which will lead to an increase in cost of revenues.

     Since inception, operating expenses have increased significantly to reflect the costs associated with the growth and development of MarketWatch.com and our web site. We continue to be substantially dependent on DBC for many of our financial, administrative and operational services and related support functions. We are in the process of implementing independent financial, operational and management controls, and reporting systems and procedures to support the continued expansion of our operations. As a consequence, we intend to continue to increase expenditures in all operating areas to support our planned growth and the development of its infrastructure.

Operating Expenses

     Product Development. Product development expenses primarily consist of compensation for software developers and expenses for contract programmers and developers and royalties payable to content providers. Product development expenses were $627,000 for the three months ended March 31, 1999 and $236,000 for the three months ended March 31, 1998, an increase of $391,000 or 166%. Product development expenses increased due to increased headcount and associated expenses as well as costs associated with the amortization of deferred compensation in the first quarter of 1999. Product development expenses were 20% of net revenues for the three months ended March 31, 1999 and 1998. We also intend to increase the absolute dollar level of product development expenditures in future periods in order to further enhance the programming on our web site. We also expect to increase product development expenditures in connection with the acquisition of BigCharts.

     General and Administrative. General and administrative expenses primarily consist of compensation for finance and administrative personnel, allocations from DBC for administrative services, occupancy costs, professional fees, depreciation charges and charges for bad debt. General and administrative costs were $1.6 million for the three months ended March 31, 1999 and $532,000 for the three months ended March 31, 1998, an increase of $1.0 million or 191%. As a percentage of net revenues, general and administrative costs were 50% for the three months ended March 31, 1999 and 45% for the three months ended March 31, 1998. General and administrative expenses increased due to increased headcount, occupancy, legal, and consulting expenses as well as costs associated with the amortization of deferred compensation in the first quarter of 1999. We also hired additional personnel and incurred additional costs related to our IPO and being a public company, including, among others, travel expenses, directors and officers liability insurance expense and professional service fees.

We believe that the absolute dollar level of general and administrative expense will increase in future periods as a result of an increase in personnel to support our higher level of anticipated revenues, increased fees for professional services and as a result of the BigCharts acquisition.

     Sales and Marketing. Sales and marketing expenses primarily consist of promotion and advertising provided by CBS, Internet banner advertisements, advertising commissions, promotional materials, compensation and sales commissions to our direct sales force. Sales and marketing costs were $6.2 million for the three months ended March 31, 1999 and $1.9 million for the three months ended March 31, 1998, an increase of $4.3 million or 231%. As a percentage of net revenues, sales and marketing expenses were 198% for the three months ended March 31, 1999 and 160% for the three months ended March 31, 1998, an increase of 38%. Sales and marketing expenses increased due to a number of factors including:

     - an increase in amortization of promotions and advertising contributed by CBS in the first quarter of 1999;

     - growth of our direct sales force in the first quarter of 1999 and increased sales commissions from higher advertising sales;

     - increased purchases of web banner ads to promote our services;

     - increased purchases of traditional print and broadcast ads in 1999 to promote our services; and

     - increased payments to distribution partners in 1999.

     We record an expense at the time the advertising and promotion is provided by CBS under the Amended and Restated License Agreement based on the rate card value of the advertising. We recorded advertising expense of $3.2 million at the rate card value for the three months ended March 31, 1999 and $1.5 million at the rate card value for the three months ended March 31, 1998, related to services provided by CBS. We have recorded aggregate advertising expense of $10.3 million of the $30.0 million CBS has agreed to provide.

     We anticipate that sales and marketing expenses in absolute dollars will increase in future periods as we continue to pursue an aggressive brand-building strategy through advertising and distribution, continue to build our direct sales organization and as a result of the BigCharts acquisition.

Interest Income (Expense)

     Interest income of $383,000 for the three months ended March 31, 1999 resulted from interest income on the proceeds from our initial public offering. Interest expense of $7,000 for the three months ended March 31, 1998 resulted from borrowings from DBC.

RESULTS OF OPERATION -- YEARS ENDED DECEMBER 31, 1998 AND 1997

Net Revenues

     Net revenues for the year ended December 31, 1998 increased compared to the year ended December 31, 1997 due to increases in the number of banner and sponsorship ads placed on our web sites. The increases were caused by several interrelated factors, including the following:

     - increased number of advertisers;

     - increased audience acceptance of our web sites and resultant page views;

     - increased size of our direct sales force; and

     - increased flexibility and sophistication of advertising packages offered to advertisers.

Cost of Revenues

     Cost of revenues for the year ended December 31, 1998 increased compared to the year ended December 31, 1997 due to the addition of news reporters and editors, additional network communications lines to accommodate increased traffic on our sites, and fees payable to DoubleClick to serve ads. Costs charged by DBC were $441,000 for the year ended December 31, 1998 and $221,000 for the year ended December 31, 1997. Royalties to CBS were $307,000 for the year ended December 31, 1998 and $0 for the year ended December 31, 1997. As a percentage of net revenues, cost of revenues decreased by 5% because certain news content and web infrastructure expenses are relatively fixed.

Operating Expenses

     Product Development. Product development expenses for the year ended December 31, 1998 increased compared to the year ended December 31, 1997 due to increased headcount and expenses related to development of software by third parties. As a percentage of net revenues, product development expenses declined due to the much greater increase in revenues and the relatively small amount of such expenses.

     We include in product development expenses the amortization of deferred compensation related to options granted below fair market value. Amortization of deferred compensation was $58,000 for the year ended December 31, 1998 and $0 for the year ended December 31, 1997.

     General and Administrative. General and administrative expenses for the year ended December 31, 1998 increased compared to the year ended December 31, 1997 due to increased headcount, occupancy and bad debts. Costs charged by DBC were $261,000 for the year ended December 31, 1998 and $161,000 for the year ended December 31, 1997.

     We include in general and administrative expenses the amortization of deferred compensation related to options granted below fair market value. Amortization of deferred compensation was $189,000 for the year ended December 31, 1998 and $0 for the year ended December 31, 1997.

     Sales and Marketing. Sales and marketing expenses for the year ended December 31, 1998 increased compared to the year ended December 31, 1997 due to a number of factors including:

     - promotions and advertising contributed by CBS in 1998;

     - development of our direct sales force in 1998, and increased sales commissions from higher advertising sales;

     - increased web banner ads to promote our products and services; and

     - purchase of traditional print and broadcast ads in 1998 to promote our products and services.

     CBS has agreed to provide advertising and promotions over a five-year period ending October 29, 2002. We will record an expense at the time the advertising and promotion is provided based on the rate card value. We have recorded advertising expense of $7.1 million at the rate card value for the year ended December 31, 1998 related to services provided by CBS.

Interest Expense

     Interest expense for the year ended December 31, 1998 compared to December 31, 1997 decreased to a comparatively lower advance balance due to DBC over the year ended December 31, 1998.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1997 AND 1996

Net Revenues

     Net revenues were $1.8 million for the year ended December 31, 1997 and $607,000 for the year ended December 31, 1996. The year ended December 31, 1996 was the first period in which DBC made its web site and the MarketWatch RT online service publicly available. The increase in revenue for the year ended December 31, 1997 is primarily attributable to an increase in the number of customers advertising on the web site.

Cost of Revenues

     Cost of revenues were $808,000 for the year ended December 31, 1997 and $451,000 for the year ended December 31, 1996. Cost of revenues, as a percentage of net revenues, were 45% for the year ended December 31, 1997 and 74% for the year ended December 31, 1996. The decrease in cost of revenues, as a percentage of net revenues for the year ended December 31, 1997 is primarily attributable to advertising revenues increasing while a portion of the costs associated with providing the advertising remained relatively constant. Included in cost of revenues are costs allocated from DBC. Allocated expenses were $221,000 for the year ended December 31, 1997 and $160,000 for the year ended December 31, 1996.

Operating Expenses

     Product Development. Product development expenses were $1.1 million for the year ended December 31, 1997 and $1.2 million for the year ended December 31, 1996. Product development, as a percentage of net revenues, were 59% for the year ended December 31, 1997 and 191% for the year ended December 31, 1996. The decrease in product development expenses in absolute dollars in the year ended December 31, 1997 is primarily due to high product development costs incurred during the period from January 1996 through April 1996 in the development of the web site and the MarketWatch RT online service.

     General and Administrative. General and administrative expenses were $1.2 million for the year ended December 31, 1997 and $732,000 for the year ended December 31, 1996. General and administrative expenses, as a percentage of net revenues, were 66% for the year ended December 31, 1997 and 120% for the year ended December 31, 1996. General and administrative expenses, as a percentage of net revenues, decreased from the year ended December 31, 1996 due to costs associated with the implementation of billing systems related to MarketWatch RT incurred during 1996. Included in general and administrative expenses are costs allocated from DBC. Allocated expenses were $161,000 for the year ended December 31, 1997 and $135,000 for the year ended December 31, 1996.

     Sales and Marketing. Sales and marketing expenses were $196,000 for the year ended December 31, 1997 and $132,000 for the years ended December 31, 1996. Sales and marketing, as a percentage of net revenues, were 11% for the year ended December 31, 1997 and 22% for the year ended December 31, 1996. Sales and marketing expenses, as a percentage of revenues, decreased due to an increase in net revenue in 1997 and a reduction in advertising costs associated with the initial promotion of the web site in 1996. During 1997, substantially all sales and marketing efforts were outsourced to a third-party firm in order to reduce costs associated with maintaining an internal staff.

Interest Expense

     DBC funded the working capital requirements of the DBC Online/News Business division based upon a centralized cash management system. Interest expense was $181,000 for the year ended December 31, 1997 and $90,000 for the year ended December 31, 1996. Interest on amounts due to DBC is charged at The Chase Manhattan National Bank's prime rate plus 2%, which was 10.50% at December 31, 1997.

INCOME TAX

     For the three months ended March 31, 1999, we recorded a net operating loss and therefore have not recorded a tax provision. Prior to our reorganization into a corporation, no benefit for federal and state income taxes had been reported in the financial statements as MarketWatch.com had elected to be taxed as a partnership. Therefore, for the period from inception (October 29, 1997) through January 15, 1999, the federal and state tax effects of our tax losses were recorded by the members of the LLC in their respective income tax returns. Subsequent to the Reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had we applied the provisions of SFAS No. 109 for the period from inception (October 29, 1997) through December 31, 1997, the deferred tax asset generated, primarily from net operating loss carryforwards, would have been offset by a full valuation allowance.

     The DBC Online/News Business has accounted for income taxes in accordance with SFAS No. 109. The operating losses of the DBC Online/News Business were included in the consolidated tax returns of DBC and were used to offset taxable income. Therefore, the DBC Online/News Business has reflected a current tax benefit related to these tax losses.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception on October 29, 1997, we have funded our operations primarily from cash contributed and advanced by DBC, revenues from advertising sales and the proceeds of our initial public offering. DBC contributed capital of $218,000 to us during the period from inception (October 29, 1997) through December 31, 1997 and $1.8 million during the year ended December 31, 1998. As of March 31, 1999, we had working capital of $40.7 million. We currently invest in money market funds that are highly liquid, of high-quality investment grade, and have maturities of less than three months with the intent to make such funds readily available for operating purposes. At March 31, 1999, we had cash and cash equivalents totaling $42.3 million compared to $140,000 at December 31, 1998.

     Cash used in operating activities was $1.4 million for the three months ended March 31, 1999 compared to $723,000 for the three months ended March 31, 1998. The cash used in 1999 was primarily due to a net loss of $6.1 million, offset by non-cash charges of $3.2 million for advertising provided by CBS. Significant uses of cash in operations for the three months ended March 31, 1999 include costs associated with increased sales and marketing activities to establish and promote our products and services and costs of directors and officers' insurance premiums incurred as a result of becoming a public company. Cash used in operating activities was $4.5 million for the year ended December 31, 1998 compared to $205,000 for the period from inception (October 29, 1997) through December 31, 1997. Significant uses of cash in operations for the year ended December 31, 1998 include costs associated with increased sales and marketing activities to establish and to promote our

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

products and services and increased accounts receivable and deferred offering costs, offset by accrued expenses for the costs of this offering.

     Cash used in investing activities was $324,000 for the three months ended March 31, 1999 compared to $89,000 for the three months ended March 31, 1998 and $1.1 million for the year ended December 31, 1998 compared to $13,000 for the period from inception (October 29, 1997) through December 31, 1997 and primarily reflects capital expenditures. Cash used in investing activities consisted of capital expenditures for computer hardware and leasehold improvements related to leased facilities and are expected to increase in future periods.

     Cash provided by financing activities was $43.9 million for the three months ended March 31, 1999 compared to $1.1 million for the three months ended March 31, 1998, and primarily reflects the proceeds from the initial public offering in January 1999. Cash provided by financing activities was $5.7 million for the year ended December 31, 1998 compared to $218,000 for the period from inception (October 29, 1997) through December 31, 1997 and primarily reflects contributions and advances from DBC.

     We did not have any commitments for capital expenditures at March 31, 1999. As of March 31, 1999, we had commitments under noncancellable operating leases of $1.4 million through March 31, 2003. In addition, under the terms of our agreements with Yahoo!, we are committed to make payments for advertising and slotting of $870,000 through 1999. Upon completion of our initial public offering, the minimum commitment increased from $870,000 over a twelve month period to $1.6 million over a twelve month period. In addition, we are obligated to pay Yahoo! a fee based on the amount of traffic directed to our web site.

     To date, we continue to be substantially dependent on DBC for almost all of our financial, administrative and operational services and related support functions. We believe the implementation of an independent accounting system, financial, operational and management controls, and reporting systems and procedures will be necessary to support the continued expansion of our operations. As a consequence, we intend to expend working capital to support the development of the infrastructure.

     Under the terms of the limited liability company agreement of the LLC between CBS and DBC and, subsequently, the credit agreement between MarketWatch.com and DBC, DBC agreed to advance us up to an aggregate of $5.0 million on a revolving basis through October 29, 2000. Borrowings bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2% and are due on October 29, 2000. As of December 31, 1998, advances from DBC under this credit agreement were $3.9 million. We used a portion of the net proceeds from our initial public offering to repay all outstanding advances from DBC. See Note 7 to our MarketWatch.com financial statements.

     At October 28, 1997 the DBC Online/News Business owed DBC $2.7 million for working capital advances which we have not assumed. Subsequent to October 28, 1997, the amounts due to DBC by the DBC Online/News Business have been reduced by the collection of accounts receivable existing prior to our formation. Any remaining obligation has remained unpaid.

     We expect to incur significantly higher costs, particularly content creation costs, and sales and marketing costs, in the future to grow our business. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may need to raise funds sooner if we acquire any business, products or technologies. The failure to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. However, if CBS or DBC elects to maintain its percentage interest by exercising

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

the purchase right described under "Description of Capital Stock -- Rights of First Refusal," then CBS or DBC would not necessarily suffer a reduction in their ownership. Further, these equity securities might have rights, preferences, or privileges senior to those of the common stock.

YEAR 2000 READINESS DISCLOSURE

     DBC. We rely on DBC's information systems for customer billing, accounting and administration. DBC has advised us that it has substantially completed a comprehensive review of its products, information systems and critical suppliers for year 2000 compliance, and has reported that its computer and communications networks are year 2000 compliant. DBC is currently installing new billing, accounting and administrative systems which are scheduled to be fully operational during 1999 and as represented to us will be fully year 2000 compliant when fully operational.

     Third-Party Suppliers. DBC and MarketWatch.com utilize software and computer equipment from third party suppliers. DBC and MarketWatch.com also rely on information, provided electronically by a number of outside suppliers. Based on representations received from suppliers and completed and ongoing compliance testing, DBC has advised us that its critical suppliers are or will be year 2000 compliant in all material respects before the year 2000. Based on representations from our other software and equipment suppliers, we believe that our software and other computer hardware is year 2000 compliant. We also rely on solutions provided by DoubleClick for the delivery of our advertising and user measurement. We have been informed by them that their solutions are, or will be, year 2000 compliant in all material respects. Failure of third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations and financial condition.

     Internal Systems. We have not initiated an assessment of our non-information technology systems, including our electrical, heating and telephone systems. We do not expect any year 2000 issues to arise with respect to these systems, and if such issues arise, we do not expect that they would have a material adverse effect on our business.

     Costs. To date, our costs to address year 2000 compliance have not been significant. Based on our preliminary evaluations, we believe that the total cost of our year 2000 compliance efforts will not be material to our business. However, significant uncertainty exists concerning the potential costs and effects associated with year 2000 compliance. If we encounter unexpected problems with respect to the year 2000 issue, we could incur additional costs, including significant cash outlays, which could be material.

     Year 2000 Risks. Despite our investigations of the year 2000 issue, we have not received certifications from all of our third party suppliers and vendors and it is possible that those certifications as well as the other representations we have obtained could be erroneous.

     The purchasing patterns of our advertisers may be affected by year 2000 issues as companies expend significant resources to correct their current systems for year 2000 compliance. These expenditures may result in reduced funds available for web advertising, which could have a material adverse effect on our business, results or operations and financial condition.

     Failures of our or our customers' systems to operate properly with regard to the year 2000 could result in our web site being unavailable and our products and services not functioning properly. Unavailability of our web site due to a lack of year 2000 compliance could have a material adverse impact on our revenues and operating expenses.

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

     In addition, the Internet is a network of computer systems which depends on the functioning of a number of parts such as communications connections, Internet service providers and power supplies, all of which are beyond our control. The failure of these companies to be year 2000 compliant could result in a variety of systems failures such as electrical outages, Internet outages or slower response times or telecommunications failures. These events could prevent users from accessing our products and services or prevent us from updating or delivering our products and services for a period of time or from selling advertising on our web site for a period of time.

     Any of these events could have a material adverse effect on our business, operating results and financial condition.

     Contingency Plans. We have not yet developed a formal contingency plan for handling year 2000 problems that are not detected and corrected prior to their occurrence. Any failure to address any year 2000 issue could adversely affect our business, financial condition and results of operations.

     DBC has advised us that it has developed certain contingency options in the event of a failure due to year 2000 issues. If we are unable to utilize DoubleClick as a result of year 2000 issues, we believe we could either seek to obtain another vendor or deliver advertising using our own systems as we did in the past. However, we may not be able to replace DoubleClick with another vendor on reasonable terms, or if we delivered advertising ourselves, we would not be able to track or measure the advertising to the same extent as DoubleClick.

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

                                    BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause a difference include, but are not limited to, those discussed in "Risk Factors." Ownership of our securities by CBS or DBC should not be viewed as a recommendation by either company to acquire or hold the common stock.

     We are a leading web-based provider of comprehensive, real-time business news, financial programming and analytic tools. Our CBS.MarketWatch.com web site also offers several tiers of paid subscription products, personal finance commentary and data, community features and other services designed to provide a "one-stop-shop" for our audience's financial information needs. We carefully design and regularly update our web site to provide well-organized, relevant and clear content. Our staff of approximately 75 professional journalists, including freelance journalists, creates in-depth, up-to-the-minute business and financial commentary and analysis throughout the trading day and our correspondents regularly appear on CBS Television and CBS Radio News. We have important strategic relationships with our principal stockholders Data Broadcasting Corporation, or DBC, and CBS Broadcasting Inc., or CBS. In June 1999, we acquired BigCharts Inc., a provider of licensed financial charting content to electronic brokers, financial publishers and portals. Our goal is to create the preeminent brand for real-time business news and financial information on the web. We believe our consistent focus on original and authoritative content and our access to a national media audience through our CBS relationship will help us achieve this goal.

THE CBS.MARKETWATCH.COM SITE

     The CBS.MarketWatch.com web site is a comprehensive business and financial web site providing up-to-the-minute business news, financial programming and analytic tools. Our staff of approximately 75 professional journalists, including freelance journalists, offers real-time coverage of business and financial news and in-depth commentary on market moving trends and events. We also offer a wide range of other financial information and subscription services as well as community features to provide a "one-stop-shop" for our audience. Recent additions to the CBS.MarketWatch.com web site include columns by well-known commentators, enhanced personal portfolio tracking features, charting features, hosted chat rooms, bulletin boards and messaging. We believe that offering comprehensive business news, financial programming and analytic tools is critical to its success as it enables us to increase audience loyalty and sense of community, average usage time and repeat visits.

News and Editorial Content

     The CBS.MarketWatch.com front page is carefully designed and regularly updated throughout the trading day by our journalists and editors to inform our audience of the important stories of the moment. Unlike many of our web-based competitors, we do not rely exclusively on automatic editing and display systems; instead we leverage our journalistic expertise to add a strong editorial framework to our content. From the CBS.MarketWatch.com web site's "front page," users can access news stories, columns and headlines written by its reporters and third parties, such as Reuters, Associated Press, and PR Newswire, as well as stock quotes and other business and financial data and analytic tools. The CBS.MarketWatch.com web site also offers limited audio and video clips of news reports that were recently broadcast on the CBS Television Network and CBS Radio by our correspondents. Users can also search a historical database of news stories by company name and ticker symbol.

     We create and publish on the CBS.MarketWatch.com web site real-time commentary and analysis of business and financial news and a number of regular columns by our experienced editorial

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

staff. News features include real-time headlines, stock market news and updates and coverage of technology stocks, bond markets, initial public offerings and other areas of interest to our audience. These features include:

      UPDATED THROUGHOUT                                 UPDATED SEVERAL        UPDATED WEEKLY
       EACH TRADING DAY             UPDATED DAILY         TIMES PER WEEK         OR BI-WEEKLY
-------------------------------  --------------------  --------------------  --------------------
ADR Report                       Conference Calls      All Aboard            Bazdarich on Bonds
Agriculture Report               Daily Calendar        Analyst's Corner      Beyond Stocks
Analysts' Changes                Analysts' Ratings     The Big Cap           Cappiello's Take
Bond Report                      Earnings Calendar     Clueless Investor     Cedd Moses
Earnings Headlines               eGgads!               Capitol Reports       Consume This
Earnings Surprises               IPO Daily Report      Erdman's World        CyberPitch
Futures Movers                   Mutual Fund Center    Getting Personal      Deep Pockets
Hardware Stocks                  Press Briefing        I.P.Onder             Economy Preview
Headlines                        Stock Buybacks        Irwin Kellner         Elaine Garzarelli
Indications                      Stock Splits          London Calling        Home Base
Internet Daily                   This is London        Mortgages             Kellner's Forecast
IPO Report                       Thom Calandra's       Moscow Report         Legal Options
Market Snapshot                  Stock Watch           Options Watch         Marder on Markets
Media Report                     Short Takes           Screamers             NouveauGeek
Movers & Shakers                 Video and Audio       SoapBox               Roy Blumberg
Mutual Understanding             Clips                 Telecom Report        SportsBiz
Net Stocks                       Weekly Calendar                             Taxing Times
NewsWatch                                                                    Wall Street
Pulse Report                                                                 Eavesdropper
Sector Screamers                                                             Wise Women
Silicon Stocks                                                               Zapman
Software Report
Stocks to Watch
Tech Report
The Net Economy
Washington Schedule
World Markets

     To broaden its audience appeal, the CBS.MarketWatch.com web site has other specialized content areas targeting novice as well as sophisticated investors. These additional areas include:

     Mutual Fund Center. A mutual fund expert provides "Superstar Fund" listings and edits the CBS.MarketWatch.com web site's mutual fund section. The Mutual Fund Center section offers Lipper Mutual Fund Profiles and provides links to other mutual fund listings, news headlines, quotes and charts. The CBS.MarketWatch.com web site also offers a "Fund University" section, which provides various mutual fund educational information and links to other mutual fund investing sites.

     Personal Finance. The CBS.MarketWatch.com web site has a Personal Finance section which features regularly updated columns that provide its audience with information on a range of investment alternatives and other personal finance-related topics and creates educational programming on topics such as finance terminology and investing options.

     Tax Guide. The CBS.MarketWatch.com web site has a seasonal online Tax Guide giving its audience a resource tool for planning tax strategies and estimating tax bills. This area provides timely special features that highlight the latest changes in tax laws and reviews and compares various tax preparation software packages.

     Third-Party Products. We also distribute products and services from some of the leading names in research and news, such as Baseline, Hoover's, Inc., INVESTools, Inc., Investor Communications Business Inc. and Zacks Inc. We receive a portion of any revenue generated from the sale of these products or services, however, to date, we have not received material revenue from these sources. Our reporters and editors also use information provided by these services in our daily news coverage.

Data and Analytic Tools

     We offer a variety of data and analytic tools which, together with its other real time news and programming, are designed to provide a "one-stop-shop" for the financial and business needs of its audience. These include the following:

               DATA                                 TOOLS
               ----                                 -----
US Equities                          Historical Charts
International Equity Indices         Technical Charts
US Options                           Portfolio Management
Mutual Funds                         Volume Alerts
Futures/Commodities                  Price Alerts
Foreign Exchange                     Stock Screener
Fixed Income                         Intraday Charts

     Securities Price Quotes. Utilizing data gathered and packaged for online use by DBC customers, the CBS.MarketWatch.com web site provides stock quotes from all major U.S. stock markets. These quotes are offered on a minimum delay of 15 minutes in the United States in accordance with exchange rules, and of varying periods from foreign markets. Users can also subscribe to real-time quote services, MarketWatch RT and MarketWatch Live, through the web site. Through these stock quote pages, our audience can link to other valuable information about a particular company, including related MarketWatch.com news stories, stories from other news services, summaries of SEC filings and annual reports, summaries of analysts' information and a variety of fundamental and technical information about its stock. The CBS.MarketWatch.com web site also provides information as to various market and industry indices, commodity contracts and currency exchange rates.

     Portfolios. In an effort to offer one of the most complete and functional portfolio tracking systems on the web, the CBS.MarketWatch.com web site has a sophisticated portfolio tracking service which offers a variety of features, including the ability to:

     - track up to 200 ticker symbols in multiple portfolios;

     - access portfolios from any computer with web access;

     - track options, mutual funds and stocks on all major U.S. and international exchanges;

     - monitor portfolios over a secure connection;

     - automatically update portfolio price views every five minutes;

     - monitor short and long positions;

     - view transaction history and capital gains reports; and

     - download portfolio reports for use in spreadsheets, thus providing a wider set of choices for record-keeping.

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

     Data. The CBS.MarketWatch.com web site offers a wide variety of data including trading volume and dollar volume information, corporate share repurchases, industry and customized local CBS affiliate indices, stock split information and other data related to global and currency markets.

     Charting. The www.BigCharts.com web site offers online financial information and online financial charting. Users can access financial information that is current and accurate, create a chart of the data and quickly view the results. BigCharts' financial charting features include access to over 50,000 U.S. and international stocks, indexes and mutual funds. Users can customize the charts to show time periods ranging from one day to fifteen years, at data intervals ranging from one minute to yearly. Users can also compare multiple securities to each other and add various technical indicators to the charts such as moving averages, financial ratios, stock splits and earnings. Most BigCharts charting applications are available on the CBS.MarketWatch.com web site.

Community Features

     We believe that providing a place for our audience, financial journalists and experts in the financial world to meet and share ideas about investing will help increase brand awareness, motivate users to return to the CBS.MarketWatch.com web site frequently and encourage our audience to spend more time on its web site. Additionally, because we intend to integrate related news, market data and charts offered throughout our service, community members will be able to gravitate towards others who share their specific interests, enabling them to create niche user groups which can be targeted with relevant marketing campaigns and transaction opportunities. In addition, because we plan to integrate other content with these community features, community members will be exposed to other areas of the site, increasing the awareness of the breadth of our programming and other services. We believe that the personal and interactive nature of communicating with other people who share similar interests will help generate an affinity for the community and increased brand loyalty to MarketWatch.com.

     In the first quarter of 1999, we launched an array of communication tools designed to facilitate the creation of a larger, dynamic community. This suite of tools provides our audience with the means for communicating either privately, using web-based email and instant messaging, or in affinity group message boards and chat rooms. In order to participate and to assist us in targeting advertising, users must complete a registration form and provide demographic information about themselves.

     Our community building efforts are centered on strengthening audience loyalty, increasing page views across all areas of the site, and providing opportunities for premium sponsorships, such as sponsoring moderated chat events. To date, community activities on our site have been limited. Longer term, as we gather more information about the interests of the community members, we intend to offer targeted advertising in specialized discussion groups within the community and pursue electronic commerce relationships with the goal of entering into revenue sharing relationships based on transactions derived from community members.

EDITORIAL

     We maintain news bureaus in New York City, Washington, D.C., San Francisco, Los Angeles, London, England and Tokyo, Japan. Our journalists generate between 600 and 800 finance and business-related, real-time headlines on an average trading day. We have also devoted additional staff to cover special areas of interest, including initial public offerings, investment conferences, the fixed income markets, mutual funds, mortgages, microcap stocks, futures and options and technology stocks. Also, we intend to expand our industry-based and real-time capital markets coverage. For example, we recently added columns which cover the telecommunications and the sports industries and introduced a "spot news" desk to cover the major relevant stories of the day. MarketWatch.com also receives live media feeds from PR Newswire and Business Wire, and has access to all major financial wires and broadcast channels. We also work with CBS News' global operations and presence to expand our coverage of international business and financial news. In addition to providing news coverage for the CBS.MarketWatch.com web site, our journalists provide financial news to CBS Television News and CBS Radio news programming. We believe that by providing news reports for CBS and working with CBS News journalists, it will have the opportunity to enhance our reputation and audience reach.

     Our staff of approximately 75 professional journalists, including freelance journalists who write for us, are experienced editors, bureau chiefs and reporters with high standards for reporting and editing. We believe our staff provides us with a significant competitive advantage. For example, Larry Kramer, our Chief Executive Officer, was Executive Editor of the San Francisco Examiner, and a financial reporter and Metro Editor of The Washington Post. Our staff also includes Thom Calandra, our Editor-in-Chief, who has been a financial columnist for the San Francisco Examiner, the London-based, lead markets editor for Bloomberg News and Online Money Editor for USA Today Online; Paul Erdman, a renowned economist and author; and Irwin Kellner, a former Chief Economist for Manufacturers Hanover Trust Bank; as well as a number of other journalists who previously worked for Bloomberg News, Associated Press, UPI, CBS Radio news, Fox News Internet and Dow Jones Television. We believe that we are one of the few web-based companies which offers this level of journalism. Veteran journalist Marshall Loeb, former editor of the Columbia Journalism Review, Money and Fortune Magazines, will be a regular contributor as of September 1999.

ADVERTISING AND SALES

     We are focused on providing our advertisers with a large, demographically desirable audience. We believe that our web site attracts users who as a group are more affluent and better educated than users of many other web sites and therefore represents an attractive medium for companies that advertise and engage in commerce over the Internet. Advertisements are displayed throughout the web site, when a user enters the service, reviews a news story or accesses a quote or portfolio. Advertising revenues represented 56% of our net revenues for the year ended December 31, 1997, 73% of our net revenues for the year ended December 31, 1998 and 84% of our net revenues for the three months ended March 31, 1999.

     We currently derive, and expect to continue to derive, a substantial majority of our revenue from advertising sales. We offer a variety of advertising options that may be purchased individually or in packages such as "run of site," targeted advertising and sponsorships. Currently we offer the following advertising options:

          Run of Site. Run of site rotations are banner advertisements that rotate on a random basis throughout the CBS.MarketWatch.com web site, appealing to advertisers seeking to establish general brand recognition across MarketWatch.com's audience. Run of site rotations are typically sold in blocks of 1,000 impressions and generally are sold with a minimum of 100,000 guaranteed impressions over the life of the advertising contract. MarketWatch.com's current rate card CPM ranges from $15 to $25 depending on length of contract and number of impressions purchased.

          Targeted Advertising. Targeted advertisements are banner advertisements that are displayed when a user browses through specific news and quote pages, allowing advertisers to target users based on ticker symbols requested or by specific areas of interest by advertising on particular columns. Advertisers can also deliver their advertisements by region or country, time of day, frequency of use, Internet Service Provider, type of operating system or browser. Like run of site rotations, targeted advertisements are sold in blocks of 1,000 impressions. Due to the greater selectivity of the audience and because users typically spend more time on news pages than on

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

     quote pages, MarketWatch.com's current rate card CPM for targeted advertisements is generally higher than for run of site rotations, generally ranging from $25 to $60. In order to enhance the effectiveness of ad targeting, we are building a database of our registered users through an email newsletter and securities portfolio tracking service.

          Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the MarketWatch.com site by featuring "buttons" on certain pages. For example, eleven online brokerage services, including Ameritrade, Datek, DLJ Direct, Fidelity Investments, First Trade, Mr. Stock, MyTrack, Multex, ScoTTrade, Trading Direct and Web Street Securities, have purchased premium sponsorship placements to gain fixed positions within our web sites and present a user with the opportunity to move directly to the advertisers' site to establish an account or place an order. We offer other sponsorship opportunities throughout our entire site. Sponsorships are typically sold for a fixed monthly fee over the life of the contract and may include other advertising components such as general rotation or targeted banner advertisements.

          Content Sidebars. MarketWatch.com also offers fixed location bars, or content sidebars, on selected high traffic pages to provide advertisers with greater visibility in order to feature an advertiser's content, information or tools. MarketWatch.com typically charges premium rates for the placement of these content sidebars. Content sidebars can also be sold as part of a sponsorship arrangement.

     Historically, MarketWatch.com's advertisers have been from the technology and financial services industry, but we have recently attracted advertisers from brands outside of these industries, such as American Airlines, Bell South, DeBeers, Sprint, Toyota and Volvo. MarketWatch.com believes that attracting additional advertisers from businesses outside of the financial and technology industries is important to our future success and revenue growth. From our inception (October 29, 1997) through March 31, 1999, more than 150 organizations have advertised on our web site.

     As of December 31, 1997, four customers comprised 53% of our gross accounts receivable. As of December 31, 1998, four customers comprised 21% of our gross accounts receivable balance. Sales of news to DBC accounted for 33% of revenue for the period from inception (October 29, 1997) through December 31, 1997, 18% of revenue for the year ended December 31, 1998 and 12% of revenue for the three months ended March 31, 1999.

     Prior to January 1998, we used a third-party service to sell advertising on our web site. Our direct sales force consisted of 17 members, as of June 30, 1999. We depend on our sales force to sell advertising on our web site. Our direct sales force also sells BigCharts' services. This involves a number of risks:

     - our sales personnel have, in many cases, only worked for us for a short period of time, particularly those members who had been employed by BigCharts;

     - our need to further increase the size of our sales force;

     - our ability to hire, retain, integrate and motivate additional sales and sales support personnel;

     - the length of time it takes new sales personnel to become productive; and

     - the competition we face from other companies in hiring and retaining sales personnel.

     Our business will be adversely affected if we do not develop and maintain an effective sales force.

     We believe that having an internal direct sales force allows us to better understand and meet advertisers' needs, increase our access to potential advertisers and maintain strong relationships with our existing advertising clients. Our in-house sales staff includes experienced Internet sales personnel as well as those from traditional media. The staff develops and implements its advertising strategies by creating value-added packages for advertisers from the wide range of news columns, editorial opinions and other tools and information on our web sites, including identifying strategic accounts and developing presentations and promotional materials and building relationships with advertising buyers. DoubleClick provides advertising management and delivery services for our web sites and provides advertisers with reports describing the delivery of their advertisements.

     To date, relatively few advertisers from industries other than the technology and financial services industries have devoted a significant portion of their advertising budgets to web advertising. If we do not attract advertisers from other industries, our business could be adversely affected.

STRATEGIC RELATIONSHIPS

     We believe that our strategic relationships with our principal investors, CBS and DBC, allow us to differentiate our web sites as the preeminent brand for real-time business news and financial programming on the web.

CBS

     License. In connection with the formation of the LLC, the LLC entered into a five-year license agreement under which the web site was renamed "CBS.MarketWatch.com" and the LLC was granted the right to use the CBS name and logo as well as CBS Television Network news content in connection with the CBS.MarketWatch.com web site during this period. This agreement, as it was amended and restated in January 1999, which we call the amended and restated license agreement, will expire on October 29, 2005. Under the terms of the amended and restated license agreement, MarketWatch.com will pay CBS a percentage of gross revenues generated by the CBS.MarketWatch.com web site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The amended and restated license agreement will be subject to termination in the event that competitors of CBS acquire specified amounts of our common stock and in other events. See "Certain Transactions" for descriptions of events which could cause a termination of this agreement. Subject to limitations, CBS will provide us with an aggregate rate card amount of $30.0 million of network television, radio and Internet advertising and promotion commencing from October 1997 through October 2002. Internet advertising will be limited to five percent of the total promotion delivered. CBS could terminate this advertising obligation if the Amended and Restated License Agreement is terminated.

     Reporting. We believe we can increase our brand awareness by providing financial news reports for CBS News and CBS Radio. Our New York City-based bureau is located in CBS facilities and frequently works with CBS News staff to generate stories for distribution over the CBS broadcast networks. We have two television correspondents who file daily reports on CBS Up-to-the-Minute overnight programming and CBS Newspath, which supplies CBS News video to CBS affiliated television stations for use in their news programs. Both correspondents also file customized daily reports to major CBS affiliates via satellite links, and contribute to the CBS Morning News. Our Editor-in-Chief, Thom Calandra, files live weekday morning reports on KPIX-TV, the CBS owned television station in San Francisco, and files reports with CBS in New York for CBS News. Our correspondents often file reports on CBS Radio news programming, covering breaking financial stories for the top-of-the-hour CBS Radio news report that is broadcast over several hundred radio stations nationwide. In addition, Frank Barnako, one of our reporters, does a twice-daily version of his Internet Daily column for use by CBS Radio affiliates. We do not receive any payments from CBS for this reporting. However, all reports delivered by our correspondents are identified as our reports.

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

Our correspondents file these reports or provide services to CBS through an understanding we have with CBS which we believe helps to strengthen our brand awareness. We have no formal agreement with CBS with respect to any of our correspondents who provide reports to CBS or any of its affiliates. Therefore, we cannot assure you that these services will continue in the future.

     Non-Competition Provisions. The amended and restated license agreement contains limited non-competition provisions. However, these provisions have exceptions and do not otherwise provide for an exclusive relationship. As a result, there can be no assurance that CBS will not promote, establish or otherwise provide content for a web site or Internet service which competes with MarketWatch.com.

     We would need to change the name of our web site and devote substantial resources towards building a new brand name if our agreement with CBS were terminated or not renewed. This agreement also has a number of risks associated with it. CBS can require us to remove any content on our web site which it determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons. We are also required to conform to CBS's guidelines for the use of its trademarks. CBS has the right to approve all materials, such as marketing materials, that include any CBS trademarks. CBS also has control over the visual and editorial presentation of its television news content on our web site. Because of these restrictions, we may not be able to perform our desired marketing activities.

     Our license agreement with CBS will expire on October 29, 2005, and CBS will have no obligation to renew it. CBS will also have the right to terminate this agreement if:

     - we breach a material term or condition of the agreement;

     - we become insolvent or subject to bankruptcy or similar proceedings;

     - a competitor of CBS acquires 15% or more of our voting power;

     - we issue voting securities to, or actively participate in the acquisition of our voting power by, a CBS competitor which results in such competitor directly or indirectly owning 9% or more of our voting power; or

     - we discontinue using the MarketWatch.com trademark and do not establish a substitute mark acceptable to CBS.

If our agreement with CBS is terminated prior to the end of its term, our business could be adversely affected.

     CBS has agreed, subject to limitations, to provide us an aggregate rate card amount of $30.0 million of advertising and on-air promotions during the period from October 29, 1997 through October 29, 2002. However, the timing and placement of these advertisements and promotions are subject to CBS's discretion. CBS could discontinue promoting us in the manner that it currently does. CBS also makes no guarantees to us as to the demographic composition or size of the audience that views these advertisements or promotions. This advertising and on-air promotion, as well as our association with the CBS brand, are important elements of our strategy to increase our brand awareness. This obligation will terminate if our license agreement terminates.

     We may not be able to continue to attract a sufficient amount of user traffic and advertisers to our web site without the CBS name and logo or promotion from CBS.

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

DBC

     Initial Contribution. At our formation, DBC contributed assets related to its DBC Online/News Business which had been operating as departments within DBC since October 1995. In addition, DBC assigned agreements for advertising and content, portions of its award-winning web site, dbc.com, and its related trademarks, including "MarketWatch.com" and the MarketWatch.com Internet domain name.

     Data and Hosting. DBC currently provides delayed financial data to MarketWatch.com at no charge. It also provides real-time financial data to MarketWatch.com for dissemination to subscribers of certain of MarketWatch.com subscription services in exchange for a percentage of the subscription fee. In addition, DBC hosts and manages the CBS.MarketWatch.com web site infrastructure and provides 24x7 network support.

     General Services. DBC also provides MarketWatch.com with general services, including cash management, accounting services and human resources services. MarketWatch.com will reimburse DBC for its actual costs of providing these services.

     Payments for News. Under the amended and restated services agreement, DBC will pay us through October 2002 a monthly per-subscriber fee for delivery of our news to all DBC subscribers, other than certain commercial ones, with a minimum payment of $100,000 per month.

     Non-Competition Provisions. Through October 29, 2005, DBC will not be able to:

     - sell advertising on a web site that primarily delivers financial news and comprehensive stock quotes; or

     - use the Internet to sell, or authorize another to sell, real-time snap quotes to individual subscribers.

     Although the stockholders' agreement with CBS and DBC contains non-competition provisions, these provisions have exceptions and do not provide for an exclusive relationship.

     If DBC fails to provide these services satisfactorily, we would be required to perform these services ourselves or obtain these services from another provider. Replacing these services could cause us to incur additional costs. We may not be able to replace these services on commercially reasonable terms or if we choose to perform these services ourselves, we may not be able to perform them adequately. During any transition, our services could be disrupted for an indefinite period of time and, as a result, we could lose a substantial number of users and advertisers.

MARKETING AND DISTRIBUTION

     We are seeking to establish the MarketWatch.com brand as the web's leading provider of business and financial information. CBS will agree to provide the CBS.MarketWatch.com web site with promotion and advertising with an aggregate rate card amount of $30.0 million through October 2002. This promotion and advertising will be carried or disposed on CBS Television Network programming, programming on CBS owned and operated television and radio stations and/or banner advertising on CBS web sites over the period from October 29, 1997, through October 29, 2002. These advertising placements may take the form of 30, 15 or 10 second commercial units, scrolls of the CBS.MarketWatch.com URL, on-air mentioning of our web site, banner advertising and/or in credit rolls or sign-offs, with CBS having broad discretion as to the type and manner of placement. As of March 31, 1999, CBS had delivered $10.3 million rate card amount of promotion and advertising under this commitment.

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

     CBS has displayed our MarketWatch.com logo and domain name on the CBS Evening News with Dan Rather, CBS This Morning and on the news programming of the CBS Television Network and many affiliated television stations. The logo is usually displayed when business or financial news is covered during the broadcast. When they occur, these promotional activities give the CBS.MarketWatch.com web site national promotion to the CBS Evening News and other CBS News broadcast viewers. CBS is not obligated to continue to display our logo or domain name in this particular manner.

     We use journalists' appearances on CBS Television and Radio news broadcasts and on certain affiliate station broadcasts to highlight the CBS.MarketWatch.com web site and increase the association of the web site with CBS. When making appearances, our journalist is identified with the CBS.MarketWatch.com brand. The CBS.MarketWatch.com web site is also linked directly to the web sites of CBS and many of its affiliate television stations. Each time a user at these web sites clicks on the "Money" section he or she receives a graphic or story from the CBS.MarketWatch.com web site or one of its correspondents and a direct link to the CBS.MarketWatch.com web site. We also have an agreement with the Westwood One radio network under which we will provide financial market updates to Westwood One's radio stations across the country.

     In addition to our CBS-related promotional activities, we advertise on a number of heavily trafficked web sites, such as Yahoo!, Lycos, Excite and AltaVista, and conduct a variety of other marketing and public relations programs. These programs include paid advertisements in print publications and radio broadcasts and participation in personal finance, online journalism and Internet-related conferences. We intend to increase advertising and marketing expenditures over their historical levels to continue to build awareness with its audience. To this end, we launched a national brand building campaign and intend to make substantial expenditures to advertise our brand and the CBS.MarketWatch.com web site in traditional and online media.

     We have entered into a number of, and are aggressively pursuing additional, distribution relationships to enhance our brand name recognition and audience reach. Key distribution relationships include:

          Yahoo! Inc. Yahoo! has agreed to index certain of the MarketWatch.com news headlines in the Finance section of Yahoo! with links to MarketWatch.com for the full story. In addition, we will advertise on Yahoo! over the 12 month period following the closing of our initial public offering, which occurred in January 1999. We also have a content distribution relationship with Yahoo! under which we will provide at no charge a version of our Market Snapshot Report on a daily basis to registered users of the Investment Challenge fantasy investment game on Yahoo!'s Finance section.

          Quicken.com. Intuit has agreed to display certain of our news columns and features in portions of its Quicken.com web site. We will receive a share of any revenues from the sale of advertising on the Quicken.com pages which display this content.

          CompuServe. CompuServe selected MarketWatch.com to serve as the financial news center for its newly-launched service, CompuServe 4.0. MarketWatch.com created a comprehensive, customized, cobranded version of the MarketWatch.com site for the service.

          Universal Feature Syndicate. Universal Feature Syndicate markets CBS.MarketWatch.com editorial features to newspapers exclusively in North America and non-exclusively throughout the world for syndication in print and electronic editions.

          News Alert. News Alert provides third-party news feed collection, databasing and display services for the CBS.MarketWatch.com web site. In addition, News Alert may also make certain

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

     of the CBS.MarketWatch.com editorial content available as a news feed to certain of News Alert's other customers.

          Brand Label Quotes Pages. We also seek to increase our revenues and name recognition by hosting co-branded financial information pages, or Brand Label Quotes Pages, accessible to visitors of other companies' web sites who wish to retrieve market quotations and financial news. The presence of links on the Brand Label Quotes Pages to relevant MarketWatch.com news stories also helps drive traffic to the CBS.MarketWatch.com web site. web sites with these Brand Label Quotes Pages include web sites operated by American Express Financial Direct, Callaway Golf, Cigar Aficionado, Conde Naste's cnCurrency.com, Hoover's Inc., IPO Monitor, iSleuth.com, Jack Carl Futures, National Discount Broker, Proctor & Gamble, Rocky Mountain News, Muriel Siebert & Co., SportsLine USA, Wall Street Access, Wine Spectator, and United Media, among others. Generally, we sell advertising on portions of, and receive hosting fees for these pages. For the year ended December 31, 1998 and the quarter ended March 31, 1999, revenues from these Brand Label Quotes Pages have constituted less than 10% of our aggregate revenues.

     We believe that distribution relationships of this type are important to our continued growth and to increase our exposure to our target audience. We intend to continue to aggressively pursue additional distribution relationships, however, we may not succeed in doing so.

SUBSCRIPTION SERVICES

     While substantially all of the programming available on the CBS.MarketWatch.com web site is currently free of charge, the CBS.MarketWatch.com web site offers subscription-based third-party financial data services which are targeted for sophisticated investors. These services are currently created and provided by DBC on a non-exclusive basis under a revenue sharing arrangement. See "-- Strategic Relationships." MarketWatch.com is developing and, in the future, intends to introduce additional subscription services, such as exclusive news, commentary and analytic tools.

     We act or will act as DBC's sales agent with respect to the following DBC services in exchange for a fee for new subscribers obtained through the CBS.MarketWatch.com web site:

     MarketWatch RT. MarketWatch RT is a browser-based, real-time financial data service providing on demand real-time quotes from the American and New York Stock Exchanges and NASDAQ. The service is available for a $34.95 monthly fee which includes non-professional exchange fees of $12.50 for those three exchanges. Premium research from Baseline is also available through this service. DBC pays MarketWatch.com a monthly royalty for each subscriber. DBC provides all customer and MIS support for this service. In August 1998, we began marketing MarketWatch RT Wireless, a product for use with hand-held computing devices such as Windows CE devices and Palm Pilots. In the future, we do not expect to derive a material amount of revenue from this service.

     MarketWatch LIVE. MarketWatch LIVE is a Windows-based, real-time financial data service providing "streaming" real-time quotes over the Internet from all major US equity and futures exchanges. The base fee for this product is $79 per month. Premium research from Baseline is also available through this service. DBC pays MarketWatch.com a monthly royalty on revenues derived from this service. DBC provides all customer and MIS support for this service. In the future, we do not expect to derive a material amount of revenue from this service.

     Our web site also offers, for a fee, third party financial data and other services through the web site, such as Hoover's, Inc., which provides company profiles, Zacks Inc., which provides company earnings estimates, and Baseline, which provides company research reports. We receive a portion of

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

the revenue from the sale of these products or services through the CBS.MarketWatch.com web site. We do not currently and, in the future do not intend to, derive a material amount of revenue from these services.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     The CBS.MarketWatch.com web site is hosted at DBC's facilities in Hayward, California. We operate multiple web servers which run Microsoft Windows and Microsoft NT operating systems and use Microsoft Internet Information Server. Internet access is maintained through multiple DS3 connections with three different tier one ISPs, UUNET, Digex and MCI. The computer equipment used to operate the CBS.MarketWatch.com web site at DBC's facilities is powered by multiple uninterruptible power supplies. The www.BigCharts.com web site and all licensed BigCharts content is served out of three redundant datacenters located in Minneapolis, MN, Herndon, VA, and Santa Clara, CA. The Herndon and Santa Clara datacenters are operated in Exodus datacenters. The network operations center is located in Minneapolis and monitors all datacenters and sites. Our operations are dependent upon our ability to protect systems against damage from fire, earthquakes, power loss, telecommunications failure, break-ins, computer viruses, hacker attacks and other events beyond our control. Our insurance policies have low coverage limits and therefore our insurance may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. However, we do not presently have a formal disaster recovery plan. We will be moving the CBS.MarketWatch.com site to the central server platform used to operate www.BigCharts.com and sharing the data centers established for the www.BigCharts.com site.

     We are expanding our internal development group to create new, and enhance existing, services, tools and features. For example, this group recently developed a database portfolio application that, among other features, allows users to track up to 200 ticker symbols each in multiple portfolios and view the portfolio information through a secure connection. We are also developing an advanced charting application which is designed to provide intraday ticker and interval charts. We also utilize third-party technology for certain of its services and tools. For example, we licensed news database technology to allow users to search for news stories from multiple third-party sources by ticker symbol, keyword and news source. We have also entered into an agreement with a software development firm that will provide a new community application system, with functionality such as message boards, chat and instant messaging. As of June 30, 1999, we had 41 personnel dedicated to product and content development, and for the year ended December 31, 1998, our product development expenditures were $1.5 million and for the three months ended March 31, 1999 our product development expenditures were $627,000.

     In the past, our web site has experienced significant increases in traffic when there are significant business or financial news stories. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our web site must accommodate a high volume of traffic and deliver frequently updated information. Our web site has in the past and may in the future experience slower response times or other problems for a variety of reasons.

     We also depend on information providers, including DBC, S&P Comstock and Interactive Data Corporation, to provide information and data feeds on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other web site operators for access to our web site. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our web site as not

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

functioning properly and therefore cause them to use other methods to obtain their business and financial news and other information.

     Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. These are exacerbated by the recent growth of the web and the intense competition in our industry. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. Our business could be adversely affected if we incurred significant costs without adequate results or cannot adapt to these changes.

COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. The number of web sites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for advertisers, viewers, members and content providers with the following categories of companies:

     - publishers and distributors of traditional off-line media, such as television, radio and print, including those targeted to business, finance and investing needs, many of which have established or may establish web sites, such as The Wall Street Journal, CNN and CNBC;

     - general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to financial and business-related content and services;

     - online services or web sites targeted to business, finance and investing needs, such as TheStreet.com and Motley Fool; and

     - web search and retrieval and other online services, such as Excite, Infoseek, Lycos, Yahoo! America Online, and other high-traffic web sites, which offer quotes, financial news and other programming and links to other business and finance related web sites.

     We anticipate that the number of direct and indirect competitors will increase in the future. This could result in price reductions for its advertising, reduced margins, greater operating losses or loss of market share.

     Although the amended and restated license agreement and stockholders' agreement will contain non-competition provisions, these provisions will have certain exceptions. As a result, we cannot assure you that CBS or DBC will not promote, establish or otherwise provide content for a competitive web site or Internet service.

     We believe our programming and content compete favorably with our competitors, as many of them do not primarily provide real-time coverage by experienced journalists. However, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the web market, greater name recognition, larger customer bases and higher amounts of user traffic and significantly greater financial, technical and marketing resources. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in web user requirements. Further, they could develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings. Increased competition could also result in price

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

reductions, reduced margins or loss of market share, any of which could materially adversely affect our business.

     The web, and MarketWatch.com specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. web companies and MarketWatch.com would lose revenue if the web is not perceived as an effective advertising medium. As a result, we may not be able to compete successfully against our current or future competitors. In addition, we could face competition from CBS or DBC as described more fully under "Risk Factors -- Our agreements with CBS and DBC do not completely prevent them from engaging in business activities that are competitive with ours."

INTELLECTUAL PROPERTY

     We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect our intellectual property, such as our content, trademarks, trade names and trade secrets. We also enter into confidentiality agreements with our employees and consultants, and seek to control access to and distribution of our other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on our web site or our other intellectual property without authorization. These precautions may not prevent misappropriation or infringement of our intellectual property. Our business could be harmed if we fail to protect our intellectual property in a meaningful manner. In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of management and other resources, either of which could harm our business.

     We license the CBS logo, name and certain news content from CBS under the amended and restated license agreement. This agreement could terminate in certain circumstances and also involves a number of other risks as described in "Risk Factors -- We depend on our relationship with CBS and this relationship could terminate prematurely, which could adversely affect our business."

     We also use certain licensed third-party technology, such as software from DoubleClick, and data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. Litigation between licensors and a third party or between us and a third party could lead to royalty obligations for which we are not indemnified or for which we are not sufficiently covered. In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services, such as certain of the community features we may introduce. These licenses may not be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated.

     Because we license some data and content from third parties, our exposure to copyright infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification to cover any breach of any such representations. However, it is possible that these representations may not be accurate. It is possible that any indemnification we receive may not be sufficient to provide adequate compensation for any breach of these representations.

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

     We cannot assure you that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business. Any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be materially adversely affected.

EMPLOYEES

     As of June 30, 1999, there were 138 personnel dedicated full time to our business, 41 of these personnel worked in product and content development, 31 in sales and marketing, 44 in editorial and 22 in administration. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

     We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. None of our personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. At times we have experienced difficulties in attracting new personnel. We cannot assure you that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future.

GOVERNMENT REGULATION

     There are currently few laws or regulations that specifically regulate communications or commerce on the web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the web. Any new laws or regulations relating to the web could adversely affect our business.

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                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors as of July 31, 1999:

           NAME              AGE                          POSITION
           ----              ---                          --------
Larry S. Kramer............  49    President, Chief Executive Officer and Director
Philip D. Hotchkiss........  30    President and Chief Executive Officer of BigCharts
                                   Inc. and Director
J. Peter Bardwick..........  40    Chief Financial Officer and Secretary
Thom Calandra..............  43    Editor-in-Chief and Vice President of News
William Bishop.............  30    Vice President of Business Development
Scot McLernon..............  41    Vice President of Advertising Sales
Michele Chaboudy...........  51    Vice President of Marketing
Jamie J. Thingelstad.......  27    Chief Technology Officer
James A. DePalma...........  48    Director
Alan J. Hirschfield........  63    Director
Allan R. Tessler...........  62    Director
Mark F. Imperiale..........  48    Director
Andrew Heyward.............  48    Director
Michael H. Jordan..........  63    Director
Robert H. Lessin...........  44    Director
Daniel R. Mason............  48    Director

     Mr. Kramer has served as President, Chief Executive Officer and a member of the board of directors of MarketWatch.com since October 1997. From February 1994 until October 1997, Mr. Kramer served as Vice President for News and Sports of DBC. In January 1991, Mr. Kramer co-founded DataSport Inc., a developer of hand-held sports information monitors, and he served as DataSport's President from its founding until February 1994, when DataSport was acquired by DBC. Prior to founding DataSport, Mr. Kramer spent more than twenty years in journalism, including serving as a financial reporter, Metro Editor and Assistant Managing Editor of the Washington Post, and most recently serving as Executive Editor of the San Francisco Examiner. He has been a recipient of National Press Club, Gerald E. Leob and Associated Press Awards. During Mr. Kramer's tenures at the Washington Post and the San Francisco Examiner, his staffs at each paper won a Pulitzer Prize. Mr. Kramer serves as a member of the board of directors of American Information Company, which conducts an auto buying service under the name "Consumers Car Club" through its carclub.com web site. Mr. Kramer holds a B.S. degree in Journalism from Syracuse University and an M.B.A. degree from the Harvard Business School.

     Mr. Hotchkiss has served as a member of the board of directors of MarketWatch.com since June 1999, when BigCharts was acquired by MarketWatch.com. He has served as President and Chief Executive Officer of BigCharts since he founded it in 1994, and prior to the acquisition, he served as Chairman of the Board of Directors of BigCharts. Before founding BigCharts, Mr. Hotchkiss served as a registered representative with Dain Bosworth, Inc. Mr. Hotchkiss holds a B.A. degree in English with honors from Gustavus Adolphus College, St. Peter, Minnesota, and a certificate in Legal Studies from the University of Durham, Durham, England.

     Mr. Bardwick has served as Chief Financial Officer of MarketWatch.com since June 1998. From June 1996 until June 1998, Mr. Bardwick was Managing Director of Star Media Capital, a Dallas, Texas-based, boutique investment bank serving the media and broadcasting industries. From April

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

1993 until December 1995, Mr. Bardwick served first as Chief Financial Officer and Executive Vice President, and then as a consultant to The Beasley Broadcasting Group, a national radio broadcasting company. Mr. Bardwick previously was also Vice President, Finance, for Westwood One, Inc., a producer of nationally syndicated radio news and entertainment programming. Westwood One is currently affiliated with CBS, but was not during Mr. Bardwick's employment. He was a Vice President in Corporate Finance with Salomon Brothers Inc and was with Citicorp Investment Bank prior to that time. Mr. Bardwick holds a B.A. degree in Political Science from the University of Michigan and an M.B.A. degree from the University of Michigan, Graduate School of Business.

     Mr. Calandra has served as Editor-in-Chief and Vice President of News of MarketWatch.com since October 1997. He was Director of News with DBC from April 1996 until October 1997 and was a consultant to DBC from February 1996 until April 1996. From October 1995 until January 1996, he served as Financial Editor with USA Today Online, the USA Today newspaper's web site. Mr. Calandra was employed by Bloomberg LP, a financial news service, from January 1994 until September 1995, serving in its London office and holding positions as the lead markets editor and European financial columnist. From August 1988 until December 1993, he served as financial columnist and business reporter with the San Francisco Examiner. Mr. Calandra holds a B.A. degree in Arts from City University of New York and an M.A. degree in English from the University of Arizona.

     Mr. Bishop has served as Vice President of Business Development of MarketWatch.com since our formation in October 1997. From August 1995 until October 1997, Mr. Bishop was employed by DBC, most recently as Director of DBC Online. From August 1993 until May 1995, Mr. Bishop attended the Johns Hopkins University School of Advanced International Studies. Mr. Bishop holds a B.A. degree in East Asian Studies from Middlebury College and an M.A. degree in International Economics from John Hopkins University.

     Mr. McLernon has served as Vice President of Advertising Sales of MarketWatch.com since January 1998. From March 1997 until December 1997, he served as National Director of Advertising Sales with Quote.com, Inc., a financial news web site operator. Mr. McLernon was also the National Director of Internet Strategy with Softbank Interactive Marketing, a subsidiary of Softbank Corp., a distributor and wholesaler of software and peripheral equipment for PCs, from March 1996 until March 1997. From June 1994 until March 1996, he served as Account Manager with Interactive Marketing. From May 1993 until June 1994 he was a sales consultant with Pacific Bell Interactive Services.

     Ms. Chaboudy has served as Vice President of Marketing of MarketWatch.com since May 1998. From January to May 1998, she was a consultant to MarketWatch.com. From November 1997 until January 1998, she was an independent marketing consultant. From March 1997 until November 1997, Ms. Chaboudy served as a Director, responsible for marketing and business development, at the Wired News division of Wired Digital Inc., a magazine publisher. From September 1996 until March 1997, she was a marketing consultant. From January 1996 until September 1996, she served as the Senior Vice President for Marketing and Sales for World Pages Inc., an Internet directory provider. From April 1995 until December 1995, she was a Director of Urban & Associates, a consulting firm serving the newspaper industry. Ms. Chaboudy served as Vice President of Marketing for the Houston Post from May 1993 until April 1995. Ms. Chaboudy holds a B.A. degree in History from DePauw University, an M.B.A. degree from Pepperdine University and a Master's degree in Library & Information Sciences from Indiana University.

     Mr. Thingelstad has served as Chief Technology Officer of MarketWatch.com since June 1999, when BigCharts was acquired by MarketWatch.com. From June 1996 to June 1999, he served as Chief Technology Officer and a Director of BigCharts. From February 1995 to March 1996,

Mr. Thingelstad served as a Director of Technology at WebSpan, Inc., an Internet service provider. From early 1993 to January 1996, he served as the Technical Coordinator for the Disability Services Department at the University of Minnesota. Mr. Thingelstad attended the University of Minnesota's Institute of Technology.

     Mr. DePalma has served as a member of the board of directors of MarketWatch.com since December 1998. Mr. DePalma has served as Vice President and General Manager of CBS New Media since March 1999 and Vice President, Finance, of CBS Television Network since February 1998. From January 1995 until February 1998, he was Vice President, Finance of CBS Corporation. Mr. DePalma spent the prior 10 years as a partner with Coopers & Lybrand specializing in the communications and broadcasting industries. Mr. DePalma holds a B.A. degree in Accounting from Bentley College.

     Mr. Hirschfield has served as a member of the board of directors of MarketWatch.com since March 1998 and as Co-Chief Executive Officer and Co-Chairman of the Board of Directors of DBC since June 1992. Prior to joining DBC, Mr. Hirschfield served as Managing Director of Schroder Wertheim & Co., an investment banking firm, and as a consultant to the entertainment and media industry. He formerly served as Chief Executive Officer of Twentieth Century Fox Film Corp. and Columbia Pictures Inc. from 1980 to 1985 and 1973 to 1978, respectively. Mr. Hirschfield currently serves on the boards of directors of Cantel Industries, Inc. and Chyron Corporation. Mr. Hirschfield holds a B.A. degree in Finance from the University of Oklahoma and an M.B.A. degree from the Harvard Business School.

     Mr. Tessler has served as a member of the board of directors of MarketWatch.com since August 1998 and as Co-Chief Executive Officer and Co-Chairman of the Board of DBC since June 1992. Mr. Tessler also serves as the Chief Executive Officer and Chairman of International Financial Group, Inc., a private merchant bank, Chairman of Enhance Financial Services Group, Inc., a reinsurance and credit enhancement insurance firm and Jackpot Enterprises, Inc., a company that operates gaming machines in major chain stores in Nevada, and as a member of the boards of Directors of The Limited, Inc., Allis-Chalmers Corporation, and Rhone Capital, LLC, and he is a Trustee of Cornell University. Mr. Tessler holds a B.A. degree and a J.D. degree from Cornell University.

     Mr. Imperiale has served as a member of the board of directors of MarketWatch.com since October 1997. Mr. Imperiale was named President, Chief Operating Officer and Chief Financial Officer of DBC in September 1996, having served with that company as Executive Vice President and Chief Financial Officer since July 1994. Mr. Imperiale was formerly Executive Vice President and Chief Financial Officer of Ameriscribe Corporation, a facilities management company from May 1992 through October 1993, when Ameriscribe was acquired by Pitney Bowes Inc., and where he continued as a consultant through December 1993. Mr. Imperiale spent the prior 10 years in the securities industry, with Prudential Securities, Merrill Lynch, and First Boston Corporation. Mr. Imperiale, a certified public accountant, worked with Arthur Young & Company from 1973 to 1983 in the public accounting field. Mr. Imperiale holds a B.A. degree and an M.B.A. degree from Rutgers University.

     Mr. Heyward has served as a member of the board of directors of MarketWatch.com since March 1998. Mr. Heyward has served as President of CBS News since January 1996. From October 1994 until January 1996, he was Executive Producer of "CBS Evening News with Dan Rather" and Vice President of CBS News. From February 1993 until October 1994, Mr. Heyward served as Executive Producer of the CBS News magazine "Eye to Eye With Connie Chung." Prior to that time, he was responsible for developing CBS's "48 Hours" series. Mr. Heyward holds a B.A. in History and Literature from Harvard University.

     Mr. Jordan has served as a member of the board of directors of MarketWatch.com since June 1998. Mr. Jordan has served as the Chairman and Chief Executive Officer of CBS Corporation from June 1993 to December 1998. Mr. Jordan is chairman of eOriginal Inc. and is to become Chairman of Luminant Worldwide Corporation upon the closing of the initial public offering recently filed with the Securities and Exchange Commission. Mr. Jordan currently serves on the boards of directors of Aetna Inc., Dell Computer Corporation and WireBreak Networks, Inc. Mr. Jordan holds a B.S. degree from Yale University and an M.S. degree from Princeton University.

     Mr. Lessin has served as a member of the board of directors of MarketWatch.com since February 1999. Mr. Lessin has served as Chairman and Co-CEO of Wit Capital Corporation since April 1998. Mr. Lessin served as Vice Chairman of Salomon Smith Barney from June 1993 to March 1998, where he was head of its Investment Banking Division from June 1993 to January 1997. Prior to joining Smith Barney, Mr. Lessin spent 16 years with Morgan Stanley in a number of positions, including Managing Director, Vice Chairman of Morgan Stanley's Investment Banking Operating Committee, and Chairman of their Strategic Planning Committee. Mr. Lessin holds a B.A. degree in Applied Physics and Economics from Harvard College and an M.B.A. degree from Harvard University.

     Mr. Mason has served as a member of the board of directors of MarketWatch.com since February 1999. Mr. Mason has served as President of CBS Radio, which has been renamed Infinity Radio Group, since November 1995 and is responsible for the operation of the group's approximately 160 stations. Before this, Mr. Mason served as President of Group W Radio, a division of Westinghouse Broadcasting Company, for three years. In 1985, Mr. Mason became Executive Vice President of First Media and in 1988, became President of Cook Inlet Radio Partners, formerly First Media. Mr. Mason holds a B.S. degree in Broadcasting from Eastern Kentucky University and was named outstanding alumnus in 1995.

BOARD COMPOSITION

     The board of directors of MarketWatch.com is comprised of ten directors. Directors are elected by the stockholders of each annual meeting of stockholders or until their successors are duly elected and qualified. Our board was initially comprised of seven directors. CBS and DBC each appointed three of the initial directors under the terms of the stockholders' agreement described in "Certain Transactions." Under that agreement, because our board was comprised of seven directors, each of CBS and DBC had the right to designate for election to the board:

     - three candidates, so long as it held at least 30% of our outstanding voting securities;

     - two candidates, so long as it held at least 20% but less than 30% of our outstanding voting securities; or

     - one candidate, so long as it held at least 1% of our outstanding voting securities.

     Because the size of our board increased, CBS and DBC each have the right to nominate four candidates to the board, based on the percentage of our outstanding voting securities held by them. In addition, each of CBS and DBC are obligated to vote the voting securities held by it for the other party's designated candidates. Further, so long as the Amended and Restated License Agreement remains in effect, CBS will also have the right to nominate at least one candidate to our board of directors, regardless of the number of our voting securities held by it. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- CBS and DBC have significant control over our business." All executive officers are elected by, and serve at the discretion of, the board.

BOARD COMMITTEES

     The audit committee has the responsibility to review our audited financial statements and accounting practices, and to consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. Imperiale and DePalma.

     The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters. The compensation committee is currently comprised of Messrs. Heyward and Hirschfield.

DIRECTOR COMPENSATION

     Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. In October 1997, MarketWatch.com granted to Mr. Kramer a non-plan option to purchase a membership interest in the LLC, which now represents an option to purchase 200,000 shares of common stock, with an exercise price per share of $4.00, after the conversion of the LLC into a corporation, which occurred in January 1999.

     In September 1998, the board adopted, and in January 1999, our stockholders approved, the 1998 Directors Stock Option Plan and reserved a total of 50,000 shares of common stock for issuance. Members of the board who are not our employees or of any affiliated company are eligible to participate in the directors plan. Option grants under the directors plan are automatic and nondiscretionary. The exercise price of such options is the fair market value of the common stock on the date of grant.

     Each eligible director who becomes a member of the board will be granted an option to purchase 10,000 shares. At each annual meeting of stockholders, each eligible director will automatically be granted an additional option to purchase 2,000 shares if he has served continuously as a member of the board since the date of the director's initial grant. The options have 10 year terms. They will terminate seven months following the date the director ceases to be a director or a consultant of MarketWatch.com, or 12 months if the termination is due to death or disability. All options granted under the Directors Plan will vest as to 33 1/3% of the shares on each anniversary of the option grant date. Additionally, immediately prior to the dissolution, liquidation of MarketWatch.com or a "change in control" transaction, the vesting of the options will accelerate and the options will be exercisable for a period of up to seven months following the transaction. After that time any unexercised options will expire.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the board or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Messrs. Kramer and Bardwick's employment agreements provide that the vesting of their stock options will be accelerated upon changes of control of MarketWatch.com.

     Messrs. Hotchkiss and Thingelstad's employment agreements provide that in the event of changes in control of MarketWatch.com, each shall be entitled to specified termination benefits.

     For a description of these employment agreements, please see "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to our predecessor business and MarketWatch.com in all capacities during 1997 and 1998, by our Chief Executive Officer and our three most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998. No other executive officer of MarketWatch.com met the definition of "most highly compensated officer" for 1998. All option grants were initially grants of options to purchase membership interests in the LLC. The number in "Securities Underlying Options" column gives effect to the conversion of the LLC into a corporation, which occurred in January 1999, as if the transaction had occurred prior to January 1, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                        ANNUAL COMPENSATION             AWARDS
                                                 ---------------------------------   ------------
                                                                         OTHER        SECURITIES
                                        FISCAL                           ANNUAL       UNDERLYING
     NAME AND PRINCIPAL POSITION         YEAR     SALARY     BONUS    COMPENSATION    OPTIONS(#)
     ---------------------------        ------   --------   -------   ------------   ------------
Larry S. Kramer.......................   1998    $192,500   $25,000      $7,814             --
  President and Chief Executive
  Officer                                1997     167,000    50,000       7,879        200,000
J. Peter Bardwick.....................   1998     100,000        --       1,042        100,000
  Chief Financial Officer                1997          --        --          --             --
Thom Calandra.........................   1998      94,587     7,500       7,295             --
  Editor-in-Chief and                    1997      82,503     5,000       7,346         75,000
  Vice President of News
Scot McLernon.........................   1998     200,806        --       5,967         75,000
  Vice President of Advertising Sales    1997          --        --          --             --

     The items list under "Other Annual Compensation" represent health insurance premiums and contributions to the Data Broadcasting Corporation 401(k) Profit Sharing Plan.

                          OPTION GRANTS IN FISCAL YEAR

     The following table sets forth certain information regarding stock options granted during 1997 and 1998 to our Chief Executive Officer and our three most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998. All option grants were initially grants of options to purchase membership interests in the LLC. The numbers in this table give effect to the conversion of the LLC into a corporation, which occurred in January 1999, as if the transaction had occurred prior to January 1, 1997.

                                              INDIVIDUAL GRANTS(1)
                                ------------------------------------------------
                                              PERCENT
                                              OF TOTAL
                                              OPTIONS                                 POTENTIAL REALIZABLE VALUE AT
                                NUMBER OF    GRANTED TO                               ASSUMED ANNUAL RATES OF STOCK
                                SECURITIES   EMPLOYEES                                    PRICE APPRECIATION FOR
                                UNDERLYING   IN FISCAL    EXERCISE                           OPTION TERMS(2)
                       FISCAL    OPTIONS        YEAR      PRICE PER   EXPIRATION   ------------------------------------
        NAME            YEAR    GRANTED(#)     (%)(3)     SHARE(4)       DATE          0%           5%          10%
        ----           ------   ----------   ----------   ---------   ----------   ----------   ----------   ----------
Larry S. Kramer......   1998          --          --           --             --           --           --           --
                        1997     200,000        44.8%       $4.00     10/28/2007           --   $  503,116   $1,274,994
J. Peter Bardwick....   1998     100,000        23.3         4.00       7/8/2008   $1,000,000    1,880,452    3,231,239
                        1997          --          --           --             --           --           --           --
Thom Calandra........   1998          --          --           --             --           --           --           --
                        1997      75,000        16.8         4.00     10/28/2007           --      188,668      478,123
Scot McLernon........   1998      75,000        17.5         8.00       1/7/2008           --      377,336      956,245
                        1997          --          --           --             --           --           --           --

     Options granted in 1997 and 1998 were granted outside of any plan. These options become exercisable with respect to 33 1/3% of the shares subject to such option on each anniversary of the grant date. These options have a term of ten years. See "-- Employee Benefit Plans" for a description of the material terms of these options.

     Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

     - multiplying the number of shares of common stock subject to a given option by the exercise price, or in the case of the 0% column for Mr. Bardwick, by $14.00, the fair market value on the date of his grant, as determined by the board of directors;

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option; and

     - subtracting from that result the aggregate option exercise price.

     We granted options to purchase aggregates of 446,250 shares in 1997 and 429,500 shares in 1998 to all employees.

     Options were generally granted at an exercise price equal to the fair market value of our common stock, as determined by the management committee of the LLC. In determining the fair market value of the common stock on each grant date, the management committee considered, among other things, the value of assets contributed to us from DBC, our absolute and relative levels of revenues and other operating results, the state of our web site development, increases in operating expenses, the absence of a public trading market for our securities, the intensely competitive nature of our market and the appreciation of stock values of a number of generally comparable Internet companies. See "-- Director Compensation," "-- Employment Contracts and Change of Control Arrangements" and "-- Employee Benefit Plans" for a description of the material terms of these options.

                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth for our Chief Executive Officer and our three most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998, the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1998. All option grants were initially grants of options to purchase membership interests in the LLC. The numbers in this table give effect to the conversion of the LLC into a corporation, which occurred in January 1999, as if the transaction had occurred before January 1, 1997. The value of unexercised in-the-money options at December 31, 1998 was based on an assumed fair market value of our common stock as of December 31, 1998 of $17.00 per share less the exercise price.

                                     NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                UNDERLYING UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS
                                     AT DECEMBER 31, 1998            AT DECEMBER 31, 1998
                                ------------------------------   ----------------------------
             NAME               EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
             ----               ------------    --------------   -----------    -------------
Larry S. Kramer...............     66,666          133,334        $866,658       $1,733,342
J. Peter Bardwick.............         --          100,000              --        1,300,000
Thom Calandra.................     25,000           50,000         325,000          650,000
Scot McLernon.................         --           75,000              --          675,000

     No options were exercised during 1998 by our Chief Executive Officer or any of our other executive officers. No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during 1998 to our Chief Executive Officer or any of our other executive officers. We do not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service with our Chief Executive Officer or any of our other executive officers.

EMPLOYEE BENEFIT PLANS

     From October 1997 to January 1999, we issued options to purchase membership interests in the LLC. In connection with the conversion of the LLC into a corporation in January 1999, outstanding options were assumed by MarketWatch.com and represent the right to purchase shares of common stock rather than membership interests of the LLC. Each option was converted into an option to purchase common stock based upon a ratio of 1,000 shares of common stock for each 0.01% membership interest. As of June 30, 1999, there were outstanding options to purchase 1,787,524 shares of common stock with a weighted average exercise price of $14.76 per share, including the options that were converted from options to purchase membership interests in the LLC. These options are subject to terms substantially similar to those described below with respect to options to be granted under the 1998 Equity Incentive Plan described below. Shares covered by any outstanding option that expires unexercised become available again for grant under the 1998 Equity Incentive Plan described below.

     1998 Equity Incentive Plan. In September 1998, the board adopted, and in January 1999, our stockholders approved, the 1998 Equity Incentive Plan. The total number of shares of common stock reserved for issuance is 1,450,000 less the number of shares of common stock subject to non-plan options outstanding on the date of the reorganization. Therefore, as of June 30, 1999, 298,300 shares of common stock are reserved for future issuance under the plan. Shares will again be available for issuance under the plan that:

     - are subject to issuance upon exercise of an option granted prior to adoption of the plan, including shares subject to non-plan options outstanding on the date of the reorganization, or under the plan that cease to be subject to such option for any reason other than exercise of the option;

     - have been issued upon the exercise of an option granted under the plan with respect to which our right of repurchase has not lapsed and are subsequently repurchased by us;

     - are subject to an award granted under the plan that are forfeited or are repurchased by us; or

     - are subject to stock bonuses granted under the plan that otherwise terminate without shares being issued.

     This plan will terminate in September 2008, unless sooner terminated under the terms of the plan.

     The plan authorizes the award of options, restricted stock awards and stock bonuses. No person can receive more than 400,000 shares in any calendar year pursuant to awards under the plan. However, new employees can receive up to 500,000 shares in the calendar year in which such employee commences employment. The plan will be administered by the compensation committee of the board of directors. The committee has the authority to interpret the plan and any agreement made thereunder, grant awards and make all other determinations to administer the plan.

     The plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code, and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of a parent or subsidiary. Nonqualified stock options and all other awards other than incentive stock options may be granted to our employees, directors and other third parties who render services to us or any parent or subsidiary that are not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the common stock on the date of grant. Options granted under the plan have a maximum term of 10 years. Awards granted under the plan may not be transferred other than by will or by the laws of descent and distribution. T hey generally must also be exercised during the lifetime of the optionee only by the optionee.

     Options granted under the plan generally expire three months after the termination of the optionee's service, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. Options will generally terminate immediately upon termination for cause. If we are dissolved or liquidated or have a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. If a successor corporation does not assume or substitute the awards, the compensation committee may accelerate the vesting of the awards prior to the effectiveness of the transaction.

     401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. All personnel who have completed six consecutive months of service with us are eligible to participate and may enter the plan as of the first day of January, April, July or October. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We may make matching contributions on a discretionary basis to the plan, but we have not previously done so. Each participant is fully vested in his or her contributions, any matching contributions, and the investment earnings thereon. Contributions by the participants or us to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our bylaws or agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions.

     We have entered into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we have obtained directors' and officers' insurance providing indemnification for our directors, officers and certain employees for specific liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood or derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     Since the inception of our predecessor business, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation agreements and other arrangements, which are described where required in "Management," and the transactions described below. The agreements described below are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

TRANSACTIONS RELATING TO THE FORMATION OF THE LLC

     On October 29, 1997, CBS and DBC entered into a limited liability company agreement and certain related agreements relating to the formation of the MarketWatch.com as a limited liability company.

LIMITED LIABILITY COMPANY AGREEMENT

     CBS and DBC entered into the limited liability company agreement. Each of CBS and DBC received a 50% membership interest in the LLC in exchange for entering into the limited liability company agreement and for their capital contributions under the contribution agreement described below. DBC also agreed to loan the LLC until October 2000, up to $5.0 million at an annual interest rate equal to The Chase Manhattan National Bank's prime rate plus two percent. As of December 31, 1998, we borrowed approximately $3.9 million from DBC. Interest payments to DBC during 1998 were $164,000. The limited liability company agreement also contained provisions relating to, among other things, the management of the LLC, allocations of profits and losses, transfer restrictions and dispute resolution and covenants not to compete.

CONTRIBUTION AGREEMENT

     Contemporaneously with the limited liability company agreement, CBS, DBC and the LLC also entered into a contribution agreement. Under the contribution agreement, CBS agreed to provide the LLC with $50.0 million aggregate rate card amount advertising and promotion over a period of five years over the CBS Television Network, CBS owned and operated television and radio stations or on CBS Internet sites, provided that no more than 5% of the total advertising could be on CBS Internet sites. This advertising commitment was reduced to $30.0 million under the stockholders' agreement. CBS exercised, and still holds, substantial control over the allocation of this advertising commitment. DBC contributed to the LLC all of its right, title and interest in assets relating to Online/News business as well as $1.0 million in cash. DBC also agreed to contribute an additional $1.0 million to the LLC in October 1998. This additional contribution was made on October 28, 1998.

ORIGINAL SERVICES AGREEMENT

     Contemporaneously with the limited liability company agreement, DBC and the LLC also entered into a services agreement, which we refer to as the original services agreement, under which DBC provided us with a variety of support and hosting services. Payments by us to DBC for these services were $70,000 for the period from inception, October 29, 1997, through December 31, 1998 and $755,000 for the year ended 1998. DBC also agreed to pay MarketWatch.com a per subscriber fee for users of DBC's PC-based and Quotrek subscribers of real-time quotes. These per subscriber payments to us by DBC under the original services agreement were $210,000 in 1997 and

$1.3 million in 1998. From October 1997 through May 1998, DBC also provided us with office space for our executive offices for no charge. DBC also pays us a fee based upon net revenues from subscriptions to MarketWatch RT and MarketWatch LIVE. DBC paid us $359,000 in 1997 and $427,000 in 1998, as these fees. This agreement was superseded and replaced by the amended and restated services agreement described below.

ORIGINAL LICENSE AGREEMENT

     CBS and the LLC also entered into a license agreement at the same time as the limited liability agreement, which we refer to as the original license agreement. Under this agreement, CBS granted the LLC a non-exclusive license to utilize the CBS marks "CBS(R)" and the CBS "eye" design for use in connection with the operation of the MarketWatch.com site. CBS also granted the LLC a license to use current CBS Television News content related to business and financial news on the MarketWatch.com site, excluding sponsorships. The LLC paid CBS a royalty based on amounts received for advertising on the CBS.MarketWatch.com site. There were no payments to CBS under the original license agreement in 1997. We accrued $148,000 under the original license agreement for 1998. This agreement was superseded and replaced by the amended and restated license agreement described below.

TRANSACTIONS RELATING TO THE CONVERSION OF THE LLC

     In January 1999, MarketWatch.com converted its business form to a corporation in order to have a business organization form that is more typical of other publicly-traded entities in our market. The reorganization was effected by merging the LLC into MarketWatch.com. In connection with this reorganization, the limited liability company agreement terminated, except for limited covenants that, by their terms, require performance after the termination of this agreement, and each of DBC and CBS received 4,500,000 shares of common stock in exchange for their membership interests in the LLC. Additionally, all outstanding options to purchase membership interests in the LLC were converted into options to purchase common stock. In connection with this conversion, we entered into the following agreements:

AMENDED AND RESTATED LICENSE AGREEMENT

     We entered into an amended and restated license agreement with CBS that supersedes and replaces the original license agreement.

     Reasons for Amending and Restating the License. MarketWatch.com, CBS and DBC agreed to amend the terms of the original license agreement because the parties believed its terms would be appropriate only if the LLC remained as a private limited liability company owned equally by CBS and DBC, with no outside investors. As part of the conversion of the LLC to a corporation, the terms of the original license agreement were amended to help make the business attractive to outside investors. For example, MarketWatch.com believed that the royalty equal to 30% of advertising revenues could adversely affect gross margins, particularly if MarketWatch.com received a substantial portion of its revenues from non-sponsorship advertising. As part of the agreement to modify the royalty rate, other terms of the relationship with CBS were amended, including extending the term of the license, modifying the amount of the CBS advertising commitment, and the non-competition provisions.

     Term. The term of the amended restated license agreement will expire on October 29, 2005.

     Royalties. Under the amended and restated license agreement, we paid or will pay CBS:

     During 1998:

     - 8% of gross revenues in excess of $1.0 million and up to and including $51.0 million; and

     - 6% of gross revenues in excess of $51.0 million.

     During 1999:

     - 8% of gross revenues in excess of $500,000 and up to and including $50.5 million; and

     - 6% of gross revenues in excess of $50.5 million.

     In subsequent years through October 29, 2005:

     - 8% of gross revenues up to and including $50.0 million; and

     - 6% of gross revenues in excess of $50.0 million.

     Under this agreement, gross revenues is defined as gross operating revenues that are derived from an Internet service or web site that:

     - provides information or services of a financial nature; or

     - uses the CBS trademarks licensed to MarketWatch.com.

     Gross revenue excludes revenues from DBC, an amount equal to specific commissions paid to sales representatives and an amount equal to specific revenues attributable to an acquired company's results of operations for the 12 months prior to the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Control of Content by CBS. Under the amended and restated license agreement, CBS will retain significant editorial control over the use and presentation of CBS television news content and the CBS logo. For example:

     - we must conform to CBS's guidelines for the use of its trademarks;

     - CBS has the right to approve all materials, such as marketing materials, which include any CBS trademarks; and

     - CBS has control over the visual and editorial presentation of its television news content on the CBS.MarketWatch.com web site.

     As a result of these provisions, CBS will have the ability to prevent us from displaying some types of content on the CBS.MarketWatch.com web site and from producing materials, such as marketing materials, which it does not approve. This control by CBS could prevent us from engaging in desired marketing activities or from being perceived as an independent news organization, either of which could adversely affect our brand awareness and brand name.

     Termination if CBS Competitors Acquire Our Securities. CBS will be able to terminate our right to use the CBS name, logo and news content in the event that:

     - a competitor of CBS directly or indirectly beneficially owns 15% or more of our outstanding common stock or voting power of MarketWatch.com; or

     - if we issue to a CBS competitor or actively participate in the acquisition by a CBS competitor a number of voting securities, so that after the issuance or acquisition, this CBS competitor beneficially owns 9% or more of our voting securities.

     The mere acquisition by a CBS competitor of an interest in DBC that causes a change of control of DBC, as defined in the stockholders' agreement, described below, shall not be deemed to constitute the acquisition of an ownership interest in MarketWatch.com in the absence of other facts demonstrating ownership of an interest in MarketWatch.com.

     Other Grounds for Termination. The amended and restated license agreement is also subject to termination if we:

     - breach a material term or condition of the amended and restated license agreement;

     - become insolvent or subject to bankruptcy or similar proceedings; or

     - discontinue using the MarketWatch.com mark and do not establish a substitute mark acceptable to CBS in its sole discretion.

     Non-Competition Provisions. Under the terms of the amended and restated license agreement, CBS will not be permitted to license or authorize another to license the use of the CBS logo or name to others in connection with promoting any other Internet service or web site in the United States that has as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock market quotations and financial news in the English language to consumers, which we refer to as a business site. The following activities would not be prohibited:

     - licensing its logo or name to a web site or Internet service that delivers general news, sports or entertainment, with a financial news segment or portion included;

     - licensing its name or logo to a web site or Internet service outside the U.S.;

     - licensing its name or logo to web sites that provide stock price ticker displays on the site;

     - any activity conducted by CBS and/or its affiliates prior to CBS's signing the amended and restated license agreement;

     - any activities of non-CBS owned television and radio station affiliates;

     - any Internet services in which CBS has an interest prior to signing the amended and restated license agreement;

     - any activity of Westwood One, Inc. if this activity does not produce a substantial portion of its revenues from a business site; or

     - any transmissions of any signal of any type by and if through CBS's cable television operations.

     As a result, if CBS were to license its name and logo to another web site or Internet service that delivers general news, sports or entertainment and that also delivers financial news, that other web site or service could be competitive with our web site.

     Also, CBS is not prohibited from licensing its news content to, or investing in, another web site or Internet service, regardless of the theme of that web site or Internet service. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Our agreements with CBS and DBC do not completely prevent them from engaging in business activities that are competitive with ours."

AMENDED AND RESTATED SERVICES AGREEMENT

     DBC and MarketWatch.com entered into an amended and restated services agreement that supersedes and replaces the original services agreement.

     Reasons for Amending the Services Agreement. MarketWatch.com, CBS and DBC agreed to amend the terms of the original services agreement to extend the term, provide for agreed-upon network performance standards, grant non-exclusive licenses to use DBC's trademark and data feeds and to document other changes in our relationship with DBC which were not previously memorialized so that MarketWatch.com could operate the web site when it became an independent entity. There were no material changes to the economic terms of the original services agreement.

     Services Provided. Under the amended and restated services agreement, DBC will, upon request:

     - provide us with any employees needed to operate our business;

     - handle billing and collections for our subscription products;

     - provide computer programming and engineering services;

     - provide delayed commodities and stock data feeds as well as certain other data feeds free of charge; and

     - provide communications web site hosting services pursuant to certain performance standards.

     These services will be provided at DBC's out-of-pocket cost. DBC will also continue to pay MarketWatch.com the subscriber payments described above, except with respect to some of DBC's commercial subscribers. The term of the amended and restated services agreement will expire on October 29, 2005. However, DBC's obligation to pay the subscriber payments will expire in October 2002.

     Currently, DBC does not provide similar services to any other third party.

     Non-Competition Provisions. The amended and restated services agreement does not contain any exclusivity provisions or non-competition provisions. For example, DBC could:

     - provide web sites hosting services to other web sites;

     - provide content or data to other web sites including MarketWatch RT and MarketWatch Live; or

     - sell its services through other web sites.

CREDIT AGREEMENT

     MarketWatch.com and DBC entered into a revolving credit agreement in order to evidence DBC's loan obligation under the limited liability company agreement. Under the revolving credit agreement, DBC is obligated to loan MarketWatch.com up to $5.0 million through October 2000. Borrowings under the revolving credit agreement will be unsecured and bear interest at a rate equal to The Chase Manhattan National Bank's prime rate plus two percent per annum and mature on October 29, 2000. MarketWatch.com's previous borrowings from DBC were included as indebtedness outstanding under the revolving credit agreement. MarketWatch.com repaid all of the outstanding $3.9 million indebtedness to DBC under this agreement with proceeds from its initial public offering. As of March 31, 1999, MarketWatch.com had no outstanding indebtedness to DBC.

STOCKHOLDERS' AGREEMENT

     DBC, CBS and MarketWatch.com entered into a stockholders' agreement.

     CBS Advertising Commitment. The parties agreed to reduce the advertising commitment of CBS provided for in the Contribution Agreement to an aggregate rate card amount of $30.0 million during the period from October 29, 1997 through October 29, 2002 in return for a reduction in the percentage royalty to be paid to CBS under the License Agreement. As of March 31, 1999, CBS had delivered $10.3 million rate card amount of advertising and promotion to us. This Advertising Commitment is subject to termination upon termination of the amended and restated license agreement, in which event, CBS shall make a termination payment in the amount of $500,000 per month for each full calendar month remaining from the termination through October 2002.

     Board Members. The stockholders' agreement provided that each of CBS and DBC were entitled to nominate up to three members to our board of directors, so long as it held at 30%, two, so long as it held at least 20% but less than 30%, or one, so long as it held at least 1%, of our outstanding voting securities. Because the size of the board of directors has increased, CBS and DBC each have the right to nominate a number of candidates to the board of directors based upon the percentage of our outstanding voting securities then held by them. So long as the amended and restated license agreement is in effect, CBS shall have the right to appoint at least one member to our board of directors, regardless of its percentage ownership of our common stock.

     Right of First Refusal. Under the stockholders' agreement, each of CBS and DBC has a right of first refusal in the event that either party desires to sell any securities of MarketWatch.com held by it to a third party. In addition, each of CBS and DBC will have the right to purchase from us additional shares of our common stock, other of our voting securities or securities convertible into or exchangeable for these securities, if we propose to issue additional securities. In this case, they would be able to purchase an amount, subject to limitations, necessary to maintain its then current percentage ownership, not to exceed its percentage ownership interest immediately after the closing of our initial public offering, which was 38.3%. See "Description of Capital Stock -- Rights of First Refusal."

     Non Competition Provisions for DBC. DBC has agreed that until October 29, 2005 and subject to certain exceptions:

     - it will not, nor will it authorize or permit another to, sell advertising on any other web site that has as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock quotations and financial news in the English language to consumers; or

     - it will not use the Internet to sell real-time stock-quotes in "snapshot" form.

     Therefore, DBC would be permitted to:

     - sell advertising on a general news, sports or entertainment web site with a financial news segment;

     - provide data or content to any other web site, regardless of its theme so long as it was not selling data and content that was real-time snap-quotes;

     - host any other web site; or

     - invest in any other web site so long as it held less than 5% of any stock or less than 10% of the indebtedness of that company.

     If DBC did any of these, our business could be adversely affected. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Our agreements with CBS and DBC do not completely prevent them from engaging in business activities that are competitive with ours."

     Our Non Competition Obligations. In addition, we have agreed not, except through DBC, to sell any product or service that offers streaming real-time stock price quotes. This obligation expires on October 29, 2005 or, at such earlier time:

     - as the Amended and Restated Services Agreement has terminated;

     - upon the occurrence of a change of control of DBC, as defined in the Stockholders' Agreement; or

     - when DBC shall hold less than 10% of our then-outstanding voting securities.

REGISTRATION RIGHTS AGREEMENT

     CBS and DBC have registration rights with respect to their shares of common stock as described below under "Description of Capital Stock -- Registration Rights."

OTHER RELATIONSHIPS WITH DBC

     Under an August 1998 Insertion Order Form, DBC agreed to purchase approximately $225,000 of advertising from us in 1998 and approximately $500,000 of advertising from us in each of 1999 and 2000. DBC purchased $233,000 of advertising in 1998 and $125,000 of advertising for the three months ended March 31, 1999. This commitment may be terminated by DBC on 30 days' notice.

EMPLOYMENT RELATED AGREEMENTS

     In October 1997, we granted Larry Kramer, our President and Chief Executive Officer, an option to purchase 200,000 shares of common stock at an exercise price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of its date of grant. We also entered into an employment agreement with Mr. Kramer effective July 1, 1998. Mr. Kramer's employment agreement provides for a base salary of $225,000 from July 1, 1999 to June 30, 2000 and $240,000 from July 1, 2000 to June 30, 2001. Mr.
Kramer is also eligible to receive an annual bonus of up to 50% of his annual base salary. The employment agreement has a term of three years.

     In July 1998, we granted Peter Bardwick, our Chief Financial Officer, an option to purchase 100,000 shares of common stock at an exercise price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of Mr. Bardwick's employment start date. We also entered into an employment agreement with Mr. Bardwick effective July 1, 1998. Mr. Bardwick's employment agreement provides for a base salary of $210,000 from July 1, 1999 to June 30, 2000 and $225,000 from July 1, 2000 to June 30, 2001. Mr.
Bardwick is also eligible to receive an annual bonus of up to 50% of his annual base salary. The employment agreement has a term of three years.

     If Mr. Kramer or Mr. Bardwick's employment is terminated or if he resigns because of a constructive termination, he will be entitled to receive:

     - an amount equal to his then current base salary, payable in twelve monthly installments; and

     - his stock options will vest as to an additional one-third of the shares subject to the option.

     A constructive termination means:

     - a material change of position causing it to be of materially less stature or responsibility;

     - a salary reduction of more than 10%; or

     - relocating his place of employment outside the San Francisco Bay Area.

     If his employment is terminated without cause or if he resigns because of a constructive termination within six months of a change of control, he will be entitled to receive:

     - a lump sum payment in the amount of his current base salary plus his target bonus for the current year; and

     - his options will vest as to an additional one-third of the shares subject to the option.

     A change of control means:

     - the sale of substantially all of our assets to an entity other than CBS or DBC; or

     - any transaction or series of transactions that results in any person other than CBS, DBC or other affiliated entities with us, owning more than 50% of our voting power.

     This lump sum would equal $337,500 based on Mr. Kramer's current base salary and $315,000 based on Mr. Bardwick's current base salary.

     Ms. Chaboudy's employment offer letter of April 23, 1998 provided for an initial annual base salary of $100,000. She currently receives an annual base salary of $120,000. Ms. Chaboudy was also granted an option to purchase 50,000 shares of common stock at an exercise price of $11.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of Ms. Chaboudy's employment start date.

     Mr. McLernon's employment offer letter dated December 30, 1997 provided for an initial base salary of $95,000. In addition, Mr. McLernon is entitled to receive a commission in 1999 in the amount of 3% of our advertising and sponsorship sales and we have agreed to reimburse Mr. McLernon's expenses, up to $15,000 per year, for working in San Francisco, California. He currently receives an annual base salary of $95,000. We agreed to renegotiate his compensation terms at the end of 1999 based on market conditions and our operating projections. Mr. McLernon was also granted an option to purchase 75,000 shares of common stock at a purchase price of $8.00. This option vests as to one-third of the shares subject to the option on each anniversary of Mr. McLernon's employment start date.

     Mr. Calandra, our Vice President of News, receives an annual base salary of $135,000 and in October 1997, received a grant of an option to purchase 75,000 shares of common stock at a purchase price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of its date of grant.

     Mr. Bishop, our Vice President of Business Development, receives an annual base salary of $135,000, and in October 1997, received a grant of an option to purchase 75,000 shares of common stock at a purchase price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of its date of grant.

     In connection with our acquisition of BigCharts, Philip D. Hotchkiss and James J. Thingelstad have each entered into an employment agreement. Under Mr. Hotchkiss' employment agreement, he will serve as the President and Chief Executive Officer of BigCharts and as a director of MarketWatch.com. He will receive a base salary of $200,000 per year, with an increase of five percent in each successive year, and an annual bonus of up to 50% of his base salary, half of which bonus will be determined at the discretion of the Board of Directors of MarketWatch.com and half of which will be based on financial objectives determined by the Board of Directors of MarketWatch.com. Under Mr. Thingelstad's employment agreement, he will serve as Chief Technology Officer of MarketWatch.com. He will receive a base salary of $135,000 per year with an increase of five percent in each successive year, and an annual bonus of up to 40% of his base salary, half of which bonus will be determined at the discretion of the Board of Directors of MarketWatch.com and half of which will be based on financial objectives determined by the Board of Directors of MarketWatch.com. The effective date of each of the employment agreements is June 9, 1999. The term of each of these agreements is five years, and this period will be extended automatically as of the third anniversary for a period of one year, unless either party gives notice of an intent not to renew the agreement.

     If Mr. Hotchkiss or Mr. Thingelstad is terminated without cause, as defined in his employment agreement, or if he voluntarily terminates his employment for good reason, as defined in his employment agreement, MarketWatch.com will pay him any accrued salary and bonus plus six months additional salary and accelerate the vesting of his MarketWatch.com options. If either is terminated for other cause, as defined in his employment agreement, his MarketWatch.com options shall fully vest, but he shall not be entitled to other termination benefits. If either is terminated for cause, MarketWatch.com shall be obligated only to pay accrued salary and bonus, but no other termination benefits. Within six months of a change in control, as defined in his employment agreement, if either terminates his employment for good reason or is terminated other than for other cause or cause, MarketWatch.com shall pay a lump sum equal to one year's salary and bonus and accelerate the vesting of his MarketWatch.com options.

OFFICE LEASE

     Since April 1, 1998, we have occupied space in a CBS facility to house its headquarters in San Francisco, California. We paid CBS a monthly rent of approximately $6,000 for this space prior to September 1, 1998 for approximately 4,500 square feet. On August 27, 1998, we entered into a lease with CBS with respect to an additional 7,000 square feet of space at the same facility and this lease will expire in March 2003. We are obligated to pay monthly rent of approximately $26,000 in the aggregate through the expiration date. We are also obligated to pay its proportionate share of all electricity, heating, ventilation and air conditioning costs for the leased premises. We paid an aggregate of $137,000 in rent for the period from April 1, 1998 to December 31, 1998 and $81,000 in rent for the three months ended March 31, 1999.

     We believe that the terms of each of the transactions described above, taken as a whole, were no less favorable than we could have obtained from unaffiliated third parties. All future transactions with our officers, directors and principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors.

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

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 20, 1999 by:

     - each person who we know owns beneficially more than 5% of our common stock,

     - each of our directors, including our Chief Executive Officer,

     - our three most highly compensated executive officers, other than our Chief Executive Officer, who were serving as executive officers at the end of 1998, and

     - all of our executive officers and directors as a group.

     Percentage ownership is based on 13,753,054 shares outstanding as of June 30, 1999. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                  NUMBER OF         PERCENTAGE OF COMMON STOCK
                                                    SHARES              BENEFICIALLY OWNED
                                                 BENEFICIALLY    ---------------------------------
           NAME OF BENEFICIAL OWNER                 OWNED        BEFORE OFFERING    AFTER OFFERING
           ------------------------              ------------    ---------------    --------------
CBS Broadcasting Inc...........................   4,500,000           32.7%              32.7%
  51 West 52nd Street
  New York, New York 10019
Data Broadcasting Corporation..................   4,500,000           32.7               32.7
  3955 Point Eden Way
  Hayward, California 94545
Larry S. Kramer(1).............................      66,666              *                  *
Philip D. Hotchkiss(2).........................     463,949            3.4                  *
James A. DePalma...............................          --              *                  *
Andrew Heyward.................................          --              *                  *
Allan R. Tessler...............................          --              *                  *
Mark F. Imperiale..............................          --              *                  *
Michael H. Jordan..............................          --              *                  *
Alan J. Hirschfield............................          --              *                  *
Robert H. Lessin...............................          --              *                  *
Daniel Mason...................................          --              *                  *
J. Peter Bardwick(3)...........................      33,333              *                  *
Thom Calandra(4)...............................      25,000              *                  *
Scot McLernon(5)...............................      25,000              *                  *
All 16 executive officers and directors as a
  group(6).....................................     770,500            5.6                2.2

-------------------------
 *  Represents beneficial ownership of less than 1%.

(1) Represents 66,666 shares issuable upon exercise of options exercisable within 60 days of June 30, 1999.

(2) Includes 2,848 shares issuance upon exercise of options exercisable within 60 days of June 30, 1999.

(3) Represents 33,333 shares issuable upon exercise of options exercisable within 60 days of June 30, 1999.

(4) Represents 25,000 shares issuable upon exercise of options exercisable within 60 days of June 30, 1999.

(5) Represents 25,000 shares issuable upon exercise of options exercisable within 60 days of June 30, 1999.

(6) Includes 309,399 shares issuable upon exercise of options exercisable within 60 days of June 30, 1999.

                              SELLING STOCKHOLDERS

     Each of the stockholders named below was formerly a stockholder of BigCharts who acquired shares of our common stock in the transaction under which we acquired all of the issued and outstanding share capital stock of BigCharts. No BigCharts stockholder has had any position, office or other material relationship with us, other than in connection with the acquisition of BigCharts, within the past three years. Philip D. Hotchkiss, the President and Chief Executive Officer of BigCharts, is currently one of our directors. Jamie
J. Thingelstad, formerly the Chief Technology Officer of BigCharts, is our Chief Technology Officer.

     The following table assumes that each BigCharts stockholder sells all of the shares held by this stockholder in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, certain of the BigCharts stockholders are trusts which may, in the future, distribute their shares of their trust beneficiaries, which distributees may likewise distribute the shares to their trust beneficiaries. Those shares may later be sold by those trust beneficiaries, or any of their distributees. The BigCharts stockholders have advised us that each of them is the beneficial owner of their shares being offered. Percentage ownership is based on 13,753,054 shares outstanding as of June 30, 1999.

                                                    NUMBER OF SHARES       NUMBER OF SHARES
                                                   BENEFICIALLY OWNED     BENEFICIALLY OWNED
                                                    BEFORE OFFERING         AFTER OFFERING
                                                 ----------------------   -------------------
           NAME OF BENEFICIAL OWNER               NUMBER     PERCENTAGE   NUMBER   PERCENTAGE
           ------------------------              ---------   ----------   ------   ----------
Alexander III, John J. ........................      5,696         *%      --          *%
Alexander Jr., John J. ........................      5,696         *       --          *
Apfel, Gary....................................      4,521         *       --          *
Apfel, Ronny...................................     73,466         *       --          *
Barnes, Robert.................................      3,677         *       --          *
Benson, Janet C. and Claude W. JTWROS..........      9,494         *       --          *
Berman, Bradley................................      5,696         *       --          *
Beverly M. Williams Trust U/A dtd. 9/22/92.....      9,494         *       --          *
Bluhm, Nick....................................     18,495         *       --          *
Brenna, Mark L., ROTH IRA, Dain Rauscher
  Custodian....................................      2,848         *       --          *
Brimmer, Kenneth W. and Jaye M. Snyder,
  JTWROS.......................................      5,696         *       --          *
Budd, Jeffrey R. ..............................     18,989         *       --          *
Carroll, Peter A. .............................      1,898         *       --          *
Chester, Sheldon...............................      1,898         *       --          *
Chester, Sheldon Dain Rauscher Custodian SEP
  IRA..........................................      5,696         *       --          *
Chicos, Thomas Mark and Rafaella Mae JTWROS....      2,373         *       --          *
Dolan, Michael J., Individual Retirement
  Account, Dain Rauscher Custodian.............      5,696         *       --          *
Eibensteiner, Ronald...........................     14,242         *       --          *
Eizkovitz, Jack................................      9,042         *       --          *
Ford, Virgina L. ..............................      3,797         *       --          *
Galle, W. Christopher..........................      2,848         *       --          *
Gary L. Young Living Trust dated July 14, 1995,
  Trustees Gary L. Young / Sibyl J. Young......     18,989         *       --          *

                                                    NUMBER OF SHARES       NUMBER OF SHARES
                                                   BENEFICIALLY OWNED     BENEFICIALLY OWNED
                                                    BEFORE OFFERING         AFTER OFFERING
                                                 ----------------------   -------------------
           NAME OF BENEFICIAL OWNER               NUMBER     PERCENTAGE   NUMBER   PERCENTAGE
           ------------------------              ---------   ----------   ------   ----------
Gile Corporation...............................      5,696         *%      --          *%
Gile, Elizabeth S. ............................      2,848         *       --          *
Gorzkowski, Maciej.............................        379         *       --          *
Greenbaum, Sholem..............................     14,690         *       --          *
Halikias, Thomas...............................     36,170         *       --          *
Heller, Robert W. .............................     82,140         *       --          *
Hotchkiss, Philip D. and Nancy A. Hotchkiss
  JTWROS.......................................      2,848         *       --          *
Hotchkiss, Philip D. and Sherry Lau JTWROS.....      5,156         *       --          *
Huffer, Michael John and Maureen Delia JTWROS..      5,696         *       --          *
Hutchins, Robert W. ...........................      5,696         *       --          *
Johnson, Scott Mitchell........................      2,848         *       --          *
Kappes, Jon....................................      1,405         *       --          *
Karkela, Larry W. .............................     10,444         *       --          *
Koentopf, David D. ............................     62,201         *       --          *
Lanier, Monroe B. III..........................      2,848         *       --          *
Lindquist & Vennum P.L.L.P.....................      3,797         *       --          *
Malmberg, David C. ............................     75,684         *       --          *
Maxwell Sr., Charles J. .......................     18,989         *       --          *
Maxwell, John M. and Christine L., JTWROS......     18,989         *       --          *
McGuire, Thomas R. ............................      7,595         *       --          *
McLean, Robert W. .............................     28,484         *       --          *
Melton, Donald R. .............................      5,696         *       --          *
Miller, Geraldine and Linda Kay Collins
  JTWROS.......................................      9,494         *       --          *
Mills, Wayne W. ...............................     14,242         *       --          *
Mosher, Kent D. ...............................      2,848         *       --          *
Norwest Bank Minnesota, N.A. as Trustee of the
  David C. Malmberg GRAT u/a dtd 4/26/99.......      8,355         *       --          *
Orlinsky, Mindy and Henry......................     18,085         *       --          *
Ornstein, Michell R. ..........................      5,696         *       --          *
Pedhazur, Hadar................................     55,382         *       --          *
Perlman, Dean B. ..............................      2,848         *       --          *
Philip D. Hotchkiss and Nancy A. Hotchkiss, or
  his/her successors, as Trustees of the
  Amendment and Restatement of Nancy A.
  Hotchkiss Revocable Trust U/A dated January
  20, 1992.....................................      9,019         *       --          *
Philip D. Hotchkiss, TR UA July 2, 1998........    453,097       3.3       --          *
Ratcliff, David E. ............................      2,848         *       --          *
Rikkers, James.................................      4,747         *       --          *
Ryan Helgeson and Angela Speed JTWROS..........         37         *       --          *
Santrizos, Nicholas P. ........................     18,989         *       --          *
Schmidt, Wayne J. .............................      3,797         *       --          *
Schrader, Fredric H. Living Trust dtd 3/11/98,
  Fred Schrader Ttee...........................     11,393         *       --          *
Schrader, Kevin David..........................      1,898         *       --          *
Segal, Norma C. ...............................      1,424         *       --          *

                                                    NUMBER OF SHARES       NUMBER OF SHARES
                                                   BENEFICIALLY OWNED     BENEFICIALLY OWNED
                                                    BEFORE OFFERING         AFTER OFFERING
                                                 ----------------------   -------------------
           NAME OF BENEFICIAL OWNER               NUMBER     PERCENTAGE   NUMBER   PERCENTAGE
           ------------------------              ---------   ----------   ------   ----------
Segal, Robert G. ..............................      1,424         *%      --          *%
Segal, Spenser.................................      6,076         *       --          *
Siemon, Marvin and Irma........................     37,978         *       --          *
Sohili, Hushmand...............................      3,677         *       --          *
Stevensen, Gary F. ............................      5,696         *       --          *
Sutherlund, Steve C. and Beth N. ..............      1,898         *       --          *
Thalheim, Neil.................................      7,354         *       --          *
Thompson, John W.; Thompson Equipment &
  Packaging; Pension Trust.....................     18,989         *       --          *
U.S. Bank First Natl. Assoc. TTEE Cutler
  31177682 Dorsey & Whitney Master Trust.......      5,696         *       --          *
Vincent Irwin Barton Trust dated 5/31/94.......      4,747         *       --          *
Wagner, Gary N. ...............................        189         *       --          *
Wierstad, Roy M. and Jacqueline S. JTWROS......      2,848         *       --          *
William F. Perron Credit Trust.................     18,989         *       --          *
Wong, Johnny Joseph............................      2,848         *       --          *
Wong, Teddy and Laura JTWROS...................      8,545         *       --          *
Wyncrest Capital Inc...........................    200,338       1.5       --          *
York, Richard J. ..............................      5,696         *       --          *
Zucco, William C. .............................      1,405         *       --          *
                                                 ---------      ----        --         --
Total..........................................  1,589,138      11.6%      --          *
                                                 =========      ====        ==         ==

* Represents beneficial ownership of less than 1%.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of June 30, 1999, there were outstanding 13,753,054 shares of common stock, each with a par value of $0.01, and outstanding options to purchase 1,787,524 shares of common stock.

     Our amended and restated certificate of incorporation and bylaws, the stockholders' agreement and the registration rights agreement described below are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders will be distributed ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The board is authorized, subject to any limitations prescribed by Delaware law, to issue preferred stock in one or more series. The board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

     The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of MarketWatch.com. We have no current plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with CBS and DBC in January 1999, described more fully in "Certain Transactions." At any time after July 13, 1999, either of these companies may demand that we file a registration statement under the Securities Act covering all or a portion of the securities of MarketWatch.com held by either of them, their affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. CBS and DBC can each effect two such demand registrations.

     When we are eligible to utilize a registration statement on Form S-3 to register an offering of our securities, CBS and DBC may request that we file a registration statement on Form S-3, covering all or a portion of securities of MarketWatch.com held by either of CBS, DBC, their affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million. CBS and DBC each can request one Form S-3 registration per year.

     These registration rights will be subject to our right to delay the filing of a registration statement in certain circumstances, not more than once in any 12-month period, for not more than 120 days.

     In addition, CBS and DBC will have certain "piggyback" registration rights. If we propose to register any common stock under the Securities Act, other than in connection with the registration rights noted above, CBS and DBC may require us to include all or a portion of their securities in such registration. However, the managing underwriter, if any, of any such offering has certain rights to limit the number of registrable securities proposed to be included in such registration.

     We would bear all registration expenses incurred in connection with these registrations. Each of CBS and DBC would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

     The registration rights of CBS or DBC under the registration rights agreement will terminate when that company may sell all its shares in a three-month period under Rule 144 promulgated under the Securities Act.

DBC CHANGE OF CONTROL

     Under the terms of the Stockholders' Agreement, described more fully in "Certain Transactions," upon the occurrence of a change of control of DBC, CBS may, in its sole discretion within 45 days after receipt of written notice of the occurrence of this change of control, either:

     - purchase all of the MarketWatch.com securities held by DBC at the fair market value of the securities as of the date of the change of control of DBC; or

     - require DBC, within 60 days, to place its securities in a trust managed by an independent trustee reasonably satisfactory to CBS, which would then dispose of the securities to persons who are not competitors of CBS with a view to maximizing the sale price while disposing of such share as promptly as reasonably practicable.

     In either event, DBC would forfeit its board representation. This trustee may not vote any of the securities held by it without the prior written consent of CBS. Any sales by this trustee could have an adverse effect on the market price of the common stock. We cannot assure you that after a change of control of DBC, CBS would elect either such option, if any.

     Under the stockholders' agreement, change of control of DBC is defined as the direct or indirect acquisition by a competitor of CBS of:

     - more than 30% of the outstanding common stock or securities representing 30% of the voting power of DBC, or

     - substantially all of DBC's assets,

     in each case at a time when DBC or its affiliates own a number of shares of common stock equal to or greater than 10% of the common stock outstanding immediately after this offering.

     Although DBC has advised us that it has no present plans or intentions to effect a change of control, DBC operates in a rapidly evolving industry and there can be no assurance that it will not effect a change in control in the future.

RIGHTS OF FIRST REFUSAL

     If either CBS or DBC desires to sell any shares held by it to a non-affiliated third party, the other party will have a right of first refusal under the stockholders' agreement to purchase those shares from the other, on the same terms as the party proposes to sell the shares to the third party. In the event that the other party does not exercise this right of first refusal, the party who originally proposed to transfer the shares will have 120 days or, in the case of a sale pursuant to Rule 144 promulgated under the Securities Act, six weeks to complete the transfer, otherwise the rights of first refusal will be reinstated.

     The stockholders' agreement also provides that in the event that we propose to issue voting securities or securities convertible into or exchangeable for common stock or other voting securities in the future, CBS and DBC will have the right to purchase a number of securities from us on the same terms in an amount necessary to maintain its percentage ownership of voting securities, not to exceed a percentage equal to the percentage of the outstanding voting securities held by such company upon the consummation of our initial public offering in January 1999. If we receive non-cash consideration for an issuance, the purchase price for CBS and DBC will be a per share price equal to the fair market value of the non-cash consideration.

     This purchase right will not apply to issuances by MarketWatch.com of up to:

     - 1,500,000 shares in connection with incentive plans or employee stock options; or

     - 500,000 shares issuable for general corporate purposes.

     If in the opinion of the underwriters of the first public offering following our initial public offering, the public trading market for our common stock would be significantly adversely affected by the exercise of this purchase right, CBS and DBC have the right to exercise the purchase right in connection with that offering only to the extent required to maintain ownership of up to 25% of the outstanding voting securities. The underwriters of that offering could allow a higher percentage, if in their opinion that higher percentage would not, significantly adversely affect such offering. Each of CBS and DBC would then have the right in connection with the next issuance to exercise the purchase right to purchase a number of additional securities in an amount necessary to maintain its percentage ownership of the voting securities of it held immediately prior to that public offering, not to exceed a percentage of the outstanding voting securities of MarketWatch.com equal to the initial percentage held by each upon the consummation of our initial public offering in January 1999.

     In addition, as a result of the purchase right and right of first refusal, both CBS and DBC will have the ability to maintain collectively, ownership in excess of 50% of our outstanding common stock; however, neither CBS nor DBC are obligated to vote their shares in any manner, other than to vote for each other's nominees to the board of directors or otherwise act collectively. These rights could have the effect of delaying, deferring or preventing a change in control of MarketWatch.com or to discourage bids for our common stock at a premium over its market price.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, from engaging, under certain circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the date that stockholder became an interested stockholder unless:

     - The transaction in which such stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced -- excluding those shares owned by persons who are directors and also officers; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Neither CBS nor DBC are subject to the restrictions imposed by this statute. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to MarketWatch.com and, accordingly, may discourage attempts to acquire us.

     Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting may only be taken if it is properly brought before such meeting. Our amended and restated certificate of Incorporation and our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board, the chief executive officer, the board or by any stockholder holding at least 25% of the outstanding common stock. These provisions may have the effect of delaying or preventing a change-in-control.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that provide indemnification protection in the event the amended and restated certificate of incorporation is subsequently amended.

     Our amended and restated certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in the management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94109, and its telephone number at this location is
(415) 743-1444.

LISTING

     Our common stock is listed on the Nasdaq National Market under the trading symbol "MKTW."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time.

     As of June 30, 1999, we had outstanding an aggregate of 13,753,054 shares of our common stock, assuming no exercise of outstanding options. Of these shares, 3,163,916 shares, plus 158,867 of the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. As a result of the contractual restrictions described below, additional shares offered by this prospectus will be eligible for sale as follows:

                                                     APPROXIMATE NUMBER OF
                       DATE                         SHARES THAT MAY BE SOLD
                       ----                         -----------------------
January 5, 2000...................................          202,340
April 4, 2000.....................................          202,340
June 9, 2000......................................          480,637
June 9, 2001......................................          278,241
June 9, 2002......................................          266,713

     The remaining 9,000,000 shares of common stock held by other stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

Lock-Up Provisions

     In connection with our acquisition of BigCharts in June 1999, the shares of MarketWatch.com received by the former stockholders of BigCharts are subject to lock-up provisions under which these stockholders may not sell, dispose, pledge, assign or otherwise transfer the shares received. As of June 30, 1999, all BigCharts stockholders are locked up as to 90% of their shares. These lock-up provisions lapse as follows:

     - for certain principal stockholders of BigCharts, as to one-third of their remaining shares on each of June 9, 2000, 2001 and 2002;

     - for other stockholders who are employees of BigCharts, as to one-half of their remaining shares on each of June 9, 2000 and 2001; and

     - for other stockholders who are not employees of BigCharts, as to one-third of their remaining shares on January 5, 2000, April 4, 2000 and June 9, 2000.

Rule 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 137,530 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

     CBS and DBC, who hold an aggregate of 9,000,000 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." After such a registration, these shares becoming freely tradable without restriction under the Securities Act. Neither CBS nor DBC will have any obligation or other restrictions on resale with respect to any of our securities, other than the right of first refusal described more fully in "Description of Capital Stock -- Registration Rights," and applicable securities laws. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Stock Options

     We have filed a registration statement on Form S-8 covering 1,498,584 shares of common stock reserved for issuance under our 1998 Equity Incentive Plan and 1998 Directors Stock Option Plan and the shares reserved for issuance upon exercise of outstanding non-plan options. We intend to file a registration statement on Form S-8 with respect to the 585,824 shares of common stock subject to stock options assumed in connection with the acquisition of BigCharts. As of June 30, 1999, options to purchase a total of 1,787,524 shares of common stock were issued and outstanding and 298,300 shares were reserved for future issuance under our stock plans. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for immediate sale in the open market, unless these shares are subject to vesting restrictions.

                              PLAN OF DISTRIBUTION

     In connection with the acquisition of all of the issued and outstanding share capital of BigCharts, each of the BigCharts stockholders entered in to a registration rights agreement with us. The registration statement of which this prospectus forms a part has been filed under the terms of that agreement. To our knowledge, no BigCharts stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered, nor do we know the identity of the brokers or market makers that will participate in the offering.

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the BigCharts stockholders or by pledgees, donees, transferees and other successors in interest. The BigCharts stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     Of the 1,589,138 shares of common stock covered by this prospectus, 158,867 shares will be available for immediate sale in the public market as of the date of this prospectus. With regard to the remaining 1,430,271 shares, the BigCharts stockholders have agreed that they will not sell or otherwise transfer the economic ownership of the shares before specified dates. As a result of these contractual restrictions, an additional 202,340 shares will be eligible for sale on January 5, 2000, 202,340 shares will be eligible for sale on April 4, 2000, 480,637 shares will be eligible for sale on June 9, 2000, 278,241 shares will be eligible for sale on June 9, 2001 and 266,713 shares will be eligible for sale on June 9, 2002.

     These sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

     - a block trade in which the broker-dealer engaged by the BigCharts stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by the broker-dealer as principal and resale by the broker or dealer for this account pursuant to this prospectus; and

     - ordinary brokerage, transactions and transactions in which the broker solicits purchasers.

     We have been advised by the BigCharts stockholders that they have not, as of the date of this prospectus, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the BigCharts stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the BigCharts stockholders in amounts to be negotiated immediately prior to the sale. In addition, certain of the BigCharts stockholders are trusts which may, in the future, distribute their shares to their trust beneficiaries. Those shares may later be sold by those trust beneficiaries, or any of their respective distributees.

     In connection with distributions of the shares or otherwise, the BigCharts stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares registered under this registration statement in the course of hedging the positions they assume with selling stockholders. The BigCharts stockholders may also sell shares short and redeliver the shares to close out their short positions. The BigCharts stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered under this registration statement, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. A BigCharts stockholder may also loan or pledge the shares registered under this registration statement to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default, the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from BigCharts stockholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The BigCharts stockholders have agreed in the registration rights agreement not to sell any of the shares of common stock pursuant to this prospectus in an underwritten offering without providing us with prior written notice. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145 rather than pursuant to this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the BigCharts stockholders. The BigCharts stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Under the terms registration rights agreement, MarketWatch.com and the BigCharts stockholders have agreed to indemnify each other and other persons against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have advised the BigCharts stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the BigCharts stockholders and their affiliates. The BigCharts stockholders have advised us that during the time as they may be engaged in the attempt to sell shares registered under this registration statement, they will:

     - not engage in any stabilization activity in connection with any of our securities;

     - not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

     - not effect any sale of distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

     - effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

     We have the ability to suspend the use of this prospectus, if, in the good faith judgment of our board of directors, it would be seriously detrimental to MarketWatch.com and our stockholders for resales of shares to be made due to:

     - the existence of a material development or potential material development with respect to or involving us which we would be obligated to disclose in the prospectus, which disclosure would in the good faith judgment of our board of directors be premature or otherwise inadvisable at that time and would have a material adverse affect upon us and our stockholders, or

     - the occurrence of any event that makes any statement made in the prospectus or any document incorporated or deemed to be incorporated by reference to the prospectus untrue in any material respect or which requires the making of any changes n the prospectus so that it will not contain any untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading or omit to state any material fact required to be stated in the prospectus or necessary to make the statements in the prospectus, in the light of the circumstances under which they were made, not misleading.

     This offering will terminate as to each BigCharts stockholder on the earlier of:

     - June 9, 2001, or

     - the date on which all shares offered have been sold by the BigCharts stockholders.

     The BigCharts stockholders may elect not to sell any or all of the sharer of common stock offered.

     Upon the occurrence of any of the following events, this prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made:

     - to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, the price would be set forth in the prospectus;

     - if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, these arrangements would be described in the prospectus;

     - if a BigCharts stockholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer will be identified in the prospectus; and

     - if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements of MarketWatch.com, Inc. as of December 31, 1997 and 1998 and for the period from inception (October 29, 1997) through December 31, 1997 and for the year ended December 31, 1998 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The financial statements of the DBC Online/News Business for the period from January 1, 1997 through October 28, 1997 and for the year ended December 31, 1996 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The financial statements of BigCharts Inc. as of December 31, 1997 and 1998 and for the years ended December 31, 1997 and 1998 included in this prospectus have been so included in reliance upon the report of KPMG LLP, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedule. For further information with respect to MarketWatch.com and the common stock offered by this prospectus, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding companies that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                             MARKETWATCH.COM, INC.

                                                              PAGE
                                                              ----
Condensed Balance Sheets, Three Months Ended March 31, 1999
  (unaudited)...............................................   F-2
Statements of Operations, Three Months Ended March 31, 1999
  (unaudited)...............................................   F-3
Statements of Cash Flows, Three Months Ended March 31, 1999
  (unaudited)...............................................   F-4
Notes to Financial Statements, Three Months Ended March 31,
  1999 (unaudited)..........................................   F-5
Report of Independent Accountants...........................   F-9
Balance Sheets, Year Ended December 31, 1998................  F-11
Statements of Operations, Year Ended December 31, 1998......  F-12
Statements of Stockholders' Equity (Deficit), Year Ended
  December 31, 1998.........................................  F-13
Statements of Cash Flows, Year Ended December 31, 1998......  F-14
Notes to Financial Statements, Year Ended December 31,
  1998......................................................  F-15

                                 BIGCHARTS INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-28
Balance Sheets..............................................  F-29
Statements of Operations....................................  F-30
Statements of Shareholder's Equity (Deficit)................  F-31
Statements of Cash Flows....................................  F-32
Notes to Financial Statements...............................  F-33

                        PRO FORMA FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
Pro Forma Financial Information.............................  F-40
Unaudited Pro Forma Combined Condensed Balance Sheet........  F-41
Unaudited Pro Forma Combined Condensed Statement of
  Operations, Year Ended December 31, 1998..................  F-42
Unaudited Pro Forma Combined Condensed Statement of
  Operations, Three Months Ended March 31, 1999.............  F-43
Notes to Unaudited Pro Forma Combined Condensed Financial
  Statements................................................  F-44

                             MARKETWATCH.COM, INC.

                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              MARCH 31,      DECEMBER 31,
                                                                 1999            1998
                                                             ------------    ------------
Current assets:
  Cash and cash equivalents................................  $ 42,323,000    $    140,000
  Accounts receivable, net.................................     1,752,000       1,586,000
  Prepaid expenses.........................................       410,000           2,000
                                                             ------------    ------------
          Total current assets.............................    44,485,000       1,728,000
Other assets...............................................        19,000          11,000
Property and equipment, net................................     1,150,000         932,000
Deferred offering costs....................................            --       1,816,000
                                                             ------------    ------------
          Total assets.....................................  $ 45,654,000    $  4,487,000
                                                             ============    ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.........................................  $  2,885,000    $  1,969,000
  Accrued expenses.........................................       849,000       1,688,000
  Deferred revenue.........................................        16,000          14,000
  Advances from DBC........................................            --       3,946,000
                                                             ------------    ------------
          Total current liabilities........................     3,750,000       7,617,000
                                                             ------------    ------------
Stockholders' equity (deficit):
  Preferred stock..........................................            --              --
  Common stock.............................................       122,000          90,000
  Additional paid-in capital...............................    81,166,000      53,366,000
  Deferred compensation....................................    (1,028,000)     (1,144,000)
  Contribution receivable..................................   (19,793,000)    (42,948,000)
  Accumulated deficit......................................   (18,563,000)    (12,494,000)
                                                             ------------    ------------
          Total stockholders' equity (deficit).............    41,904,000      (3,130,000)
                                                             ------------    ------------
          Total liabilities and stockholders' equity
             (deficit).....................................  $ 45,654,000    $  4,487,000
                                                             ============    ============

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                              --------------------------
                                                               MARCH 31,      MARCH 31,
                                                                 1999           1998
                                                              -----------    -----------
Net revenues:
  Advertising (including $125,000 and $0 from DBC for the
     three months ended March 31, 1999 and 1998,
     respectively)..........................................  $ 2,631,000    $   696,000
  News to DBC...............................................      365,000        311,000
  Subscription..............................................      151,000        169,000
                                                              -----------    -----------
          Total net revenues................................    3,147,000      1,176,000
Cost of revenues:
  Advertising and news......................................    1,061,000        186,000
  Subscription..............................................      140,000         94,000
                                                              -----------    -----------
          Total cost of revenues............................    1,201,000        280,000
                                                              -----------    -----------
Gross profit................................................    1,946,000        896,000
                                                              -----------    -----------
Operating expenses:
  Product development.......................................      627,000        236,000
  General and administrative................................    1,550,000        532,000
  Sales and marketing.......................................    6,221,000      1,877,000
                                                              -----------    -----------
          Total operating expenses..........................    8,398,000      2,645,000
                                                              -----------    -----------
Loss from operations........................................   (6,452,000)    (1,749,000)
Interest income (expense)...................................      383,000         (7,000)
                                                              -----------    -----------
Net loss....................................................  $(6,069,000)   $(1,756,000)
                                                              ===========    ===========
Basic and diluted net loss per share........................  $     (0.52)   $     (0.20)
                                                              ===========    ===========
Shares used in the calculation of basic and diluted net loss
  per share.................................................   11,635,000      9,000,000
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                              --------------------------
                                                               MARCH 31,      MARCH 31,
                                                                 1999           1998
                                                              -----------    -----------
Cash flows used in operating activities:
  Net loss..................................................  $(6,069,000)   $(1,756,000)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
       Provision for bad debt expense.......................      (32,000)        40,000
       Depreciation and amortization........................      222,000          3,000
       Noncash charges from stockholders....................    3,155,000      1,534,000
       Changes in operating assets and liabilities:
          Accounts receivable...............................     (134,000)      (445,000)
          Prepaid expenses and other current assets.........     (416,000)            --
          Accounts payable and accrued expenses.............    1,893,000       (100,000)
          Deferred revenue..................................        2,000          1,000
                                                              -----------    -----------
          Net cash used in operating activities.............   (1,379,000)      (723,000)
                                                              -----------    -----------
Cash flows used in investing activities:
  Purchase of property and equipment........................     (324,000)       (89,000)
                                                              -----------    -----------
Cash flows provided by financing activities:
  Proceeds from issuance of common stock, net...............   47,832,000             --
  Contributions from DBC....................................           --      1,000,000
  Advances from DBC (note 3)................................   (3,946,000)       120,000
                                                              -----------    -----------
          Net cash provided by financing activities.........   43,886,000      1,120,000
Net change in cash..........................................   42,183,000        308,000
                                                              -----------    -----------
Cash at beginning of period.................................      140,000             --
                                                              -----------    -----------
Cash at end of period.......................................  $42,323,000    $   308,000
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS:

BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as amended by Form 10-K/A.

THE COMPANY

     MarketWatch.com, Inc. (the "Company"), a leading web-based provider of comprehensive, real-time, business news, financial programming and analytic tools, was formed on October 29, 1997 in the state of Delaware as a limited liability company and was jointly owned by Data Broadcasting Corporation ("DBC") and CBS Broadcasting Inc. ("CBS") (collectively, the "Members"), with each member owning a 50% interest in the Company.

     In connection with the formation of the limited liability company, the Company, CBS and DBC entered into a contribution agreement on October 29, 1997 (the "Contribution Agreement"), under which DBC contributed to the Company $1.0 million in cash upon consummation of the Contribution Agreement, $1.0 million in cash on October 29, 1998 and DBC's existing "Online/News" business which primarily consisted of customer contracts and intellectual property in return for its ownership interest. CBS agreed to provide $50.0 million of rate card amount advertising and promotions over a period of five years in return for its ownership interest. Under the terms of the Stockholders' Agreement, the $50.0 million rate card amount was revised to $30.0 million upon completion of our initial public offering (see note 2).

     In addition, CBS and the Company entered into a license agreement dated October 29, 1997 (the "License Agreement") where CBS, in exchange for 30% of net advertising revenue, as defined, granted to the Company the non-exclusive right and license to use certain CBS news content and registered trademarks, including the CBS "Eye" design, for five years ending October 29, 2002, subject to termination on the occurrence of certain events. In addition to the agreements above, the Company entered into a services agreement with DBC (the "Services Agreement"). Under the terms of the Services Agreement, DBC charges the Company for certain general services, the Company receives payment from DBC for supplying news and the Company receives a fee for licensing MarketWatch RT and MarketWatch Live.

     In January 1999, the Company completed an initial public offering ("IPO") of 3,162,500 shares of common stock at $17 per share. Total proceeds to the Company were approximately $47.8 million, net of offering costs. Immediately prior to the completion of the IPO, the Company was reorganized from a limited liability corporation to a corporation. All share and per share data have been retroactively adjusted to reflect the reorganization.

                             MARKETWATCH.COM, INC.

                                  (UNAUDITED)

NOTE 2 -- AGREEMENTS WITH CBS AND DBC:

     In January 1999, the Company entered into a Stockholders' Agreement ("Stockholders' Agreement"). Under the terms of the Stockholders' Agreement, CBS reduced the advertising commitment from the Contribution Agreement to an aggregate rate card amount of $30.0 million in return for a change in the royalty rate payable under the License Agreement, extension of the License Agreement to 2005 and modification to certain non competition provisions. Additionally, both CBS and DBC will have a right of first refusal in the event either party desires to sell any securities of the Company to a third party or if the Company issues new securities.

     In January 1999, the Company and CBS entered into an Amended and Restated License Agreement (the "Amended and Restated License") which superseded and replaced the License Agreement. The Amended and Restated License became effective immediately prior to the IPO. Under the Amended and Restated License, in return for the right to use the CBS name and logo as well as the CBS Television Network news content, the Company will be obligated to pay a royalty to CBS of: (i) during 1999, (A) 8% of Gross Revenues in excess of $500,000 and up to and including $50.5 million and (B) 6% of Gross Revenues in excess of $50.5 million, and (ii) in subsequent years through the termination of the License Agreement on October 29, 2005, (A) 8% of Gross Revenues up to and including $50.0 million and (B) 6% of Gross Revenues in excess of $50.0 million. CBS will have the right to terminate the agreement in certain circumstances, including breach of a material term or condition of the agreement, insolvency, bankruptcy or other similar proceeding, discontinuance of use of the MarketWatch.com logo without providing an acceptable substitute, or acquisition or issuance of certain percentages of the Company's common stock or voting power by or to a CBS competitor. In addition, CBS will retain significant editorial control over the use and presentation of the CBS news content and the CBS logo and has the ability to prevent the Company from displaying certain types of content which are unacceptable to CBS. The Amended and Restated License will expire on October 29, 2005.

     Gross Revenues means gross operating revenues that are derived from an Internet service or web site that:

     - provides information or services of a financial nature; or

     - uses the CBS trademarks licensed to MarketWatch.com.

Gross Revenues excludes revenues from DBC, an amount equal to certain commissions paid to sales representatives and an amount equal to certain revenues attributable to an acquired company's results of operations for the 12 months prior to the acquisition.

     The terms of the Amended and Restated License will not prohibit CBS from licensing its name and logo to another web site or Internet service that does not have as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock market quotations and financial news in the English language to consumers. CBS is also not prohibited from licensing its news content to, or investing in, another web site or Internet service.

     In January 1999, the Company and DBC entered into an Amended and Restated Services Agreement (the "Amended Services Agreement") which supersedes and replaces the Services Agreement. Under the Amended Services Agreement, DBC will provide the Company with hosting services, software programming assistance, data feeds, communications lines, office space and related

                             MARKETWATCH.COM, INC.

                                  (UNAUDITED)

facilities, network operations and web site management services as well as certain administrative and engineering services if requested by the Company. The Amended Services Agreement provides for DBC to grant the Company certain nonexclusive licenses to its data and information feeds and provides for certain network web site hosting performance standards. DBC will also pay the Company a monthly per subscriber fee ranging from $2.50 to $5.00, subject to a monthly minimum of $100,000 through October 2002, for delivery of the Company's news to all DBC subscribers, as defined. The Company is also required to pay DBC 25% and 75% of subscription revenues for MarketWatch RT and MarketWatch Live, respectively. The term of the Amended Services Agreement will expire on October 29, 2005.

     In January 1999, the Company and DBC entered into a Revolving Credit Agreement (the "Credit Agreement") whereby DBC will be obligated to loan the Company up to $5.0 million through October 2000. Borrowings under the Credit Agreement will be unsecured and bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2%. All previous advances from DBC under the limited liability company agreement of the LLC between CBS and DBC (the "LLC Agreement") from DBC, were included against the borrowings under the Credit Agreement. As of March 31, 1999 the Company had no outstanding borrowings under the Agreement.

     In January 1999, the Company, CBS and DBC entered into a Registration Rights Agreement ("Registration Agreement"). CBS and DBC, and their affiliates and permitted transferees will have certain registration rights for the securities of the Company held by them under the Registration Agreement.

NOTE 3 -- RELATED PARTY TRANSACTIONS:

     An analysis of the advances from DBC to the Company are as follows:

                                            THREE MONTHS ENDED    THREE MONTHS ENDED
                                              MARCH 31, 1999        MARCH 31, 1998
                                            ------------------    ------------------
Balance as of the beginning of the
  period..................................     $ 3,946,000            $       --
Expenses paid by DBC on behalf of the
  Company.................................         903,000             1,138,000
Expenses allocated by DBC to the
  Company.................................         296,000               165,000
Royalty fees to DBC.......................          45,000                37,000
News revenue from DBC.....................        (365,000)             (311,000)
web advertising revenue from DBC..........        (140,000)                   --
Receivables collected by DBC on behalf of
  the Company.............................         (99,000)             (402,000)
Interest payable on advances from DBC.....          17,000                 7,000
Cash advances (payments) from DBC, net....      (4,603,000)                   --
Cash contributions........................              --              (634,000)
                                               -----------            ----------
Balance as of the end of the period.......     $        --            $       --
                                               ===========            ==========

     A majority of the expenditures and liabilities of the Company were incurred by DBC and directly charged to the Company. These direct charges totaled $903,000 and $1.1 million for the three month periods ended March 31, 1999 and 1998, respectively. Direct charges primarily consist of

                             MARKETWATCH.COM, INC.

                                  (UNAUDITED)

payroll and related costs, consulting, commissions and access fees for information from various exchange markets. Allocated charges totaled $296,000 and $165,000 for the three month periods ended March 31, 1999 and 1998, respectively. Under the terms of the Amended Service Agreement, DBC will provide the Company with certain general services which include cash management, accounting, network operations and hosting of the Company's web pages and data feeds. Charges for these services and equipment usage are allocated based upon DBC's estimate of costs attributable to the operations of MarketWatch.com.

     Direct charges for subscription revenues for MarketWatch Live and MarketWatch RT were $45,000 and $37,000 for the three month periods ended March 31, 1999 and 1998, respectively. News revenues are based on the number of DBC subscribers and were $365,000 and $311,000 for the three month periods ended March 31, 1999 and 1998, respectively. Included in accounts payable at March 31, 1999 is $350,000 owed to DBC outside the Credit Agreement.

     The Company has recorded advertising expenses of $3.2 million and $1.5 million at rate card value for the three months ended March 31, 1999 and 1998, respectively, for advertising and promotion provided by CBS.

NOTE 4 -- SUBSEQUENT EVENT:

     On April 28, 1999, the Company agreed to acquire BigCharts Inc. ("Big Charts"), a privately-held provider of objective, data-driven online financial content for self-directed investors. Under the terms of the acquisition, which will be accounted for as a purchase, the Company will acquire BigCharts for 2,175,000 shares (including shares issuable upon exercise of assumed BigCharts options) of the Company's common stock and pay an aggregate of $6.0 million in cash for all of BigCharts' outstanding shares, options, and warrants. The Company expects to close the transaction in May 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MarketWatch.com, Inc.

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of MarketWatch.com, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and for the period from inception (October 29, 1997) through December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 12, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Data Broadcasting Corporation

     In our opinion, the accompanying statements of operations and of cash flows present fairly, in all material respects, the financial position of the DBC Online/News Business, a division of Data Broadcasting Corporation, and the results of its operations and its cash flows for the period from January 1, 1997 through October 28, 1997 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 15, 1998

                             MARKETWATCH.COM, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1998            1997
                                                             ------------    ------------
Current assets:
  Cash.....................................................  $    140,000    $         --
  Accounts receivable, net of allowances for doubtful
     accounts of $226,000, and $10,000, respectively.......     1,586,000         224,000
  Prepaid expenses.........................................         2,000              --
                                                             ------------    ------------
          Total current assets.............................     1,728,000         224,000
Other assets...............................................        11,000              --
Property and equipment, net................................       932,000          13,000
Deferred offering costs....................................     1,816,000              --
                                                             ------------    ------------
          Total assets.....................................  $  4,487,000    $    237,000
                                                             ============    ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................  $  1,969,000    $         --
  Accrued expenses.........................................     1,688,000          75,000
  Deferred revenue.........................................        14,000          10,000
  Advances from DBC........................................     3,946,000              --
                                                             ------------    ------------
          Total current liabilities........................     7,617,000          85,000
                                                             ------------    ------------
Commitments (Note 6)
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; no shares issued and outstanding..........            --              --
  Common stock, $.01 par value; 30,000,000 shares
     authorized; 9,000,000 shares issued and outstanding...        90,000          90,000
  Additional paid-in capital...............................    53,366,000      51,925,000
  Deferred compensation....................................    (1,144,000)             --
  Contribution receivable..................................   (42,948,000)    (51,782,000)
  Accumulated deficit......................................   (12,494,000)        (81,000)
                                                             ------------    ------------
          Total stockholders' equity (deficit).............    (3,130,000)        152,000
                                                             ------------    ------------
          Total liabilities and stockholders' equity.......  $  4,487,000    $    237,000
                                                             ============    ============

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                            STATEMENTS OF OPERATIONS

                                   MARKETWATCH.COM, INC. (NOTE 1)      DBC ONLINE/NEWS (NOTE 1)
                                  ---------------------------------   ---------------------------
                                                     INCEPTION        JANUARY 1,
                                                 (OCTOBER 29, 1997)      1997
                                   YEAR ENDED         THROUGH           THROUGH       YEAR ENDED
                                  DECEMBER 31,      DECEMBER 31,      OCTOBER 28,    DECEMBER 31,
                                      1998              1997             1997            1996
                                  ------------   ------------------   -----------    ------------
Net revenues:
  Advertising (including
     $233,000 from DBC for the
     year ended December 31,
     1998)......................  $  5,115,000       $  320,000       $   690,000    $   303,000
  News to DBC...................     1,285,000          210,000                --             --
  Subscription..................       627,000          100,000           482,000        304,000
                                  ------------       ----------       -----------    -----------
          Total net revenues....     7,027,000          630,000         1,172,000        607,000
Cost of revenues:
  Advertising and news..........     2,398,000           92,000           391,000        280,000
  Subscription..................       439,000           56,000           269,000        171,000
                                  ------------       ----------       -----------    -----------
          Total cost of
             revenues...........     2,837,000          148,000           660,000        451,000
                                  ------------       ----------       -----------    -----------
Gross profit....................     4,190,000          482,000           512,000        156,000
                                  ------------       ----------       -----------    -----------
Operating expenses:
  Product development...........     1,468,000          186,000           885,000      1,159,000
  General and administrative....     3,429,000          248,000           943,000        732,000
  Sales and marketing...........    11,547,000          129,000            67,000        132,000
                                  ------------       ----------       -----------    -----------
          Total operating
             expenses...........    16,444,000          563,000         1,895,000      2,023,000
                                  ------------       ----------       -----------    -----------
Operating loss..................   (12,254,000)         (81,000)       (1,383,000)    (1,867,000)
Interest expense................      (159,000)              --          (181,000)       (90,000)
                                  ------------       ----------       -----------    -----------
Loss before income tax
  benefit.......................   (12,413,000)         (81,000)       (1,564,000)    (1,957,000)
Income tax benefit..............            --               --           621,000        785,000
                                  ------------       ----------       -----------    -----------
Net loss........................  $(12,413,000)      $  (81,000)      $  (943,000)   $(1,172,000)
                                  ============       ==========       ===========    ===========
Basic and diluted net loss per
  share.........................  $      (1.38)      $    (0.01)
                                  ============       ==========
Shares used in the calculation
  of basic and diluted net loss
  per share.....................     9,000,000        9,000,000
                                  ============       ==========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                   COMMON STOCK
                               ---------------------   ADDITIONAL
                                           PAR VALUE     PAID-IN       DEFERRED     CONTRIBUTION   ACCUMULATED
                                SHARES      AMOUNT       CAPITAL     COMPENSATION    RECEIVABLE      DEFICIT         TOTAL
                               ---------   ---------   -----------   ------------   ------------   ------------   ------------
Capital contribution
  receivable from DBC upon
  formation (Note 1).........         --    $    --    $ 2,000,000   $        --    $ (2,000,000)  $         --   $         --
Capital contribution
  receivable from CBS upon
  formation (Note 1).........         --         --     50,000,000            --     (50,000,000)            --             --
Issuance of shares to DBC and
  CBS at formation (Note
  1).........................  9,000,000     90,000        (90,000)           --              --             --             --
Cash contribution received
  from DBC...................         --         --             --            --         218,000             --        218,000
Fair value of services
  provided by DBC to the
  Company....................         --         --         15,000            --              --             --         15,000
Net loss.....................         --         --             --            --              --        (81,000)       (81,000)
                               ---------    -------    -----------   -----------    ------------   ------------   ------------
Balance at December 31,
  1997.......................  9,000,000     90,000     51,925,000            --     (51,782,000)       (81,000)       152,000
Cash contribution received
  from DBC...................         --         --             --            --       1,782,000             --      1,782,000
Issuance of compensatory
  stock options to
  employees..................         --         --      1,391,000    (1,391,000)             --             --             --
Amortization of deferred
  compensation...............         --         --             --       247,000              --             --        247,000
Fair value of services
  provided by DBC to the
  Company....................         --         --         50,000            --              --             --         50,000
Advertising received from
  CBS........................         --         --             --            --       7,052,000             --      7,052,000
Net loss.....................         --         --             --            --              --    (12,413,000)   (12,413,000)
                               ---------    -------    -----------   -----------    ------------   ------------   ------------
Balance at December 31,
  1998.......................  9,000,000    $90,000    $53,366,000   $(1,144,000)   $(42,948,000)  $(12,494,000)  $ (3,130,000)
                               =========    =======    ===========   ===========    ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                      MARKETWATCH.COM, INC. (NOTE 1)    DBC ONLINE/NEWS (NOTE 1)
                                      ------------------------------   --------------------------
                                                         INCEPTION
                                                       (OCTOBER 29,    JANUARY 1,
                                                           1997)          1997
                                       YEAR ENDED         THROUGH        THROUGH      YEAR ENDED
                                      DECEMBER 31,     DECEMBER 31,    OCTOBER 28,   DECEMBER 31,
                                          1998             1997           1997           1996
                                      -------------    -------------   -----------   ------------
Cash flows used in operating
  activities:
  Net loss..........................  $(12,413,000)      $ (81,000)     $(943,000)   $(1,172,000)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Provision for bad debt
       expense......................       216,000          10,000             --             --
     Depreciation and
       amortization.................       470,000              --         86,000         63,000
     Deferred income taxes..........            --              --        (73,000)       (29,000)
     Noncash charges from
       stockholders.................     7,102,000          15,000             --             --
Changes in operating assets and
  liabilities:
       Accounts receivable..........    (1,578,000)       (234,000)         4,000       (178,000)
       Prepaid expenses and other
          current assets............       (13,000)             --        (64,000)       (16,000)
       Deferred offering costs......    (1,816,000)             --             --             --
       Accounts payable and accrued
          expenses..................     3,583,000          75,000         14,000          3,000
       Deferred revenue.............         4,000          10,000          2,000         14,000
                                      ------------       ---------      ---------    -----------
          Net cash used in operating
             activities.............    (4,445,000)       (205,000)      (974,000)    (1,315,000)
                                      ------------       ---------      ---------    -----------
Cash flows used in investing
  activities:
  Purchase of property and
     equipment......................    (1,143,000)        (13,000)       (90,000)      (158,000)
                                      ------------       ---------      ---------    -----------
Cash flows provided by financing
  activities:
  Contributions from DBC............     1,782,000         218,000             --             --
  Advances from DBC (Note 7)........     3,946,000              --      1,064,000      1,473,000
                                      ------------       ---------      ---------    -----------
          Net cash provided by
             financing Activities...     5,728,000         218,000      1,064,000      1,473,000
                                      ------------       ---------      ---------    -----------
Net change in cash..................       140,000              --             --             --
Cash at beginning of period.........            --              --             --             --
                                      ------------       ---------      ---------    -----------
Cash at end of period...............  $    140,000       $      --      $      --    $        --
                                      ============       =========      =========    ===========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS:

THE COMPANY

     MarketWatch.com, Inc. (the "Company"), a leading web-based provider of comprehensive, real-time, business news, financial programming and analytic tools, was formed on October 29, 1997 in the state of Delaware as a limited liability company and is jointly owned by Data Broadcasting Corporation ("DBC") and CBS Broadcasting Inc. ("CBS") (collectively, the "Members"), with each Member owning 50% of the Company. The operations of the Company are governed by a limited liability company agreement dated October 29, 1997 (the "LLC Agreement"). The Company's web site, CBS.MarketWatch.com, delivers a wide range of financial news and information, including real-time and delayed market prices of stocks, bonds, options and mutual funds and original news and commentary from financial and market analysts, economists and reporters, all of which is available to viewers. However, certain proprietary information and real-time market prices are available only through subscriptions to MarketWatch RT and MarketWatch Live products. The Company operates in one segment. In September 1998, the Company's Board of Directors authorized the reorganization of the limited liability company into a corporation effective immediately prior to the IPO. Upon the consummation of the reorganization, the corporation was authorized to issue 30,000,000 shares of $.01 par value common stock of which 9,000,000 shares were issued to the founding Members. The Company was also authorized to issue 5,000,000 shares of $.01 par value Preferred Stock. All share and per share data have been retroactively adjusted to reflect the reorganization. (See
Note 8).

     In connection with the formation of the limited liability company, the Company, CBS and DBC entered into a contribution agreement on October 29, 1997 (the "Contribution Agreement"), under which DBC was required to contribute to the Company $1.0 million in cash upon consummation of the Contribution Agreement, $1.0 million in cash on October 29, 1998 and DBC's existing "Online/ News" business which primarily consists of customer contracts and intellectual property in return for its ownership position. CBS will provide $50.0 million of rate card amount advertising and promotions over a period of five years in return for its ownership position. Under the terms of the Stockholders Agreement, the $50.0 million rate card amount has been revised to $30.0 million upon completion of the IPO (See Note 8).

     In addition, CBS and the Company have entered into a license agreement dated October 29, 1997 (the "License Agreement") where CBS, in exchange for 30% of net advertising revenue, as defined, has granted to the Company the non-exclusive right and license to use certain CBS news content and registered trademarks, including the CBS "Eye" design, for five years ending October 29, 2002, subject to termination on the occurrence of certain events. In addition to the agreements above, the Company entered into a services agreement with DBC (the "Services Agreement"). Under the terms of the Services Agreement, DBC charges the Company for certain general services, the Company receives payment from DBC for supplying news and the Company receives a fee for licensing MarketWatch RT and MarketWatch Live, respectively (See Notes 7 and 8).

     Immediately prior to the closing of its IPO, the Company entered into a Stockholders' Agreement, Amended and Restated Services and License Agreements, a Registration Rights Agreement and a Revolving Credit Agreement. (See Note 8).

     The accompanying financial statements and related notes also reflect the carve-out historical results of operations and cash flows of the online and news business ("DBC Online/News" or

                             MARKETWATCH.COM, INC.

"Business") of Data Broadcasting Corporation ("DBC"). The Statement of Operations includes all revenues and costs directly attributable to DBC Online/News, including costs for facilities, functions and services used by the Business at shared sites and allocations of costs for certain administrative functions and services performed by centralized departments within DBC. Cost have been allocated to the Business based on DBC management's estimate of costs attributable to the operation of the online and new business. Such costs are not necessarily indicative of the costs that would have been incurred if DBC Online/News had been a separate entity.

ACCOUNTING FOR THE INITIAL CAPITALIZATION OF THE COMPANY

     The Company has recorded DBC's equity contributions under the Contribution Agreement at the value of the cash contributed. DBC's contribution of the intellectual property of the Online/News business has been recorded at its historical carrying amount, which is zero. DBC contributed none of the tangible assets or liabilities of the Online/News business; only intellectual property. The Company has recorded the contribution of the Online/News business at its historical carrying amount since the fair value of the business is not objectively determinable by a corresponding contribution of monetary assets by CBS.

     As described above, CBS has committed to provide advertising and promotions over a five-year period in return for its ownership position. The Company has recorded the $50.0 million commitment by CBS as a contribution receivable and will reduce the receivable and record an expense based on the rate card amount of the advertising and promotion during the period provided. (See Note 7). Under the terms of the Stockholders Agreement, the Company recorded a $20.0 million reduction to the contribution receivable and additional paid-in capital upon completion of the IPO (See Note 8).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

     The Company generates its revenues from three primary sources: the sale of advertising on the Company's web site, subscriptions to premium services available through the web site and the sale of news to DBC.

     Advertising revenue, derived from the sale of banner advertisements and sponsorships on the Company's web site, is recognized ratably in the period the advertising is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that an advertisement is viewed by users of the Company's web site. Additionally, certain sponsorship agreements provide links to third-party web sites and generate either fixed transaction fees for monthly access or variable fees which are dependent upon the number of transactions consummated at the third-party web site by linked customers. Such amounts are recognized as revenue in the month earned.

     Subscription revenue relates to customer subscriptions to the DBC premium online services, MarketWatch RT and MarketWatch Live, which provide subscribers access to real time exchange data and premium analytical products and are sold through the Company's web site. Subscriptions are charged to customers' credit cards and are billed in advance on a monthly basis. Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenues relate to

                             MARKETWATCH.COM, INC.

subscription fees for which amounts have been collected but for which revenue has not been recognized.

     Revenue related to the sale of news to DBC is recognized in the month the services are provided.

     Revenues from barter transactions are recognized in accordance with the provisions of Accounting Principles Board Opinion No. 29 ("APB 29") during the period in which the advertisements are displayed on the Company's web site. Under the provisions of APB 29, barter transactions are recorded at the fair value of the goods or services received. To date, barter transactions have been insignificant.

Property and equipment

     Property and equipment is recorded at cost and depreciated using the straight-line method over its estimated useful life, ranging from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the remaining lease term.

Basic and diluted net loss per share

     The Company computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes all shares of common stock issuable upon exercise of employee stock options as the effect of the exercise would be antidilutive.

Product development costs

     Product development costs primarily consist of costs attributable to the development of new products and are expensed as incurred.

     The Company develops software which enables users to access information on its web site and subscription services. Development costs incurred prior to technological feasibility are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of market availability of products are capitalized. Costs eligible for capitalization have been immaterial for all periods presented.

Promotion and advertising

     Advertising costs are expensed as incurred. Promotion and advertising provided by CBS under the Contribution Agreement, will be recognized as an expense and capital contribution during the period in which the services are provided based on the rate card value of such services (See Note 7). For the period from inception (October 29, 1997) through December 31, 1997 promotion and advertising services provided by CBS were not material. For the year ended December 31, 1998, $7.1 million was expensed for promotion and advertising services provided by CBS.

                             MARKETWATCH.COM, INC.

Use of estimates in the financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Concentrations of credit risk

     Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. Management deposits all its cash with a single financial institution. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. Most of the Company's accounts receivable are from Internet-related businesses. As of December 31, 1997, four customers comprised 53% of gross accounts receivable. As of December 31, 1998, four customers comprised 21% of the gross accounts receivable balance. The fair value of accounts receivable approximates cost due to their short-term nature. Sales of news to DBC accounted for 33% and 18% of revenue for the period from inception (October 29, 1997) through December 31, 1997 and the year ended December 31, 1998, respectively.

Stock-based compensation

     The Company accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

NOTE 3 -- BALANCE SHEET COMPONENTS:

     Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                            ---------------------
                                                               1998        1997
                                                            ----------    -------
Computers and equipment...................................  $  628,000    $ 9,000
Leasehold improvements....................................     300,000      4,000
Furniture and fixtures....................................     228,000         --
                                                            ----------    -------
                                                             1,156,000     13,000
Less accumulated depreciation and amortization............    (224,000)        --
                                                            ----------    -------
          Total property and equipment, net...............  $  932,000    $13,000
                                                            ==========    =======

                             MARKETWATCH.COM, INC.

     Allowance for doubtful accounts is as follows:

                                                                       INCEPTION
                                                    YEAR ENDED     (OCTOBER 29, 1997)
                                                   DECEMBER 31,         THROUGH
                                                       1998        DECEMBER 31, 1997
                                                   ------------    ------------------
Balance at beginning of period...................    $ 10,000           $    --
Charged to expenses..............................     216,000            10,000
Write-offs net of recoveries.....................          --                --
                                                     --------           -------
Balance at end of period.........................    $226,000           $10,000
                                                     ========           =======

NOTE 4 -- INCOME TAXES:

     The taxable loss of DBC Online/News for the year ended December 31, 1996 and period ended from January 1, 1997 through October 28, 1997 was included in the DBC consolidated tax returns. Separate income tax returns were not prepared or filed for DBC Online/News. For all periods presented, deferred income taxes and related tax expenses have been recorded by applying the asset and liability approach to each component of DBC Online/New as if it were a separate taxpayer. Under this approach, deferred tax assets and liabilities represent the expected future tax consequences of carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     The current tax benefit has been determined as if DBC Online/News was a separate taxpayer and is deemed to be receivable from DBC in the period it arose.

     The operating results of DBC Online/News were included in the consolidated tax returns of DBC. The methodology for allocating tax expense to DBC Online/News is set forth in Note 2. For all periods presented, tax losses generated by DBC Online/News were used to reduce DBC's taxable income, and therefore, have been reflected as a current tax benefit.

     The benefit for income taxes consists of the following:

                                                   PERIOD FROM
                                                 JANUARY 1, 1997
                                                     THROUGH            YEAR ENDED
                                                 OCTOBER 28, 1997    DECEMBER 31, 1996
                                                 ----------------    -----------------
Current benefit:
  Federal......................................      $426,000            $564,000
  State........................................       122,000             184,000
                                                     --------            --------
                                                      548,000             748,000
Deferred benefit:
  Federal......................................        57,000              28,000
  State........................................        16,000               9,000
                                                     --------            --------
                                                       73,000              37,000
                                                     --------            --------
                                                     $621,000            $785,000
                                                     ========            ========

     No benefit for federal and state income taxes is reported in the financial statements as the Company has elected to be taxed as a partnership prior to the reorganization of the limited liability

                             MARKETWATCH.COM, INC.

company into a Corporation, which took effect immediately prior to the closing of the IPO (Note 8). Therefore, the federal and state tax effects of the Company's results of operations are recorded by the Members in their respective income tax returns.

     Subsequently, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had the Company applied the provision of SFAS No. 109 for the period from inception (October 1997) through December 31, 1998, the Company would have recorded a deferred tax asset, primarily from net operating loss carryforwards, and a full valuation allowance. Net operating loss carryforwards generated during the period would have been approximately $5.1 million.

NOTE 5 -- OPTIONS:

     The Members and the management committee of the LLC authorized options to purchase membership interests in the Company may be granted to officers and employees of the Company. For the year ended December 31, 1998, the Company recorded $1.4 million of deferred compensation expense representing the difference between the deemed fair value by the Company's Board of Directors of the common stock on the date of grant and the option exercise price on the date of grant. Deferred compensation will be amortized over the three year vesting period of the options. During the year ended December 31, 1998, $247,000 of deferred compensation was recognized as expense. The fair market value of the membership interest is determined by the Board of Directors on the date of grant. In determining the fair market value of the membership interest on each grant date, the Board of Directors considered, among other things, the value of assets contributed to the Company from DBC, the Company's absolute and relative level of revenues and other operating results, the state of the Company's web site development, the absence of a public trading market for the Company's securities, the intensely competitive nature of the Company's market and the appreciation of stock values of a number of generally comparable Internet companies. Each option converted into an option to purchase the equivalent percentage of common stock upon the reorganization of the limited liability company into a corporation, as discussed in Note 8. The following table reflects the option activity restated to reflect the reorganization.

                                                                  WEIGHTED
                                                                  AVERAGE     WEIGHTED
                                                      OPTIONS     EXERCISE    AVERAGE
                                                    OUTSTANDING    PRICE     FAIR VALUE
                                                    -----------   --------   ----------
Options granted at fair value for the periods from
  Inception (October 29, 1997) through December
  31, 1997........................................    446,250      $ 4.09      $ 4.09
Options granted at fair value for the year ended
  December 31, 1998...............................    231,500      $10.64      $10.64
Options granted below fair during the year ended
  December 31, 1998...............................    198,000      $ 5.87      $12.89
Options cancelled for the year ended December 31,
  1998............................................    (12,250)     $ 4.41      $ 4.41
                                                      -------
Options outstanding at December 31, 1998..........    863,500      $ 6.25      $ 7.86
                                                      =======

     At December 31, 1998, 636,500 options were available for future grant and 144,690 options were vested. The weighted average exercise price and weighted average remaining contractual life of the vested options are $4.00 and 8.43 years, respectively.

                             MARKETWATCH.COM, INC.

     The following table summarizes information about options outstanding at December 31, 1998:

                                                          WEIGHTED
                                                           AVERAGE     WEIGHTED
                                                          REMAINING    AVERAGE
                                             NUMBER      CONTRACTUAL   EXERCISE
             EXERCISE PRICE                OUTSTANDING      LIFE        PRICE
             --------------                -----------   -----------   --------
$ 4.00...................................    563,500        8.93        $ 4.00
$ 6.00 - $ 8.50..........................    121,750        9.00        $ 7.92
$ 9.50 - $13.00..........................    132,500        9.32        $11.29
$14.00 - $16.00..........................     45,750        9.58        $15.01
                                             -------
                                             863,500        9.04        $ 6.25
                                             =======

1998 Equity Incentive and Directors' Stock Option Plan

     In September 1998, the Board of Directors adopted, subject to stockholder approval, the 1998 Equity Incentive Plan (the "1998 Plan") and the 1998 Directors' Stock Option Plan (the "1998 Directors' Plan"). The 1998 Plan and 1998 Directors' Plan became effective upon the completion of the Company's IPO. An aggregate of 636,500 shares have been reserved for issuance under both plans.

FAIR VALUE DISCLOSURES

     The Company applies APB No. 25 and related Interpretations in accounting for its stock option plan. Had the Company's stock based compensation cost been determined based on the minimum value at the grant date for awards under the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                               INCEPTION
                                                           (OCTOBER 29, 1997)
                                             YEAR ENDED         THROUGH
                                            DECEMBER 31,      DECEMBER 31,
                                                1998              1997
                                            ------------   ------------------
Net loss:
  As reported.............................  $(12,413,000)      $ (81,000)
                                            ============       =========
  Pro forma...............................  $(13,289,000)      $(118,000)
                                            ============       =========
Net loss per share:
  As reported.............................  $      (1.38)      $   (0.01)
                                            ============       =========
  Pro forma...............................  $      (1.48)      $   (0.01)
                                            ============       =========

     The Company calculated the value of each option grant using the minimum value method with the following assumptions: no dividend yield, weighted average expected option term of 10 years: risk free interest rates of 5.8% to 5.7%, and 5.5% to 4.6% for the period from inception (October 29, 1997) through December 31, 1997 and for the year ended December 31, 1998, respectively and an expected volatility factor of 72%.

                             MARKETWATCH.COM, INC.

NOTE 6 -- COMMITMENTS:

     Beginning in April 1998, the Company subleases office space for its corporate headquarters in San Francisco, California from CBS. Rent expense under the sublease was $137,000 for the year December 31, 1998. Future annual minimum lease payments under the leases were as follows:

Year Ending December 31,
  1999..............................................     322,000
  2000..............................................     335,000
  2001..............................................     348,000
  2002..............................................     362,000
  2003..............................................      90,000
                                                      ----------
                                                      $1,457,000
                                                      ==========

     The Company has entered into employment agreements with two of its officers which expire in June 2001. Such agreements provide for minimum annual salary levels ranging from $200,000 to $240,000, as well as annual bonuses of up to 50% of the base salary.

     During August 1998, the Company entered into a license agreement with Yahoo! Inc. whereby the Company is required to provide news headlines, make payments for advertising and slotting of $870,000 through 1999 and remit referral fees monthly based on the number of click-throughs to the Company's web-site. Payments under the agreement for advertising are expensed in the period in which the advertising is provided. Payments for slotting fees are recognized ratably over the term of the agreement. Payments for referral fees are expensed in the month incurred. Expenses for the year ended December 31, 1998 under this agreement totaled $670,000. Upon completion of the Company's IPO, the minimum commitment increased from $870,000 over a twelve month period to $1.6 million over a twelve month period beginning on the first day of the month following the closing of the IPO.

     In September 1998, the Company amended its web Site Linking and Data Services Agreement with News Alert, Inc. Under the amended agreement, beginning in September 1998, the Company is required to pay a minimum of $20,000 per month over a twelve month period to News Alert, Inc. for co-branding and hosting charges.

     The Company maintains agreements with independent content providers for certain news, stock quotes and other information. The terms of these agreements are generally one year, with optional extension periods ranging from one to three years. At December 31, 1998 minimum payments under these agreements are $615,000.

NOTE 7 -- RELATED PARTY TRANSACTIONS:

     The accompanying DBC Online/News financial statements include costs for cash management, accounting, legal and network operations, that were provided to the Business by DBC, in addition to allocated costs for facility charges at shares sites, including rent and equipment usage. Costs for cash management accounting, legal and network operations have been allocated to the Business based on DBC management's estimated percentage of the time spent by DBC employees on the Business to total department time. The costs for facility charges are based on the percentage of usage by DBC Online/News to the overall costs. Such allocations are not necessarily indicative of the costs that would have been incurred if DBC Online/News had been a separate entity. However, management

                             MARKETWATCH.COM, INC.

believes the differences between the allocated costs and cost to obtain such services from an outside third party would be insignificant.

     Charges allocated to DBC Online/News were $295,000 and $306,000 for the year ended December 31, 1996 and for the period from January 1, 1997 through October 28, 1997, respectively. For the year ended December 31, 1996, allocated charges of $160,000 and $135,000 were included in cost of revenues and general and administrative expenses, respectively. For the period from January 1, 1997 through October 28, 1997, allocated charges of $191,000 and $115,000 were included in cost of revenues and general and administrative expenses, respectively. Other expenses charged by DBC included in the Statement of Operations represent actual costs incurred by DBC which were directly attributable to the Business primarily include payroll and related costs, consulting, commissions, depreciation and access fees for information from various exchange markets.

     DBC funded the working capital requirements of the Business based upon a centralized cash management system. Interest on amounts due to DBC was charged at prime plus 2% (10.5% at October 28, 1997). Amounts due under the obligation to DBC were not assumed by MarketWatch.com upon formation. Subsequent to October 28, 1997, the amounts due to DBC would be reduced by cash collected by DBC on existing accounts receivable. Any remaining obligation has remained outstanding. Prior to the formation of the Company and contribution of the intellectual property (See Note 1), the Online/News business owed DBC $2.7 million. The amounts due under this intercompany obligation were not assumed by the Company.

     An analysis of DBC's owners net deficit for the Online/News business is as follows:

                                                   JANUARY 1, 1997
                                                       THROUGH           YEAR ENDED
                                                   OCTOBER 28, 1997   DECEMBER 31, 1996
                                                   ----------------   -----------------
Owners net deficit beginning balance.............    $(1,319,000)        $  (147,000)
Net loss.........................................       (943,000)         (1,172,000)
                                                     -----------         -----------
Owners net deficit ending balance................    $(2,262,000)        $(1,319,000)
                                                     ===========         ===========

     Under the LLC Agreement, DBC will advance the Company up to an aggregate of $5.0 million through October 29, 2000. Borrowings bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2% (9.75% at December 31, 1998) and are repayable at such time as the Company has sufficient cash, as determined by the Members.

                             MARKETWATCH.COM, INC.

     An analysis of the advances from DBC to the Company are as follows:

                                                                         INCEPTION
                                                                     (OCTOBER 29, 1997)
                                                    YEAR ENDED            THROUGH
                                                 DECEMBER 31, 1998   DECEMBER 31, 1997
                                                 -----------------   ------------------
Balance as of the beginning of the Period......     $        --          $      --
Expenses paid by DBC on behalf of the
  Company......................................       9,483,000            538,000
Expenses allocated by DBC to the Company.......         755,000             70,000
Royalty fees to DBC............................         158,000             16,000
News revenue from DBC..........................      (1,285,000)          (210,000)
web advertising revenue from DBC...............        (340,000)                --
Receivables collected by DBC on behalf of the
  Company......................................        (995,000)          (196,000)
Interest payable on advances from DBC..........         164,000                 --
Cash advances (payments) From DBC, net.........      (2,212,000)                --
Cash contributions.............................      (1,782,000)          (218,000)
                                                    -----------          ---------
Balance as of the end of the period............     $ 3,946,000          $      --
                                                    ===========          =========

     The majority of expenditures and liabilities of the Company were incurred by DBC and directly charged to the Company. These direct charges totaled $538,000 for the period from inception (October 29, 1997) through December 31, 1997 and $9.5 million for the year ended December 31, 1998. Direct charges primarily consist of payroll and related costs, consulting, commissions and access fees for information from various exchange markets. Additionally, under the terms of a Services Agreement dated October 29, 1997, DBC will provide the Company with certain general services which include cash management, accounting, network operations and hosting of the Company's web pages and data feeds. Charges for these services and equipment usage are allocated based upon DBC management's estimate of costs attributable to the operations of MarketWatch.com. Such fees totaled $70,000 for the period from inception (October 29, 1997) through December 31, 1997 and $755,000 for the year ended December 31, 1998.

     The Company is required by the Services Agreement to share net revenue from its current subscription services with DBC. The Services Agreement requires DBC to pay the Company 25% and 75% of the Net Revenues of MarketWatch RT and MarketWatch Live, respectively. The Services Agreement defines "Net Revenues" as gross subscription fees collected, less various direct costs. These direct charges are included in cost of revenues and totaled $16,000 for the period from inception (October 29, 1997) through December 31, 1997 and $158,000 for the year ended December 31, 1998.

     The Services Agreement also provides for the Company to sell its proprietary news and commentary to DBC in exchange for a fee based on the number of DBC subscribers. These fees amounted to $210,000 for the period from inception (October 29, 1997) through December 31, 1997 and $1.3 million for the year ended December 31, 1998. For the five years ending October 29, 2002, these fees are subject to a monthly minimum of $100,000.

     DBC provided office space at various facilities to the Company through June 30, 1998. The Company has recorded rent expense of $15,000 for the period from inception (October 29, 1997) through December 31, 1997 and $50,000 for the year ended December 31, 1998 related to the rent

                             MARKETWATCH.COM, INC.

provided by DBC based upon an allocation methodology using its occupancy percentage and the rental amount paid by DBC. Management believes the allocation methodology to be reasonable. Such amounts have been recorded as capital contributions.

     Under the Amended License Agreement, the Company is required to pay to CBS 8% on certain net advertising revenues, as defined, in excess of the first $1.0 million as compensation for licensing CBS' news content and trademarks. No amounts have been accrued under the agreement for the period from inception (October 29, 1997) through December 31, 1997. $307,000 has been accrued at December 31, 1998 under the License Agreement.

     Under the terms of the Contribution Agreement, CBS will provide advertising and promotions over a five year period. The Company will record an expense at the time the advertising and promotion is provided based on the rate card value. The Company has recorded advertising expense of $7.1 million at rate card value for the year ended December 31, 1998 related to advertising and promotion provided by CBS. As of December 31, 1998, CBS is committed to provide $22.9 million rate card amount of advertising and promotions, upon execution of the Stockholders' Agreement prior to closing the IPO (See Note 8).

     An executive of the Company is also a member of the Board of Directors of a customer. For the period from inception (October 29, 1997) through December 31, 1997, $40,000 of advertising revenues were attributable to this customer. For the year ended December 31, 1998, $80,000 of advertising revenues were attributable to this customer.

     CBS provides office space at its facility in New York and association with the CBS name to the Company in exchange for access to certain news content and news personnel. The Company has not recorded any revenue or expense for this barter transaction for the periods presented because such amounts are insignificant.

     Under the terms of an insertion order, DBC has committed to purchase approximately $225,000 of advertising from the Company in 1998 and approximately $500,000 of advertising from the Company in each of 1999 and 2000. At December 31, 1998, DBC had purchased $233,000 of advertising under the insertion order. This commitment may be terminated by DBC on 30 days' notice.

NOTE 8 -- SUBSEQUENT EVENTS:

Initial Public Offering

     In January 1999, the Company completed an initial public offering of 3,162,500 shares of common stock at $17 per share. The following table sets forth the Company advances from DBC and stockholders equity (deficit) as of December 31, 1998 (i) on an actual basis, and (ii) as adjusted to

                             MARKETWATCH.COM, INC.

give effect to the sale of the 3,162,500 shares of common stock at $17 per share less the underwriters discount and deferred offering costs and the reduction of the advertising commitment from CBS.

                                                              DECEMBER 31, 1998
                                                           -----------------------
                                                            ACTUAL     AS ADJUSTED
                                                           --------    -----------
                                                               (IN THOUSANDS)
Advances from DBC........................................  $  3,946     $     --
                                                           --------     --------
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized; no shares issued and outstanding actual
     and as adjusted.....................................        --           --
  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 9,000,000 shares issued and outstanding
     actual; 12,162,500 shares issued and outstanding as
     adjusted............................................        90          122
  Additional paid-in capital.............................    53,366       81,518
  Deferred compensation..................................    (1,144)      (1,144)
  Contribution receivable................................   (42,948)     (22,948)
  Accumulated deficit....................................   (12,494)     (12,494)
                                                           --------     --------
          Total stockholders' equity (deficit)...........  $ (3,130)    $ 45,054
                                                           ========     ========

Stockholders' Agreement

     In January 1999, the Company entered into a Stockholders' Agreement ("Stockholders' Agreement"). Under the terms of the Stockholders' Agreement, CBS reduced the advertising commitment from the Contribution Agreement to an aggregate rate card amount $30.0 million in return for a change in the percentage royalty under the License Agreement, extension of the License Agreement to 2005 and modification to certain non competition provisions. Additionally, both CBS and DBC will have a right of first refusal in the event either party desires to sell any securities of the Company to a third party or if the Company issues new securities.

CBS License Agreement Amendment

     In January 1999, the Company and CBS entered into an Amended and Restated License Agreement (the "Amended and Restated License") which superseded and replaced the License Agreement. The Amended and Restated License became effective immediately prior to the IPO and was not retroactively applied. Under the Amended and Restated License, in return for the right to use the CBS name and logo as well as the CBS Television Network news content, the Company will be obligated to pay a royalty to CBS of: (i) during 1998, (A) 8% of Gross Revenues in excess of $1.0 million and up to and including $51.0 million and (B) 6% of Gross Revenues in excess of $51.0 million, (ii) during 1999, (A) 8% of Gross Revenues in excess of $500,000 and up to and including $50.5 million and (B) 6% of Gross Revenues in excess of $50.5 million, and (iii) in subsequent years through the termination of the License Agreement on October 29, 2005, (A) 8% of Gross Revenues up to and including $50.0 million and (B) 6% of Gross Revenues in excess of $50.0 million. CBS will have the right to terminate the agreement in certain circumstances, including breach of a material term or condition of the agreement, insolvency, bankruptcy or other similar proceeding, discontinuance of use of the MarketWatch.com logo without providing an acceptable substitute, or acquisition or issuance of certain percentages of the Company's common stock or voting

                             MARKETWATCH.COM, INC.

power by or to a CBS competitor. In addition, CBS will retain significant editorial control over the use and presentation of the CBS news content and the CBS logo and has the ability to prevent the Company from displaying certain types of content which are unacceptable to CBS. The Amended and Restated License will expire on October 29, 2005.

     The terms of the Amended and Restated License will not prohibit CBS from licensing its name and logo to certain other web sites or Internet services. CBS is also not prohibited from licensing its news content to, or investing in, another web site or Internet service.

DBC Services Agreement Amendment

     In January 1999, the Company and DBC entered into an Amended and Restated Services Agreement (the "Amended Services Agreement") which supersedes and replaces the Services Agreement. Under the Amended Services Agreement, DBC will provide the Company with hosting services, software programming assistance, data feeds, communications lines, office space and related facilities, network operations and web site management services as well as certain administrative and engineering services if requested by the Company. The Amended Services Agreement provides for DBC to grant the Company certain nonexclusive licenses to its data and information feeds and provide for certain network web site hosting performance standards. DBC will also pay the Company a monthly per subscriber fee ranging from $2.50 to $5.00, subject to a monthly minimum of $100,000 through October 2002, for delivery of the Company's news to all DBC subscribers, as defined. The term of the Amended Services Agreement will expire on October 29, 2005.

Revolving Credit Agreement

     In January 1999, the Company and DBC entered into a Revolving Credit Agreement (the "Credit Agreement") whereby DBC will be obligated to loan the Company up to $5.0 million through October 2000. Borrowings under the Credit Agreement will be unsecured and bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2%. All previous advances under the LLC Agreement from DBC, will be included against the borrowings under the Credit Agreement. This Credit Agreement will supercede DBC's loan obligation under the LLC Agreement described in Note 7.

Registration Rights Agreement

     In January 1999, the Company, CBS and DBC entered into a Registration Rights Agreement ("Registration Agreement"). CBS and DBC, and their affiliates and permitted transferees will have certain registration rights for the securities of the Company held by them under the Registration Agreement.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BigCharts Inc.:

     We have audited the accompanying balance sheets of BigCharts Inc. (formerly Concerto Technologies, Inc.) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BigCharts Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

March 5, 1999
Minneapolis, Minnesota

                                 BIGCHARTS INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                         DECEMBER 31,
                                                      MARCH 31,    -------------------------
                                                        1999          1998          1997
                                                     -----------   -----------   -----------
                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents........................  $   212,984   $   356,010   $    54,816
  Accounts receivable..............................      490,934       399,835        78,034
  Prepaid expenses.................................       48,222        12,275            --
                                                     -----------   -----------   -----------
          Total current assets.....................      752,140       768,120       132,850
Property and equipment:
  Computer equipment...............................    1,002,915       726,173       276,227
  Furniture and fixtures...........................      124,017        91,424        35,857
  Office equipment.................................       43,890        41,261            --
  Leasehold improvements...........................       87,467        79,956            --
  Less accumulated depreciation and amortization...     (305,069)     (226,561)     (151,010)
                                                     -----------   -----------   -----------
          Net property and equipment...............      953,220       712,253       161,074
Other assets.......................................        3,993         3,993         9,461
                                                     -----------   -----------   -----------
          Total assets.............................  $ 1,709,353   $ 1,484,366   $   303,385
                                                     ===========   ===========   ===========

                       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable....................................  $        --   $        --   $   137,070
  Capital lease obligations -- current.............        7,884         7,884            --
  Accounts payable.................................       46,232        88,697        40,986
  Accrued expenses.................................       58,553        54,357        26,839
  Accrued compensation.............................           --        23,979            --
  Unearned revenue.................................      181,495       135,000       117,500
                                                     -----------   -----------   -----------
          Total current liabilities................      294,164       309,917       322,395
Long-term debt.....................................       96,000        96,000        96,000
Capital lease obligations, less current
  installments.....................................       11,169        13,140            --
                                                     -----------   -----------   -----------
          Total liabilities........................      401,333       419,057       418,395
Commitments and contingencies (notes 5 and 12)
Shareholders' equity (deficit):
  Common stock, par value $.01 per share,
     authorized 10,000,000 shares; issued and
     outstanding 4,146,378 shares at March 31, 1999
     (unaudited), and 3,986,596 and 3,093,700
     shares at December 31, 1998 and 1997..........       41,464        39,866        30,937
  Additional paid-in capital.......................    2,791,177     2,734,925     1,417,513
  Accumulated deficit..............................   (1,524,621)   (1,709,482)   (1,563,460)
                                                     -----------   -----------   -----------
          Total shareholders' equity (deficit).....    1,308,020     1,065,309      (115,010)
                                                     -----------   -----------   -----------
          Total liabilities and shareholders'
             equity (deficit)......................  $ 1,709,353   $ 1,484,366   $   303,385
                                                     ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                 BIGCHARTS INC.

                            STATEMENTS OF OPERATIONS

                                             THREE MONTHS ENDED
                                                  MARCH 31,         YEAR ENDED DECEMBER 31,
                                            ---------------------   ------------------------
                                               1999        1998        1998          1997
                                            ----------   --------   -----------   ----------
                                                 (UNAUDITED)
Revenues:
  Advertising.............................  $  285,120   $168,425   $1,055,364    $ 177,830
  License.................................     725,526    103,019    1,003,556       64,500
                                            ----------   --------   ----------    ---------
     Total revenues.......................   1,010,646    271,444    2,058,920      242,330
Operating expenses:
  Web site operating costs................     282,490    106,973      740,467      413,800
  Research and development................     214,790     50,423      435,523      101,146
  Sales and marketing.....................     146,106     59,108      452,397       93,876
  General and administrative..............     178,398    144,649      538,420      356,543
                                            ----------   --------   ----------    ---------
     Total operating expenses.............     821,784    361,153    2,166,807      965,365
                                            ----------   --------   ----------    ---------
     Income (loss) from operations........     188,862    (89,709)    (107,887)    (723,035)
Other expense (income):
  Interest income.........................          --         --      (22,914)          --
  Interest expense........................       4,001      2,229       59,940       26,201
  Loss on disposal of equipment...........          --         --        1,109          151
     Total other expense, net.............       4,001      2,229       38,135       26,352
                                            ----------   --------   ----------    ---------
     Net income (loss)....................  $  184,861   $(91,938)  $ (146,022)   $(749,387)
                                            ==========   ========   ==========    =========

    The accompanying notes are an integral part of the financial statements.

                                 BIGCHARTS INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                     COMMON STOCK       ADDITIONAL       STOCK
                                  -------------------    PAID-IN     SUBSCRIPTIONS   ACCUMULATED
                                   SHARES     AMOUNT     CAPITAL      RECEIVABLE       DEFICIT       TOTAL
                                  ---------   -------   ----------   -------------   -----------   ----------
Balance, December 31, 1996......  2,144,950   $21,450   $  889,978     $(149,995)    $  (814,073)  $  (52,640)
  Payment received on stock
    subscriptions...............         --        --           --        50,000              --       50,000
  Cancellation of stock
    subscriptions...............    (75,000)     (750)     (99,245)       99,995              --           --
  Issuance of common stock --
    private placements..........    900,000     9,000      491,000            --              --      500,000
  Issuance of common stock --
    services....................     10,000       100        4,900            --              --        5,000
  Issuance of
    warrants -- services........         --        --        3,337            --              --        3,337
  Issuance of common stock --
    purchase of equipment.......     50,000       500       24,500            --              --       25,000
  Issuance of common stock --
    warrant exercise............     63,750       637         (637)           --              --           --
  Issuance of warrants -- line
    of credit...................         --        --      103,680            --              --      103,680
  Net loss......................         --        --           --            --        (749,387)    (749,387)
                                  ---------   -------   ----------     ---------     -----------   ----------
Balance, December 31, 1997......  3,093,700    30,937    1,417,513            --      (1,563,460)    (115,010)
  Cancellation of warrants......         --        --       (3,337)           --              --       (3,337)
  Issuance of common stock --
    private placements, net of
    issuance costs..............    595,238     5,952    1,234,779            --              --    1,240,731
  Issuance of common stock --
    option exercise.............     15,100       151        7,399            --              --        7,550
  Issuance of common stock --
    warrant exercise............    282,560     2,826       67,814            --              --       70,640
  Issuance of warrants -- line
    of credit...................         --        --       10,757            --              --       10,757
  Net loss......................         --        --           --            --        (146,022)    (146,022)
                                  ---------   -------   ----------     ---------     -----------   ----------
Balance, December 31, 1998......  3,986,598    39,866    2,734,925            --      (1,709,482)   1,065,309
  Issuance of common stock --
    option exercise
    (unaudited).................    157,280     1,573       55,027            --              --       56,600
  Issuance of common stock --
    warrant exercise
    (unaudited).................      2,500        25        1,225            --              --        1,250
  Net income (unaudited)........         --        --           --            --         184,861      184,861
                                  ---------   -------   ----------     ---------     -----------   ----------
Balance, March 31, 1999
  (unaudited)...................  4,146,378   $41,464   $2,791,177     $      --     $(1,524,621)  $1,308,020
                                  =========   =======   ==========     =========     ===========   ==========

    The accompanying notes are an integral part of the financial statements.

                                 BIGCHARTS INC.

                            STATEMENTS OF CASH FLOWS

                                             THREE MONTHS ENDED
                                                 MARCH 31,          YEAR ENDED DECEMBER 31,
                                           ----------------------   ------------------------
                                             1999         1998         1998          1997
                                           ---------   ----------   -----------   ----------
                                                (UNAUDITED)
Cash flow from operating activities:
  Net income (loss)......................  $ 184,861   $  (91,938)  $ (146,022)   $(749,387)
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities:
     Depreciation and amortization.......     78,509       20,361      161,077      170,001
     Amortization of deferred debt
       costs.............................         --           --       46,397           --
     Note payable issued for legal
       fees..............................         --           --           --       25,000
     Warrants and stock issued for
       services..........................         --           --           --        5,000
     Loss on disposal of equipment.......         --           64        1,109          151
     Changes in operating assets and
       liabilities:
       Accounts receivable...............    (91,098)     (68,646)    (321,801)     (78,034)
       Prepaid expenses..................    (35,947)      (7,159)     (12,275)          --
       Other assets......................         --       26,730        5,468        3,187
       Accounts payable..................    (42,465)     (11,866)      44,374       44,323
       Accrued expenses..................    (19,785)          --       27,518        8,239
       Accrued compensation..............         --           --       23,979           --
       Unearned revenue..................     46,495       29,625       17,500      117,500
                                           ---------   ----------   ----------    ---------
          Net cash provided by (used in)
             operating activities........    120,570     (102,829)    (152,676)    (454,020)
Cash flow from investing activities:
  Purchase of property and equipment.....   (319,475)     (77,406)    (692,053)     (75,803)
  Proceeds from sale of equipment........         --        1,550        2,340           --
                                           ---------   ----------   ----------    ---------
          Net cash used in investing
             activities..................   (319,475)     (75,856)    (689,713)     (75,803)
                                           ---------   ----------   ----------    ---------
Cash flow from financing activities:
  Proceeds from issuance of common
     stock...............................     57,850    1,241,663    1,318,921      550,000
  Repayments of notes payable............         --      (66,750)    (392,710)    (159,250)
  Proceeds from issuance of notes
     payable.............................         --           --      220,000      179,960
  Payments on capital leases.............     (1,971)          --       (2,628)          --
                                           ---------   ----------   ----------    ---------
          Net cash provided by financing
             activities..................     55,879    1,174,913    1,143,583      570,710
                                           ---------   ----------   ----------    ---------
          Net change in cash and cash
             equivalents.................   (143,026)     996,228      301,194       40,887
Cash and cash equivalents at beginning of
  the period.............................    356,010       54,816       54,816       13,929
                                           ---------   ----------   ----------    ---------
Cash and cash equivalents at end of the
  period.................................  $ 212,984   $1,051,044   $  356,010    $  54,816
                                           =========   ==========   ==========    =========

    The accompanying notes are an integral part of the financial statements.

                                BIGCHARTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS:

     BigCharts Inc. (the Company) designs, produces, and markets industry leading Web-based investment content and tools serving the needs of self-directed institutional and private investors. The Company was incorporated on July 24, 1994 in the state of Minnesota as Concerto Technologies, Inc. The Company changed its name to BigCharts Inc. in 1998. The Company's web site, named BigCharts.com, went on-line in May 1997.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

(B) REVENUE RECOGNITION

     The Company recognizes revenue from on-line advertising and content licensing. On-line advertising revenues are generated from banner advertisements and sponsorships on the Company's web site. Advertising revenue is recognized based on the number of advertisements delivered each month, and sponsorship revenue is pro-rated on a monthly basis over the term of the sponsorship. The Company has a contract with a single agent in which the agent sells and delivers advertisements, collects the revenue and, after taking an agency commission, remits the balance to the Company. Content licensing revenues consist of fixed monthly amounts that are recognized ratably over the terms of the licensing agreements or amounts based on the number of subscribers that use the service each month. Payments received in advance of providing the services are deferred until the period such services are provided.

(C) RESEARCH AND DEVELOPMENT

     Expenditures for research and product development costs are expensed as incurred.

(D) CASH AND CASH EQUIVALENTS

     The Company considers investments in highly-liquid debt securities having an initial maturity of three months or less to be cash equivalents.

(E) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided using straight-line method over their estimated useful lives: computer equipment, 3 years; furniture, fixtures, and office equipment, 5-10 years. Leasehold improvements are depreciated on a straight-line basis over the life of the lease.

                                BIGCHARTS, INC.

(F) INCOME TAXES

     The Company accounts for income taxes under the assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

(G) STOCK COMPENSATION PLANS

     The Company accounts for its stock-based compensation awards in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123).

(H) RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform to the current year presentation.

(I) INTERIM FINANCIAL DATA (UNAUDITED)

     The accompanying financial statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial and other data disclosed in these notes to the financial statements for these periods are also unaudited. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

NOTE 3 -- LIQUIDITY:

     On March 6, 1998, the Company raised $1,240,731, net of offering costs, through the issuance of 595,238 shares of common stock ($2.10 per share). On March 5, 1999, the Company obtained a $500,000 line of credit with a bank (see note 4).

     Management plans to continue to increase sales and improve operating results through additional on-line advertising, and content licensing contracts. Management believes that funds remaining from the private placement referred to above, funds generated from operations, and funds available under the line of credit will be sufficient to cover cash needs through December 31, 1999. In the event sales do not materialize at the expected rates, management would seek additional financing or would conserve cash by reducing administrative, operating, and sales and marketing expenses.

                                BIGCHARTS, INC.

NOTE 4 -- DEBT OBLIGATIONS:

     Debt outstanding at December 31, 1997:

                                                                1997
                                                              --------
0.00% note payable to Company's president, due March 1998...  $ 18,000
4.00% note payable to third party, no stated due date.......    20,000
10.00% note payable to third party, due January 1998........    10,000
18.00% note payable to third party, due June 1998...........    18,750
8.50% line of credit payable to bank, due on demand.........   105,960
                                                              --------
                                                               172,710
Less deferred debt issuance costs...........................    35,640
                                                              --------
                                                              $137,070
                                                              ========

     In April 1997, the Company obtained a revolving line of credit totaling $125,000. The line of credit was guaranteed by three individuals, one of which is a board member. As consideration for the guarantees, four warrants to purchase common stock with an exercise price of $.25 per share were issued to each guarantor per dollar drawn by the Company on the credit facility up to a maximum of 167,000 warrants to each of the guarantors (note 7). The $105,960 outstanding on the line of credit as of December 31, 1997 was paid in full in April 1998. As a result, the value of the warrants which had been capitalized was expensed.

     Long-term debt at December 31, 1998 and 1997 consists of 9.75% debentures, due August 2003 in the amount of $96,000.

     Cash payments for interest expense in 1998 and 1997 totaled $13,147 and $18,015, respectively.

     On March 5, 1999 the Company obtained a line of credit with a bank that expires on March 5, 2000. The line of credit provides for borrowings up to $500,000. Borrowings under this agreement are secured by substantially all Company assets and accrue interest at the prime rate plus 1%. The line of credit contains certain covenants, including maintaining a minimum tangible net worth.

NOTE 5 -- LEASES:

     The Company leases office space and certain equipment under noncancelable operating leases. Future rental payments due under these leases are approximately $143,000, $116,000, $116,000, $114,000 and $48,000 in the years ending December 31, 1999, 2000, 2001, 2002, and 2003, respectively.

     Total rental expense was approximately $100,000 and $38,000 for the years ended December 31, 1998 and 1997.

                                BIGCHARTS, INC.

     The Company also has financed the acquisition of certain fixed assets through capital leases. The following is a schedule of future minimum lease payments together with a present value of the net minimum lease payments as of December 31, 1998:

1999........................................................  $ 9,024
2000........................................................    9,024
2001........................................................    6,016
                                                              -------
       Total minimum lease payments.........................   24,064
Less amount representing interest (9.5%)....................   (3,040)
                                                              -------
       Present value of net minimum lease payments..........   21,024
Less current maturities.....................................   (7,884)
                                                              -------
       Obligations under capital lease, excluding current
        installments........................................  $13,140
                                                              =======

NOTE 6 -- INCOME TAXES:

     The Company has incurred net operating losses since inception. Accordingly, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements.

     As of December 31, 1998, the Company has U.S. tax net operating loss carryforwards of approximately $1,624,000, which will be available to offset earnings during the carryforward period. If not used, these carryforwards begin to expire in 2012. In addition, changes in ownership could put limitations on the availability of the net operating loss carryforward.

NOTE 7 -- SHAREHOLDERS' EQUITY:

     On March 6, 1998, the Company raised $1,240,731, net of offering costs, through the issuance of 595,238 shares of common stock ($2.10 per share).

     During the year ended December 31, 1997, the Company had two private offerings of its common stock. The Company received $400,000 in exchange for 800,000 shares of common stock ($0.50 per share) from the first private offering and $100,000 in exchange for 100,000 shares of common stock ($1.00 per share) from the second private offering. The above amounts include shares sold to directors of the Company of 400,000 shares and 100,000 shares, respectively.

                                BIGCHARTS, INC.

NOTE 8 -- STOCK WARRANTS:

     As of December 31, 1998 and 1997, the Company has the following warrants outstanding:

                                            NUMBER OF    EXERCISE     EXPIRATION
                                            WARRANTS      PRICE          DATE
                                            ---------    --------    -------------
Notes payable -- 1996.....................    13,640       $.50      December 2001
Line of credit -- 1997....................   384,000        .25      April 2007
Payment of services -- 1997...............     3,337        .25      April 2007
                                            --------
December 31, 1997.........................   400,977
Line of credit -- 1998....................    39,840        .25      April 2008
Canceled..................................    (3,337)       .25
Exercised.................................  (282,560)       .25
                                            --------
December 31, 1998.........................   154,920
                                            ========

     The warrant holders may exercise the outstanding warrants at any time up to the expiration date.

NOTE 9 -- STOCK OPTIONS:

     The Company has a stock option plan (the Plan) which permits the granting of stock options, including incentive stock options as defined under Section 422 of the Internal Revenue Code of 1986, nonqualified stock options and restricted stock. The exercise price for options granted under the Plan may not be less than 100% of the fair market value on the date of the grant (110% for a shareowner holding 10% or more the outstanding common stock).

     The Company has reserved 1,500,000 shares of common stock for issuance under the Plan. Options issued become exercisable over varying periods as provided in the individual plan agreements.

     Presented below is a summary of the status of Company stock options held:

                                                                   WEIGHTED AVERAGE
                                                       SHARES       EXERCISE PRICE
                                                      ---------    ----------------
Outstanding at December 31, 1996....................    355,200         $1.33
  Granted...........................................  1,169,500           .72
  Exercised.........................................         --            --
  Canceled..........................................   (602,200)         1.11
                                                      ---------         -----
Outstanding at December 31, 1997....................    922,500           .70
  Granted...........................................    385,170          2.41
  Exercised.........................................    (15,100)          .50
  Canceled..........................................   (127,000)         2.08
                                                      ---------         -----
Outstanding at December 31, 1998....................  1,165,570         $1.11
                                                      =========         =====
Exercisable at December 31, 1998....................    724,434         $ .93
                                                      =========         =====

                                BIGCHARTS, INC.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                   WEIGHTED
  RANGE OF                         AVERAGE            WEIGHTED                         WEIGHTED
  EXERCISE        NUMBER          REMAINING           AVERAGE          NUMBER          AVERAGE
   PRICES       OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
  --------      -----------    ----------------    --------------    -----------    --------------
$0.50........      638,400           6.00              $0.50           442,000          $0.50
1.20 - 1.33..      225,000           2.71               1.30           205,000           1.30
1.50 - 4.00..      302,170           8.92               2.27            77,434           2.43
                 ---------                                             -------
                 1,165,570                                             724,434
                 =========                                             =======

     The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statement of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, the Company's net loss for the years ended December 31, 1998 and 1997 would have been increased to $(223,163) and $(790,433), respectively.

     The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented because compensation cost is reflected over the options' vesting period.

     The weighted average fair value of Company stock options granted during the year ended December 31, 1998 and 1997 is estimated as $.66 and $.14, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: volatility of 0%, risk-free interest rate of 6.5%, and an expected life of 5 years.

NOTE 10 -- PENSION PLAN:

     The Company has a defined contribution retirement plan that covers all eligible employees. No employer contributions have been made for the years ended December 31, 1998 and 1997.

NOTE 11 -- SIGNIFICANT CUSTOMERS:

     The Company has relied on a limited number of customers for a substantial portion of its total revenues. The Company's advertising revenue is provided by its advertising agent [see note 2(b)] and 55% and 100% of the accounts receivable balance at December 31, 1998 and 1997, respectively, relates to this agent. In addition, 42% of the Company's licensing revenue is provided by one customer for the year ended December 31, 1998 (13% of the accounts receivable balance at December 31, 1998).

NOTE 12 -- CONTINGENCIES:

     The Company is exposed to a number of asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                                BIGCHARTS, INC.

NOTE 13 -- NONCASH FINANCING AND INVESTING ACTIVITIES:

     During 1998, the Company entered into a capital lease for financing purchases of equipment of $23,652.

     During 1997, the Company purchased equipment with a fair market value of $25,000 through the issuance of 50,000 shares of common stock.

NOTE 14 -- SUBSEQUENT EVENT (UNAUDITED):

     On June 9, 1999 the Company was acquired by MarketWatch.com, Inc. for approximately $110.9 million in MarketWatch.com common stock, $38.6 million in MarketWatch.com stock options and $6.0 million in cash.

                        PRO FORMA FINANCIAL INFORMATION

     Effective June 9, 1999, MarketWatch.com, Inc. ("MarketWatch" or the "Company"), a Delaware corporation, completed its acquisition of substantially all of the assets of BigCharts, Inc. ("BigCharts"), a Minnesota corporation for $6.0 million in cash, $110.9 million worth of MarketWatch Common Stock, and $38.6 million worth of MarketWatch stock options. The transaction was accounted for using the purchase method; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition.

     The following unaudited pro forma combined condensed financial statements give effect to the acquisition accounted for as a purchase. The unaudited pro forma combined condensed balance sheet and pro forma combined condensed statements of operations are not necessarily indicative of the operating results that would have been achieved if the transaction had occurred on the date indicated and should not be construed as representative of future operations. The historical financial statements of BigCharts are included elsewhere in the filing and the unaudited pro forma financial statements presented herein should be read in conjunction with those financial statements and related notes.

                             MARKETWATCH.COM, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1999
                                 (IN THOUSANDS)

                                     ASSETS

                                                                             PRO FORMA
                                                                      ------------------------
                                            MARKETWATCH   BIGCHARTS   ADJUSTMENTS     COMBINED
                                            -----------   ---------   -----------     --------
Current Assets:
  Cash and cash equivalents...............    $42,323      $  213      $ (6,000)(a)   $ 36,536
  Accounts receivable, net................      1,752         491            --          2,243
  Other current assets....................        410          48            --            458
                                              -------      ------      --------       --------
          Total current assets............     44,485         752        (6,000)        39,237
Property and equipment, net...............      1,150         953            --          2,103
Other assets..............................         19           4            --             23
Intangible assets.........................         --          --         3,600(c)       3,600
Goodwill..................................         --          --       153,589(d)     153,589
                                              -------      ------      --------       --------
                                              $45,654      $1,709      $151,189       $198,552
                                              =======      ======      ========       ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................    $ 2,885      $   54      $     --       $  2,939
  Accrued liabilities.....................        849          59         1,666(e)       2,574
  Deferred revenue........................         16         181            --            197
                                              -------      ------      --------       --------
          Total current liabilities.......      3,750         294         1,666          5,710
                                              -------      ------      --------       --------
Long-term obligations.....................         --         107            --            107
Deferred tax liability....................         --          --         1,520(g)       1,520
Stockholders' equity......................     41,904       1,308       149,511(a)
                                                                         (1,308)(b)
                                                                           (200)(f)    191,215
                                              -------      ------      --------       --------
                                              $45,654      $1,709      $151,189       $198,552
                                              =======      ======      ========       ========

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                             MARKETWATCH.COM, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             PRO FORMA
                                                                      ------------------------
                                            MARKETWATCH   BIGCHARTS   ADJUSTMENTS     COMBINED
                                            -----------   ---------   -----------     --------
Revenues..................................   $  7,027      $2,059      $     --       $  9,086
Cost of revenues..........................      2,837         108         1,000(a)       3,945
                                             --------      ------      --------       --------
Gross profit..............................      4,190       1,951        (1,000)         5,141
                                             --------      ------      --------       --------
Operating expenses:
  Sales and marketing.....................     11,547         452            --         11,999
  Product development.....................      1,468       1,068            --          2,536
  General and administrative..............      3,429         539            --          3,968
  Amortization of goodwill/intangibles....         --          --        52,242(a)      52,242
                                             --------      ------      --------       --------
          Total operating expenses........     16,444       2,059        52,242         70,745
                                             --------      ------      --------       --------
Loss from operations......................    (12,254)       (108)      (53,242)       (65,604)
Interest and other expense, net...........       (159)        (38)           --           (197)
                                             --------      ------      --------       --------
Loss before income tax benefit............    (12,413)       (146)      (53,242)       (65,801)
Income tax benefit........................         --          --           629(c)         629
                                             --------      ------      --------       --------
Net loss..................................   $(12,413)     $ (146)     $(52,613)      $(65,172)
                                             ========      ======      ========       ========
Basic and diluted loss per share..........   $  (1.38)                                $  (6.16)
                                             ========      ======      ========       ========
Shares used to compute basic and diluted
  loss per share..........................      9,000                     1,589(b)      10,589
                                             ========      ======      ========       ========

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                             MARKETWATCH.COM, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             PRO FORMA
                                                                      ------------------------
                                            MARKETWATCH   BIGCHARTS   ADJUSTMENTS     COMBINED
                                            -----------   ---------   -----------     --------
Revenues..................................    $ 3,147      $1,011      $     --       $  4,158
Cost of revenues..........................      1,201          42           250(a)       1,493
                                              -------      ------      --------       --------
Gross profit..............................      1,946         969          (250)         2,665
                                              -------      ------      --------       --------
Operating expenses:
  Sales and marketing.....................      6,221         146            --          6,367
  Product development.....................        627         455            --          1,082
  General and administrative..............      1,550         179            --          1,729
  Amortization of goodwill/intangibles....         --          --        13,061(a)      13,061
                                              -------      ------      --------       --------
          Total operating expenses........      8,398         780        13,061         22,239
                                              -------      ------      --------       --------
Income (loss) from operations.............     (6,452)        189       (13,311)       (19,574)
Interest and other income (expense),
  net.....................................        383          (4)           --            379
                                              -------      ------      --------       --------
Income (loss) before income tax benefit...     (6,069)        185       (13,311)       (19,195)
Income tax benefit........................         --          --           157(c)         157
                                              -------      ------      --------       --------
Net income (loss).........................    $(6,069)     $  185      $(13,154)      $(19,038)
                                              =======      ======      ========       ========
Basic and diluted loss per share..........    $ (0.52)                                $  (1.44)
                                              =======      ======      ========       ========
Shares used to compute basic and diluted
  loss per share..........................     11,635                     1,589(b)      13,224
                                              =======      ======      ========       ========

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                             MARKETWATCH.COM, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION:

     The unaudited pro forma combined condensed balance sheet has been prepared to reflect the acquisition of BigCharts by MarketWatch as if the acquisition had occurred on March 31, 1999.

     The unaudited pro forma combined condensed statements of operations are based on the individual statements of operations of MarketWatch and BigCharts and combines the results of operations for the year ended December 31, 1998 and the three months ended March 31, 1999 as if the acquisition occurred on January 1, 1998. The Company has not included a $200,000 charge for the write off of acquired in-process technology in the pro forma combined condensed statements of operations due to its non-recurring nature.

     There were no material differences in the accounting policies of MarketWatch and BigCharts for the periods presented.

NOTE 2 -- PURCHASE ACCOUNTING:

     In connection with the acquisitions MarketWatch issued a total of 1,589,138 shares of Common Stock, 585,824 stock options and $6.0 million in cash. The fair market value of a share of Common Stock used to determine the purchase price was $69.78 based on the Company's stock price immediately prior to and after the date the terms of the acquisition were agreed to by both parties. The weighted average fair value of the stock options issued was $65.94 and was determined using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.36%, expected life of 4 years, dividend yield of 0% and volatility of 85%. In addition, MarketWatch anticipates incurring acquisition costs of $1.6 million. The total purchase price of $157.2 million was allocated to the fair value of the assets acquired and liabilities assumed, identified intangible assets and goodwill as follows:

                                                       ALLOCATION     EXPECTED LIFE
                                                      ------------    -------------
Tangible assets.....................................  $  1,709,000             --
Liabilities assumed.................................    (1,921,000)            --
Intangible assets:
  Existing technology...............................     2,000,000      2.0 years
  In-process technology.............................       200,000             --
  Trademark.........................................       500,000      3.5 years
  Customer contacts.................................       300,000      1.5 years
  Workforce.........................................       800,000      3.5 years
Goodwill............................................   153,589,000      3.0 years
                                                      ------------
Total purchase price................................  $157,177,000
                                                      ============

     The Company assigned a value of $3.8 million to the intangible assets pursuant to a valuation by an independent appraiser. Identified intangible assets were as follows:

          1. Existing technology consisted of the software design of the BigCharts.com web site, all software related to the charting and other financial tools, the database systems and hardware integration necessary to support both the web site and the servicing of charts to third-party web sites.

                             MARKETWATCH.COM, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

          2. In-process technology consisted of technologies that have not reached technological feasibility. BigCharts has spent approximately $260,000 in the development of the in-process technology and estimates that an additional $100,000 will be required for completion.

          3. Trademarks consisted of the BigCharts(R) trademark and URL.

          4. Customer contracts consisted of contracts with leading electronic trading and financial news sites including seven of the top ten electronic trading companies. Contracts typically range from 12 to 24 months in duration.

          5. In-place workforce consisted of the current employees' knowledge base and expertise and the resources that would be required to recreate those assets.

     The valuation of the technology was prepared using the income approach. The valuation contemplated that annual revenue from the licensing of existing technology would range from $5.4 million to $11.1 million and that annual revenue from the licensing of in-process technology would range from $732,000 to $2.2 million for years 1999 through 2002. The Company based revenue increases on BigCharts' historical rate of growth adjusted to reflect the expected growth of the Internet. Annual operating cost as a percentage of revenue ranged from 87% to 82% for the years 1999 through 2002 based on BigCharts' normal operating margin. Operating cash flows were reduced by an expected effective tax rate of 40% and net cash flows were discounted using a discount rate of 25% for existing technology and 30% for in-process technology. The discount rate was based on the weighted average cost of capital taking into consideration the risks associated with BigCharts' products and business model as well as the risk associated with the overall business and industry.

     The valuation of the trademark and customer contracts was prepared using the relief from royalty approach. The valuation contemplated that total annual revenue attributable to trademarks would range from $6.5 million to $80.0 million and that total annual license revenue attributable to customer contracts would range from $3.2 million to $50.0 million for years 1999 through 2002. Cash flows assumed a trademark and customer royalty rate of 1.0% and 5.0%, respectively, and were reduced by an expected effective tax rate of 40%. Net cash flows were discounted using a discount rate of 25% based on the weighted average cost of capital taking into consideration the risks associated with BigCharts' products and business model as well as the risk associated with the overall business and industry.

     The valuation of the in-place workforce was prepared using the cost approach. The cost approach was based on the cost to recruit and train BigCharts' in-place work force and assumed a recruiting cost and overhead rate of 25% and 50%, respectively, of base salary and an average training period of one month.

NOTE 3 -- PRO FORMA ADJUSTMENTS:

     The following adjustments were applied to the historical statements of operations to arrive at the pro forma combined condensed combined statements of operations:

          (a) Amortization of goodwill and intangible assets on a straight-line basis over the expected life.

          (b) Issuance of Common Stock in Purchase Acquisition.

                             MARKETWATCH.COM, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

          (c) Recognition of a deferred tax benefit related to the amortization of the purchased intangible assets.

     The following adjustments were applied to the historical balance sheet to arrive at the pro forma combined condensed balance sheet:

          (a) Issuance of Common Stock, stock options and cash by MarketWatch.

          (b) Elimination of the stockholders' equity accounts of BigCharts.

          (c) Allocation of purchase price to identified intangible assets.

          (d) Excess of purchase price over the fair value of net assets identified and intangible assets acquired (goodwill).

          (e) Costs incurred related to the acquisition.

          (f) Write off of purchased in-process technology.

          (g) Recognition of a deferred tax liability related to the intangible assets purchased.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              1,589,138 SHARES OF
                                  COMMON STOCK
                                       OF
                             MARKETWATCH.COM, INC.

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                             , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE IN DISTRIBUTION.

     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee and Nasdaq National Market application fee are estimates.

Securities and Exchange Commission registration fee.........  $ 12,772
Nasdaq National Market filing fee...........................    17,500
Printing....................................................    15,000
Legal fees and expenses.....................................    20,000
Accounting fees and expenses................................    20,000
Blue Sky fees and expenses..................................     5,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous...............................................    10,000
                                                              --------
          Total.............................................  $105,272
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and (iv) the rights conferred in the Bylaws are not exclusive.

     The Registrant has entered into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     The Registrant, with approval by the Registrant's Board of Directors, has obtained directors' and officers' liability insurance.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                              EXHIBIT
                          DOCUMENT                            NUMBER
                          --------                            -------
Amended and Restated Certificate of Incorporation of
  Registrant................................................    3.01
Bylaws of Registrant........................................    3.02
Form of Indemnity Agreement.................................   10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following table sets forth information regarding all securities sold by the Registrant and its predecessor, MarketWatch.com, LLC since October 29, 1997, the date of the Company's inception.

                                                                     NUMBER
                                     DATE           TITLE OF           OF          AGGREGATE              FORM OF
       CLASS OF PURCHASER          OF SALE         SECURITIES        SHARES      PURCHASE PRICE        CONSIDERATION
       ------------------          --------        ----------       ---------    --------------        -------------
CBS Inc..........................  10/29/97   Membership Interests        50%(1)      (2)         Advertising Commitments
Data Broadcasting Corporation....  10/29/97   Membership Interests        50%(1)      (3)         Cash and Assigned Assets
Former employee of
  MarketWatch.com................   4/20/99   Common Stock              1,416         (4)                   (4)
Former stockholders of BigCharts
  Inc............................    6/9/99   Common Stock          1,589,138         (5)                   (5)

-------------------------
(1) Represents percentage interests in MarketWatch.com, LLC.

(2) In connection with the formation of MarketWatch.com, LLC, CBS agreed to contribute promotion and advertising with an aggregate rate card amount of $50.0 million over a period of five years, which could not be objectively valued as of the date of contribution. This aggregate rate card amount will be reduced to $30.0 million upon the execution of the Amended and Restated License Agreement.

(3) DBC contributed $1.0 million in cash and certain assets relating to its existing "Online/News" business and contributed $1.0 million in cash on October 29, 1998, in exchange for its membership interests.

(4) On April 20, 1999, a former employee of MarketWatch.com exercised an option to purchase 1,416 shares of common stock at a price of $7.50 per share.

(5) In connection with our acquisition of BigCharts Inc. in June 1999, we issued an aggregate of 2,174,062 shares of common stock to the former stockholders of BigCharts Inc. in exchange for their then outstanding capital stock, including stock options.

     In January 1999, MarketWatch.com, LLC was converted into a corporation and all membership interests were converted into common stock of the Registrant. These membership interests were converted into 4,500,000 shares held by each of CBS and DBC.

     All sales were made in reliance on Section 4(2) of the Securities Act, Rule 701 promulgated under the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  2.01+    Merger Agreement dated January 13, 1999, entered into by
           MarketWatch.com, LLC (the "LLC") and the Registrant
  2.02     Agreement and Plan of Reorganization dated April 28, 1999, entered into by the Registrant and BigCharts Inc., which is incorporated herein by reference to the Registrant's Current
           Report on Form 8-K (File No. 000-25113) filed with the
           Securities and Exchange Commission on May 12, 1999, as
           amended on July 12, 1999.
  3.01+    Registrant's Amended and Restated Certificate of
           Incorporation
  3.02     Registrant's Bylaws, which are incorporated herein by
           reference to the Registrant's Registration Statement on Form
           S-1 (File No. 333-65569) filed with the Securities and
           Exchange Commission (the "SEC") on October 13, 1998 (the
           "Registration Statement.").
  4.01     Form of Specimen Stock Certificate for Registrant's common stock, which is incorporated herein by reference to the
           Registration Statement
  4.02+    Registration Rights Agreement dated January 13, 1999,
           entered into among the Registrant, CBS Broadcasting Inc.
           (formerly known as CBS Inc.) ("CBS") and Data Broadcasting
           Corporation ("DBC").
  4.03+    Stockholders' Agreement dated January 13, 1999, entered into among the Registrant, the LLC, CBS and DBC.
  5.01     Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
 10.01     Form of Indemnity Agreement entered into by Registrant with each of its directors, which is incorporated herein by
           reference to the Registrant's Amendment No. 3 to the
           Registration Statement, filed with the SEC on January 13,
           1999.
 10.02     Limited liability company agreement of the LLC, dated
           October 29, 1997, between CBS and DBC, which is incorporated by reference to the Registration Statement.
 10.03     Contribution Agreement dated October 29, 1997 among the LLC,
           CBS and DBC, which is incorporated by reference to the
           Registration Statement.
 10.04     License Agreement dated October 29, 1997 between the LLC and
           CBS, which is incorporated by reference to the Registration
           Statement.
 10.05     Services Agreement dated October 29, 1997 between the LLC
           and DBC, which is incorporated by reference to the
           Registration Statement.
 10.06     Lease dated as of August 27, 1998 between the Registrant and
           CBS Corporation, which is incorporated by reference to the
           Registration Statement.
 10.07+    Amended and Restated License Agreement dated January 13,
           1999, entered into by and between the Registrant and CBS.
 10.08+    Amended and Restated Services Agreement dated January 13,
           1999, entered into by and between the Registrant and DBC.
 10.09+    Revolving Credit Agreement dated January 13, 1999, entered into by and between the Registrant and DBC, together with
           Revolving Promissory Note dated January 13, 1999, made by
           the Registrant in favor of DBC.
 10.10*    Form of Non-Plan Option, which is incorporated herein by
           reference to the Registration Statement.
 10.11*    Registrant's 1998 Directors Stock Option Plan, which is
           incorporated herein by reference to the Registration
           Statement.
 10.12*    Registrant's 1998 Equity Incentive Plan, which is
           incorporated herein by reference to Amendment No. 2 to the
           Registration Statement, filed December 16, 1998.

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 10.13*    Employment Agreement dated as of July 1, 1998 between the
           Registrant and Lawrence Kramer, which is incorporated herein by reference to the Registration Statement.
 10.14*    Employment Agreement dated as of July 1, 1998 between the
           Registrant and J. Peter Bardwick, which is incorporated
           herein by reference to the Registration Statement.
 10.15     Insertion Order dated as of August 25, 1998 between DBC and the LLC, which is incorporated herein by reference to the
           Registration Statement.
 10.16     Employment Agreement as of June 9, 1999 between BigCharts
           Inc. and Philip D. Hotchkiss.
 10.17     Employment Agreement as of June 9, 1999 between BigCharts
           Inc. and Jamie J. Thingelstad.
 21.01     Subsidiary of the Registrant.
 23.01     Consent of Fenwick & West (included in Exhibit 5.01).
 23.02     Consent of PricewaterhouseCoopers LLP.
 23.03     Consent of KPMG LLP.
 27.01+    Financial Data Schedule (EDGAR Version Only).

-------------------------
* Indicates a management contract or compensatory plan or arrangement.

+ Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999.

(b) Financial Statement Schedule

    Schedule II -- Valuation and Qualifying Accounts

     No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
     Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 9th day of August, 1999.

                                          MARKETWATCH.COM, INC.

                                                 By: /s/ LARRY S. KRAMER

                                          --------------------------------------
                                                     Larry S. Kramer
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

              SIGNATURE                                       TITLE                              DATE
              ---------                                       -----                              ----

         /s/ LARRY S. KRAMER             President, Chief Executive Officer and Director    August 9, 1999
------------------------------------     (Principal Executive Officer)
           Larry S. Kramer

        /s/ J. PETER BARDWICK            Chief Financial Officer and Secretary              August 9, 1999
------------------------------------     (Principal Financial Officer)
          J. Peter Bardwick

          /s/ JOE BRICHLER               Controller (Principal Accounting Officer)          August 9, 1999
------------------------------------
            Joe Brichler

        /s/ JAMES A. DEPALMA             Director                                           August 9, 1999
------------------------------------
          James A. DePalma

       /s/ ALAN J. HIRSCHFIELD           Director                                           August 9, 1999
------------------------------------
         Alan J. Hirschfield

        /s/ ALLAN R. TESSLER             Director                                           August 9, 1999
------------------------------------
          Allan R. Tessler

        /s/ MARK F. IMPERIALE            Director                                           August 9, 1999
------------------------------------
          Mark F. Imperiale

        /s/ MICHAEL H. JORDAN            Director                                           August 9, 1999
------------------------------------
          Michael H. Jordan

         /s/ ANDREW HEYWARD              Director                                           August 9, 1999
------------------------------------
           Andrew Heyward

          /s/ ROBERT LESSIN              Director                                           August 9, 1999
------------------------------------
            Robert Lessin

          /s/ DANIEL MASON               Director                                           August 9, 1999
------------------------------------
            Daniel Mason

       /s/ PHILIP D. HOTCHKISS           Director                                           August 9, 1999
------------------------------------
         Philip D. Hotchkiss

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                DBC ONLINE/NEWS

                                                             INCEPTION
                                                         (OCTOBER 1, 1995)    JANUARY 1, 1997
                                                              THROUGH             THROUGH
                                                         DECEMBER 31, 1996    OCTOBER 29, 1997
                                                         -----------------    ----------------
Balance as of the beginning of the period..............       $   --              $ 4,000
Additions charged to statement of operations...........        4,000               11,000
Deductions from reserves...............................           --                   --
Balance at end of period...............................       $4,000              $15,000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                MARKETWATCH.COM

                                            INCEPTION
                                          (OCTOBER 29,
                                              1997)                                THREE MONTHS
                                             THROUGH            YEAR ENDED            ENDED
                                        DECEMBER 31, 1997    DECEMBER 31, 1998    MARCH 31, 1999
                                        -----------------    -----------------    --------------
Balance as of the beginning of the
  period..............................       $    --             $ 10,000            $226,000
Additions charged to statement of
  operations..........................        15,000              250,000              40,000
Deductions from reserves..............         5,000               34,000              72,000
Balance at end of period..............       $10,000             $226,000            $194,000

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  2.01+    Merger Agreement dated January 13, 1999, entered into by
           MarketWatch.com, LLC (the "LLC") and the Registrant
  2.02     Agreement and Plan of Reorganization dated April 28, 1999, entered into by the Registrant and BigCharts Inc., which is incorporated herein by reference to the Registrant's Current
           Report on Form 8-K (File No. 000-25113) filed with the
           Securities and Exchange Commission on May 12, 1999, as
           amended on July 12, 1999.
  3.01+    Registrant's Amended and Restated Certificate of
           Incorporation
  3.02     Registrant's Bylaws, which are incorporated herein by
           reference to the Registrant's Registration Statement on Form
           S-1 (File No. 333-65569) filed with the Securities and
           Exchange Commission (the "SEC") on October 13, 1998 (the
           "Registration Statement.").
  4.01     Form of Specimen Stock Certificate for Registrant's common stock, which is incorporated herein by reference to the
           Registration Statement
  4.02+    Registration Rights Agreement dated January 13, 1999,
           entered into among the Registrant, CBS Broadcasting Inc.
           (formerly known as CBS Inc.) ("CBS") and Data Broadcasting
           Corporation ("DBC").
  4.03+    Stockholders' Agreement dated January 13, 1999, entered into among the Registrant, the LLC, CBS and DBC.
  5.01     Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
 10.01     Form of Indemnity Agreement entered into by Registrant with each of its directors, which is incorporated herein by
           reference to the Registrant's Amendment No. 3 to the
           Registration Statement, filed with the SEC on January 13,
           1999.
 10.02     Limited liability company agreement of the LLC, dated
           October 29, 1997, between CBS and DBC, which is incorporated by reference to the Registration Statement.
 10.03     Contribution Agreement dated October 29, 1997 among the LLC,
           CBS and DBC, which is incorporated by reference to the
           Registration Statement.
 10.04     License Agreement dated October 29, 1997 between the LLC and
           CBS, which is incorporated by reference to the Registration
           Statement.
 10.05     Services Agreement dated October 29, 1997 between the LLC
           and DBC, which is incorporated by reference to the
           Registration Statement.
 10.06     Lease dated as of August 27, 1998 between the Registrant and
           CBS Corporation, which is incorporated by reference to the
           Registration Statement.
 10.07+    Amended and Restated License Agreement dated January 13,
           1999, entered into by and between the Registrant and CBS.
 10.08+    Amended and Restated Services Agreement dated January 13,
           1999, entered into by and between the Registrant and DBC.
 10.09+    Revolving Credit Agreement dated January 13, 1999, entered into by and between the Registrant and DBC, together with
           Revolving Promissory Note dated January 13, 1999, made by
           the Registrant in favor of DBC.
 10.10*    Form of Non-Plan Option, which is incorporated herein by
           reference to the Registration Statement.
 10.11*    Registrant's 1998 Directors Stock Option Plan, which is
           incorporated herein by reference to the Registration
           Statement.
 10.12*    Registrant's 1998 Equity Incentive Plan, which is
           incorporated herein by reference to Amendment No. 2 to the
           Registration Statement, filed December 16, 1998.

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 10.13*    Employment Agreement dated as of July 1, 1998 between the
           Registrant and Lawrence Kramer, which is incorporated herein by reference to the Registration Statement.
 10.14*    Employment Agreement dated as of July 1, 1998 between the
           Registrant and J. Peter Bardwick, which is incorporated
           herein by reference to the Registration Statement.
 10.15     Insertion Order dated as of August 25, 1998 between DBC and the LLC, which is incorporated herein by reference to the
           Registration Statement.
 10.16     Employment Agreement as of June 9, 1999 between BigCharts
           Inc. and Philip D. Hotchkiss.
 10.17     Employment Agreement as of June 9, 1999 between BigCharts
           Inc. and Jamie J. Thingelstad.
 21.01     Subsidiary of the Registrant.
 23.01     Consent of Fenwick & West (included in Exhibit 5.01).
 23.02     Consent of PricewaterhouseCoopers LLP.
 23.03     Consent of KPMG LLP.
 27.01+    Financial Data Schedule (EDGAR Version Only).

-------------------------
* Indicates a management contract or compensatory plan or arrangement.

+ Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999.